As filed with the Securities and Exchange Commission on March 30, 2007
Registration No. 333-140599

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment
No. 1 to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

QUICKSILVER GAS SERVICES LP
(Exact Name of Registrant as Specified in Its Charter)

Delaware	4922	56-2639586
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

777 West Rosedale Street, Suite 300
Fort Worth, Texas 76104
(817) 665-5000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

John C. Cirone
777 West Rosedale Street, Suite 300
Fort Worth, Texas 76104
(817) 665-5000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

G. Michael O’Leary Henry Havre Andrews Kurth LLP 600 Travis Street, Suite 4200 Houston, Texas 77002 (713) 220-4200	D. Alan Beck, Jr. Alan P. Baden Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2300 Houston, Texas 77002 (713) 758-2222

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

	Proposed Maximum
Title of Each Class of	Aggregate Offering	Amount of
Securities To Be Registered	Price(1)(2)	Registration Fee
Common units representing limited partner interests	$81,506,250	$8,721(3)

(1)	Includes common units issuable upon exercise of the underwriters’ option to purchase additional common units.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

(3)	Previously paid by the Registrant in connection with the Registration Statement on Form S-1 (Registration No. 333-140599), as filed with the Securities and Exchange Commission on February 12, 2007.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED MARCH 30, 2007

PROSPECTUS

Quicksilver Gas Services LP

3,375,000 Common Units

Representing Limited Partner Interests

This is the initial public offering of our common units. We currently estimate that the initial public offering price will be between $       and $      per common unit. Prior to this offering, there has been no public market for the common units. We intend to apply to list our common units on NYSE Arca under the symbol “KGS.”

Investing in our common units involves risks. Please read “Risk Factors” beginning on page 14.

These risks include the following:

•	We are dependent on our ultimate parent, Quicksilver Resources Inc., for almost all of our supply of natural gas. The loss of this customer would result in a material decline in our volumes, revenues and cash available for distribution.

•	Our pro forma available cash generated during the year ended December 31, 2006 would not have been sufficient to enable us to make cash distributions to holders of our common units and subordinated units at the initial distribution rate under our cash distribution policy.

•	Because of the natural decline in production from existing wells in our operating region, our success depends on our ability to obtain new sources of supplies of natural gas, which depends on certain factors beyond our control. Any decrease in supplies of natural gas could adversely affect our business and operating results.

•	We depend on a single processing plant and a single pipeline system for all of our revenues, and if utilization of these assets were reduced significantly, there would be a material adverse effect on our results of operations and ability to make distributions to our unitholders.

•	Quicksilver will own a 75.0% limited partner interest in us and will control our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner has conflicts of interest, which may permit it to favor its own interests to your detriment.

•	Cost reimbursements due to our general partner and its affiliates for services provided, which will be determined by our general partner, will be substantial and will reduce our cash available for distribution to you.

•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors.

•	Even if unitholders are dissatisfied, they cannot initially remove our general partner without its consent.

•	Control of our general partner may be transferred to a third party without unitholder consent.

•	You will experience immediate and substantial dilution of $ in tangible net book value per common unit.

•	You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.

Per
	Common Unit	Total

Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Quicksilver Gas Services LP	$	$

(1)	Excludes an aggregate structuring fee equal to 0.5% of the gross proceeds of this offering, or approximately $ million, payable to UBS Investment Bank and Goldman, Sachs & Co.

We have granted the underwriters a 30-day option to purchase up to an additional 506,250 common units from us on the same terms and conditions as set forth above if the underwriters sell more than 3,375,000 common units in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units on or about          , 2007.

UBS Investment Bank	Goldman, Sachs & Co.

          , 2007

(Map Depicting our Assets)

i

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

SUMMARY

This summary is a brief overview of this prospectus, and does not contain all of the information that you should consider before investing. You should read this entire prospectus, including the financial statements and related notes. We have presented information assuming (1) an initial public offering price of $      per common unit and (2) that the underwriters’ option to purchase additional units will not be exercised. Please pay special attention to information under the caption “Risk Factors” beginning on page 14 for risks that you should consider before investing. Unless indicated otherwise, (1) “our,” “we,” “us” and similar terms refer to Quicksilver Gas Services LP, together with its subsidiaries, after giving effect to the Formation Transactions described on page 4, and also refer to our predecessors, Cowtown Pipeline Partners L.P. and Cowtown Gas Processing Partners L.P., and (2) “Quicksilver” refers to Quicksilver Resources Inc., our ultimate parent, and its subsidiaries (other than us). We present Quicksilver’s natural gas production data on a “net production” basis, which means production owned by Quicksilver less royalties and production due to other third parties. Appendix B contains a glossary of several terms, including “Quicksilver Counties” (which are comprised of Hood, Somervell, Johnson, Tarrant, Hill, Parker, Bosque and Erath Counties in north Texas) and “Fort Worth Basin.”

Our Partnership and Our Relation to Quicksilver

We are a growth-oriented limited partnership in the business of gathering and processing natural gas produced from the Barnett Shale geologic formation of the Fort Worth Basin in north Texas. We began operations in 2004 to provide these services primarily to Quicksilver, the owner of our general partner, as well as other natural gas producers in this area. During the fourth quarter of 2006, approximately 96% of our total gathering and processing volumes were comprised of natural gas owned or controlled by Quicksilver. We provide gathering and processing services under fixed fee contracts, without taking title to the natural gas and associated natural gas liquids, or NGLs, that we gather, transport and process. Consequently we avoid direct commodity price exposure.

Quicksilver is a Fort Worth, Texas-based, independent oil and natural gas company with considerable presence in the Quicksilver Counties. Quicksilver has dedicated to us for gathering and processing purposes all of its natural gas production from the Quicksilver Counties for a period of 10 years. We believe that our relationship with Quicksilver is advantageous to us because of the following:

•	Large, long-lived reserve base. Based on a report prepared by Schlumberger Data and Consulting Services, independent petroleum engineers, Quicksilver had approximately 704 billion cubic feet equivalent, or Bcfe, of proved reserves in the Quicksilver Counties as of December 31, 2006, with average production of approximately 34.7 million cubic feet per day equivalent, or MMcfe/d, in 2006;

•	Substantial Fort Worth Basin acreage position. As of December 31, 2006, Quicksilver owned approximately 270,000 net acres within the Quicksilver Counties with approximately 2,000 drilling locations, which represent approximately twenty times the number of producing wells that Quicksilver operated in the Fort Worth Basin at that date;

•	Proven track record. Since entering the Fort Worth Basin in 2004, Quicksilver has increased its production from an average of 0.5 MMcfe/d in 2004 to an average of 34.7 MMcfe/d in 2006. Through December 31, 2006, Quicksilver had drilled 161 net wells in the Quicksilver Counties with a 98% success rate; and

•	Highly active drilling program in the Fort Worth Basin. Quicksilver plans to drill 160 to 180 net wells in 2007 and 200 to 220 net wells in 2008, in each case, in the Fort Worth Basin. This drilling activity would represent a significant increase over the 110 net wells Quicksilver drilled in this area in 2006, and would surpass the 161 total net wells Quicksilver has drilled in the basin through December 31, 2006.

Our Assets and Operations

As of December 31, 2006, our primary assets were comprised of a pipeline system in the southern portion of the Fort Worth Basin, which we refer to as the Cowtown Pipeline, and a natural gas processing plant in Hood County, Texas, which we refer to as the Cowtown Plant. The Cowtown Pipeline consists of approximately 120 miles of natural gas gathering pipelines, which gather and transport natural gas produced by our customers to the Cowtown Plant. The Cowtown Plant consists of a newly constructed state-of-the-art 125 MMcf/d natural gas processing unit, which we expect to be operational in the first quarter of 2007, and an existing 75 MMcf/d natural gas processing unit, which became operational in 2006. At the Cowtown Plant, we process natural gas to extract NGLs and deliver the residue gas to third party intrastate pipelines. We transport the extracted NGLs via our 22-mile NGL pipeline that runs from the Cowtown Plant to an interconnecting third party pipeline, where we sell the NGLs on behalf of our customers.

Near-Term Growth Platform

To support the near-term production growth that we anticipate from wells to be drilled in the Quicksilver Counties, we are pursuing the following additions to our operating asset base:

•	A third processing unit which we expect to provide 125 MMcf/d of additional capacity and increase total processing capacity to 325 MMcf/d by the fourth quarter of 2008;

•	Additions to the Cowtown Pipeline to gather and transport natural gas from new Quicksilver wells in the Quicksilver Counties to the Cowtown Plant;

•	A second interconnect at the terminus of our 22-mile NGL pipeline to another third party pipeline, which we expect to be completed by the end of the first quarter of 2007; and

•	New pipelines to gather and transport natural gas from new wells drilled in the Lake Arlington area of Tarrant County, which we refer to as the Lake Arlington Dry System, and in the Hill County area, which we refer to as the Hill County Dry System.

We have budgeted approximately $85 million to cover all of our capital expenditures through 2008. We intend to finance the projects mentioned above with cash flows from our current operations and borrowings under our revolving credit facility.

Our Recent Results

For the year ended December 31, 2006, we gathered and processed 37.0 MMcf/d of natural gas and produced 2.2 million barrels per day, or MBbls/d, of NGLs, and we generated pro forma net loss of approximately $(1.5) million and EBITDA of approximately $5.5 million. EBITDA is a non-GAAP financial measure that we define as net income plus net interest expense, provision for taxes on our income and depreciation and amortization expense. For an explanation regarding EBITDA, as we define that term, and a reconciliation of EBITDA to its most directly comparable GAAP financial measures, please see “— Non-GAAP Financial Measures.”

Business Strategies

Our primary business objective is to increase our cash distribution per unit. We intend to achieve this objective by executing the following business strategies:

•	Organically growing our capacity to meet Quicksilver’s gathering and processing needs. We expect that the primary growth in our gathering and processing volumes will come from Quicksilver’s increased volume of product transported, or throughput, to our system, which we expect to result from its planned increased drilling activity.

•	Attracting third party volumes to our facilities. We believe that the Fort Worth Basin is one of the fastest growing natural gas fields in the United States. We intend to attract increased third party volumes to our gathering and processing systems by actively marketing our midstream services and providing superior customer service to these natural gas producers.

•	Minimizing commodity price exposure and maintaining a disciplined financial policy. We structure our service agreements on a fixed fee basis without direct commodity price exposure. We plan to maintain a prudent and disciplined cash distribution policy and capital structure.

•	Improving operating efficiency and enhancing asset utilization while prudently managing our growth. As we expand our operations, we intend to improve operational efficiencies, increase capacity and enhance overall asset utilization. We intend to complete an upgrade of the existing 75 MMcf/d processing unit at our Cowtown Plant in the third quarter of 2007, as well as construct an additional processing unit and several new pipeline additions over the next 18 months.

•	Pursuing midstream acquisitions. We plan to pursue strategic midstream acquisition opportunities that will complement and expand our existing business.

Competitive Strengths

We believe that we have the following competitive strengths:

•	Quicksilver is one of the fastest growing producers in the Fort Worth Basin. Quicksilver’s average annual natural gas production from the Fort Worth Basin has grown from 0.5 MMcfe/d in 2004 to 34.7 MMcfe/d in 2006. Quicksilver has announced its intention to increase the number of rigs it will operate in the Quicksilver Counties from 12 at December 31, 2006 to 16 by the end of 2007. We expect this increased drilling activity to result in significantly increased throughput at our facilities.

•	Our relationship with Quicksilver reduces the uncertainties associated with our expansions. Our relationship with Quicksilver improves our ability to forecast our future throughput volumes. Consequently, we can coordinate our capacity additions with Quicksilver’s production growth.

•	Our assets are strategically located in the Fort Worth Basin to attract third party volumes. We believe that our established position in the Fort Worth Basin gives us an opportunity to expand our gathering system and increase processing volumes, resulting in increased cash flows from third parties.

•	We provide an integrated package of midstream services. We provide a broad range of bundled midstream services to natural gas producers, including gathering, compressing, treating and processing natural gas and transporting and marketing NGLs.

•	We have the financial flexibility to pursue growth opportunities. We plan to enter into a $150 million revolving credit facility, for capital expenditures, acquisitions and other general partnership purposes. This facility, combined with internally generated funds and our ability to access capital markets, should enable us to complete our near-term growth projects and will facilitate our expansion and acquisition strategies.

•	We have an experienced, knowledgeable management team with a proven performance record. Our management team has a proven record of enhancing value through the development and operation of midstream natural gas assets. This team provides a strong foundation for accessing acquisition opportunities and developing new natural gas gathering and processing assets.

•	Quicksilver will retain significant ownership in us. Upon completion of this offering, Quicksilver will own 4,638,205 common and 8,740,275 subordinated units, which together will represent a 75.0% limited partner interest in us. Quicksilver will also own all the equity of our general partner. Consequently, Quicksilver will have a vested interest in our growth and success.

Risk Factors

An investment in us involves several risks.  Please read carefully the risks described under “Risk Factors.”

Formation Transactions and Partnership Structure

We are a Delaware limited partnership formed in January 2007 to indirectly own and operate the assets that were previously owned and operated by Cowtown Gas Processing Partners L.P. and Cowtown Pipeline Partners L.P., which we refer to collectively as the Cowtown Entities. Prior to this offering, the Cowtown Entities had been owned indirectly by Quicksilver (and its affiliates) and two private investors, to whom we refer as the Private Investors. Upon closing this offering and giving effect to the transactions described below, we will indirectly own the Cowtown Entities. At the closing of this offering, the following transactions, which we refer to as the Formation Transactions, will occur:

•	Quicksilver and its affiliates will contribute to us their 95% interest in Cowtown Gas Processing Partners L.P., and their 93% interest in Cowtown Pipeline Partners L.P., and the Private Investors will contribute to us their 5% interests in Cowtown Gas Processing Partners L.P. and their 7% interests in Cowtown Pipeline Partners L.P.;

•	we will issue to Quicksilver 4,638,205 common units and 8,740,275 subordinated units, representing an aggregate 75.0% limited partner interest in us (subject to adjustment as described below);

•	we will issue to the Private Investors a total of 727,070 common units, representing an aggregate 4.1% limited partner interest in us (subject to adjustment as described below);

•	we will issue to our general partner, Quicksilver Gas Services GP LLC, 356,746 general partner units, representing its initial 2% general partner interest in us, and all of our incentive distribution rights, which incentive distribution rights will entitle our general partner to increasing percentages of the cash that we distribute in excess of $0.3881 per unit per quarter;

•	we will issue 3,375,000 common units to the public, representing a 18.9% limited partner interest in us. We will use the proceeds from this offering and borrowings of approximately $50.0 million under our revolving credit facility to pay expenses associated with this offering, the Formation Transactions and our revolving credit facility and to pay approximately $102.4 million to Quicksilver and approximately $7.4 million to the Private Investors as reimbursement of capital expenditures and return of investment capital;

•	we will own all of the ownership interests in Quicksilver Gas Services Operating LLC and its operating subsidiaries, which will own and operate our assets;

•	we will enter into an omnibus agreement with Quicksilver and our general partner, which will address, among other things, our reimbursement to Quicksilver for the payment of certain operating expenses incurred on our behalf; and

•	our general partner will enter into a services and secondment agreement with Quicksilver, pursuant to which employees of Quicksilver will perform services on our behalf.

The final allocation of common and subordinated units that we will issue to Quicksilver and the Private Investors at the closing will be adjusted to reimburse Quicksilver for funds advanced by it for capital expenditures in our business from January 1, 2007 through the time of the closing.

The diagram on the following page depicts our simplified organization and ownership structure after giving effect to this offering and the related Formation Transactions.

Ownership of Quicksilver Gas Services LP

Public Common Units	18.9%
Private Investors Common Units	4.1%
Quicksilver and affiliates Common and Subordinated Units	75.0%
General Partner	2.0%

Total	100.0%

Management of Our Partnership

Quicksilver Gas Services GP LLC, our general partner, has sole responsibility for conducting our business and for managing our operations and will be controlled by our ultimate parent, Quicksilver Resources Inc. Neither our general partner, nor any of its affiliates will receive any compensation in connection with the management of our business, but they will be entitled to reimbursement for all expenses they incur on our behalf, and officers of our general partner may receive restricted units pursuant to our 2007 Equity Plan. Some of Quicksilver’s executive officers and directors will also serve as executive officers or directors of our general partner. Neither our general partner nor its board of directors will be elected by our unitholders. By owning a majority interest in our general partner, Quicksilver will have the right to elect our general partner’s entire board of directors at the closing of this offering.

Principal Executive Offices and Internet Address

Our principal executive offices are located at 777 West Rosedale Street, Suite 300, Fort Worth, Texas 76104 and our telephone number is (817) 665-5000. Upon closing this offering, our website will be located at www.kgslp.com. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, or the SEC, available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Conflicts of Interest and Fiduciary Duties

General.  Our general partner, Quicksilver Gas Services GP LLC, has a legal duty to manage us in a manner beneficial to holders of our common units and subordinated units. This duty originates in statutes and judicial decisions and is commonly referred to as a “fiduciary duty.” Our general partner’s officers and directors also have fiduciary duties to manage it in a manner beneficial to its owners. Consequently, conflicts of interest may arise between us and holders of our common units and subordinated units, on the one hand, and our general partner and its affiliates on the other hand. For example, our general partner will be entitled to make determinations that affect our ability to make cash distributions, including determinations related to the operation of our business, our borrowings, our capital expenditures, asset purchases and sales and other acquisitions and dispositions, and the amount of cash reserves necessary or appropriate to satisfy general, administrative and other expenses and debt service requirements, and otherwise provide for the proper conduct of our business. These determinations will have an effect on the amount of cash distributions we make to the holders of common units, and that amount in turn has an effect on whether our general partner receives incentive cash distributions as discussed below.

Partnership Agreement Modifications to Fiduciary Duties.  Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner to holders of our units, and also restricts the remedies available to holders of our units for actions that might otherwise constitute a breach of our general partner’s fiduciary duties. Each holder of common units consents to various actions contemplated in the partnership agreement as well as conflicts of interest that might otherwise be considered a breach of fiduciary or other duties.

Our general partner’s affiliates may compete with us.  Our general partner’s affiliates may compete with us outside of the Quicksilver Counties. Additionally, our general partner’s affiliates may compete with us within the Quicksilver Counties if we decline to acquire midstream assets offered to us pursuant to our right of first refusal under the omnibus agreement.

Our General Partner’s Right to Receive Incentive Distributions

2% General Partner Interest.  Our general partner initially will be entitled to receive 2% of our cash distributions. The general partner’s initial 2% interest in these distributions will be reduced if we issue additional units and our general partner does not elect to contribute a proportionate amount of capital to us. All references in this prospectus to the general partner’s 2% general partner interest assume that the general partner will elect to make these additional capital contributions in order to maintain its right to receive 2% of these cash distributions.

Incentive Distributions.  In addition to its 2% general partner interest, our general partner holds incentive distribution rights, which are non-voting limited partner interests representing the right to receive an increasing percentage of quarterly distributions of available cash as higher target distribution levels of cash have been distributed to the unitholders. The following table shows how our available cash from operating surplus is allocated among our unitholders and the general partner as higher target distribution levels are met:

		Marginal Percentage Interest in Distributions*
			General Partner
	Total Quarterly		General Partner	Incentive
Target Distribution Level	Distribution Per Unit	Unitholders	Interest	Distribution Rights

Minimum Quarterly Distribution	$0.3375	98%	2%	0%
First Target Distribution	up to $0.3881	98%	2%	0%
Second Target Distribution	above $0.3881 up to $0.4219	85%	2%	13%
Third Target Distribution	above $0.4219 up to $0.5063	75%	2%	23%
Thereafter	above $0.5063	50%	2%	48%

*	Assuming there are no arrearages on common units and that our general partner maintains its 2% general partner interest and continues to own the incentive distribution rights.

Our General Partner’s Right to Reset the Target Distribution Levels.  Our general partner has the right, at a time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48%) for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (we refer to such amount as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution amount. As a result, following a reset, we would distribute all of our available cash from operating surplus for each quarter thereafter as follows (assuming our general partner maintains its 2% general partner interest and the ownership of the incentive distribution rights):

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until each unitholder receives an amount equal to 115% of the reset minimum quarterly distribution for that quarter;

•	second, 85% to all unitholders, pro rata, and 15% to the general partner, until each unitholder receives an amount per unit equal to 125% of the reset minimum quarterly distribution for the quarter;

•	third, 75% to all unitholders, pro rata, and 25% to the general partner, until each unitholder receives an amount per unit equal to 150% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.

In connection with resetting these target distribution levels, our general partner will be entitled to receive a number of Class B units and general partner units. The Class B units will be entitled to the same cash distributions per unit as our common units and will be convertible into an equal number of common units. The number of Class B units to be issued will be equal to that number of common units whose aggregate quarterly cash distributions equaled the average of the distributions to our general partner on the incentive distribution rights in the prior two quarters. The number of general partner units to be issued will be an amount that will maintain the general partner’s interest in us immediately prior to the reset election.

The Offering

Common units offered to the public	3,3750,00 common units.

3,881,250 common units, if the underwriters exercise their option to purchase additional units in full.

Units outstanding after this offering	8,740,275 common units[1]( and 8,740,275 subordinated units, each representing a 49% limited partner interest in us.

Use of proceeds	We intend to use the net proceeds of approximately $62.8 million from this offering, after deducting underwriting discounts and fees but before paying offering expenses, together with borrowings of approximately $50.0 million under our revolving credit facility, to:

• distribute approximately $102.4 million in cash to Quicksilver and approximately $7.4 million to the Private Investors as a return of investment capital contributed and reimbursement for capital expenditures advanced, comprising most of the initial investment by Quicksilver, and all of the initial investment by the Private Investors, in us;

• pay approximately $3.0 million of expenses associated with the offering and related Formation Transactions; and

• retain the balance, if any, for working capital purposes.

The net proceeds from any exercise of the underwriters’ option to purchase additional common units will be used to redeem an equal number of common units from Quicksilver.

Cash distributions	Our cash distribution policy will require us to pay cash distributions at an initial distribution rate of $0.3375 per common unit per quarter ($1.35 per common unit on an annualized basis) to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We call this quarterly distribution amount the “minimum quarterly distribution,” and our ability to pay it is subject to various restrictions and other factors. We will adjust the minimum quarterly distribution for the period from the closing of this offering through September 30, 2007, based on the actual length of that period.

Our partnership agreement requires us to distribute at the end of each quarter all of our cash on hand, less reserves established by our general partner. We refer to this amount as “available cash,” and we define it in our partnership agreement and in the glossary attached as Appendix B. Our partnership agreement requires that we distribute all of our available cash each quarter in the following manner:

• first, 98% to the holders of common units and 2% to our general partner, until each common unit has received a minimum

(     1 Excludes 500,000 common units subject to issuance under our 2007 Equity Plan. See “Management — 2007 Equity Plan.”

quarterly distribution of $0.3375 plus any arrearages from prior quarters;

• second, 98% to the holders of subordinated units and 2% to our general partner, until each subordinated unit has received a minimum quarterly distribution of $0.3375 and

• third, 98% to all unitholders, pro rata, and 2% to our general partner, until each unit has received a distribution of $0.3881.

If cash distributions to our unitholders exceed $0.3881 per unit in any quarter, our general partner will receive, in addition to distributions on its 2% general partner interest, increasing percentages, up to 48%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.”

Pro forma and expected ability to pay the minimum quarterly distribution	The amount of pro forma available cash generated during the year ended December 31, 2006 would not have been sufficient to allow us to pay the minimum quarterly distribution on our common units or our subordinated units during such period.

We believe that, based on the Statement of Forecasted Results of Operations and Cash Flows for the Twelve Months Ending June 30, 2008 included under the caption “Our Cash Distribution Policy and Restrictions on Distributions,” we will have sufficient cash available for distribution to make cash distributions for the four quarters ending June 30, 2008 at the initial distribution rate of $0.3375 per common unit per quarter ($1.35 per common unit on an annualized basis) on all common units and subordinated units.

Subordinated units	Quicksilver will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are entitled to receive the minimum quarterly distribution of $0.3375 per unit only if the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Also, subordinated units will not accrue arrearages.

Subordination period	The subordination period generally will end if we have earned and paid at least $0.3375 per quarter on each outstanding common unit, subordinated unit and general partner unit for any three consecutive, non-overlapping four-quarter periods ending on or after June 30, 2010. If we have earned and paid at least $0.5063 per quarter (150% of the minimum quarterly distribution) on each outstanding common unit, subordinated unit and general partner unit for any four-quarter period, the subordination period will terminate automatically and all of the subordinated units will convert into an equal number of common units. The subordination period will also terminate automatically if our general partner is removed without cause and the units held by our general partner and its affiliates are not voted in favor of removal.

When the subordination period ends, all remaining subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of units on terms determined by our general partner without unitholder approval.

Limited voting rights	Our general partner will control us, and our unitholders will have only limited voting rights. You will have no right to elect our general partner or its directors. Our general partner may not be removed, except by a vote of the holders of at least 66 2/3% of our units, including any units owned by our general partner and its affiliates. Upon consummation of this offering, our general partner and its affiliates will own an aggregate of 76.5% of our common and subordinated units. This will give our general partner the ability to prevent its involuntary removal.

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then current market price of our common units.

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2010, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be % or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $1.35 per unit, we estimate that your average allocable federal taxable income per year will be no more than $ per unit.

Exchange listing	We intend to apply to list our common units on NYSE Arca under the symbol “KGS.”

Summary Historical and Pro Forma Financial and Operating Data

The assets, liabilities and operations set forth in these financials are contributed by entities whom we refer to collectively as the Quicksilver Gas Services Predecessor. The following table shows selected historical financial and operating data of the Quicksilver Gas Services Predecessor and pro forma financial data of Quicksilver Gas Services LP for the periods and as of the dates indicated. The historical financial statements included in this prospectus beginning on page F-7 reflect the assets, liabilities and operations to be contributed to us by Quicksilver and its affiliates and the Private Investors upon the closing of this offering. The summary historical financial data as of December 31, 2005 and 2006 and for the period from January 21, 2004 (date of inception) to December 31, 2004, and each of the two years in the period ending December 31, 2006 are derived from the audited financial statements of Quicksilver Gas Services Predecessor. The pro forma adjustments have been prepared as if certain transactions to be effected at the closing of this offering had taken place on December 31, 2006 in the case of the pro forma balance sheet or as of January 1, 2006 in the case of the pro forma statement of operations for the year ended December 31, 2006. These transactions include:

•	the issuance by us of 3,375,000 common units in this offering and the borrowing by us of $50.0 million under our revolving credit facility immediately prior to the completion of this offering and the application of the proceeds of such issuance and borrowing as described under “Use of Proceeds;” and

•	interest expense associated with $50.0 million of borrowings under our revolving credit facility.

The following table includes the non-GAAP financial measures of EBITDA and adjusted gross margin. For a definition of the measures and a reconciliation to their most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles, which we refer to as GAAP, please read “— Non-GAAP Financial Measures” below.

				Quicksilver Gas
				Services LP
	Quicksilver Gas Services Predecessor			Pro Forma
	Period from
	January 21, 2004 to	Year Ended		Year Ended
	December 31,	December 31,		December 31,
	2004	2005	2006	2006
	(In dollars, except operating data)
Statement of Operations Data:
Processing revenues	$—	$—	$62,745	$62,745
Processing revenues — parent	—	2,826,403	7,342,261	7,342,261
Gathering and transportation revenues	—	—	53,144	53,144
Gathering and transportation revenues — parent	36,190	2,041,644	6,460,141	6,460,141

Total revenues	36,190	4,868,047	13,918,291	13,918,291
Operations and maintenance	13,675	2,371,476	7,474,317	7,474,317
General and administrative expense	12,000	329,000	937,000	937,000
Other (income) expense	—	—	(12,639)	(12,639)
Depreciation and amortization expense	7,930	614,371	2,963,253	2,963,253
Interest expense	—	—	—	4,025,000
Deferred tax provision	—	—	135,000	135,000

Net income (loss)	$2,585	$1,553,200	$2,421,360	$(1,603,640)

Pro forma net income per limited partner unit				$(0.09)

				Quicksilver Gas
				Services LP
	Quicksilver Gas Services Predecessor			Pro Forma
	Period from
	January 21, 2004 to	Year Ended		Year Ended
	December 31,	December 31,		December 31,
	2004	2005	2006	2006
	(In dollars, except operating data)
Operating Data:
Natural gas throughput (MMcf/d)	0.3	9.8	37.0
Balance Sheet Data (at period end):
Property, plant and equipment, net	$6,603,006	$53,782,987	$130,791,472	$130,791,472
Total assets	6,663,837	56,397,481	144,423,867	144,923,867
Long-term debt	—	—	—	50,000,000
Net equity	6,024,186	51,563,965	128,453,640	86,384,512
Cash Flow Data:
Net cash flows provided by (used in)
Operating activities	28,831	2,304,663	6,444,897
Investing activities	(6,050,432)	(46,291,242)	(85,546,845)
Financing activities	6,021,601	43,986,579	81,899,187
Other Financial Data:
EBITDA	10,515	2,167,571	5,519,613	5,519,613
Adjusted gross margin	10,515	2,167,571	5,506,974	5,506,974

Non-GAAP Financial Measures

We include in this prospectus the non-GAAP financial measures of EBITDA and adjusted gross margin. We provide reconciliations of these non-GAAP financial measures to their most directly comparable financial measure as calculated and presented in accordance with GAAP.

EBITDA.  We define EBITDA as net earnings before income taxes, interest expense, depreciation, depletion and amortization. EBITDA is not a measure calculated in accordance with GAAP. EBITDA does not include deductions for cash payments such as interest and capital expenditures which are necessary to maintain our business. EBITDA should not be considered as an alternative to net income, income before taxes, net cash flow from operating activities or any other measure of financial performance presented in accordance with GAAP. We believe that EBITDA is a widely accepted financial indicator of a company’s ability to incur and service debt, fund capital expenditures and make distributions. EBITDA calculations may vary among entities, so our computation of EBITDA may not be comparable to EBITDA or similar measures of other entities. In evaluating EBITDA, we believe that investors should consider, among other things, the amount by which EBITDA exceeds interest costs, how EBITDA compares to principal payments on debt and how EBITDA compares to capital expenditures for each period. EBITDA is reconciled to net cash provided by operating activities and net income as shown in the table below.

Adjusted Gross Margin.  We define adjusted gross margin as total revenues less operations and maintenance expense and general and administrative expense. Adjusted gross margin is included as a supplemental disclosure because it is a primary performance measure used by management as it represents the results of gathering and processing revenues less the cost of operating the facilities and general and administrative overhead. Adjusted gross margin is not a measure calculated in accordance with GAAP. Adjusted gross margin does not include deductions for cash payments such as interest and capital expenditures which are necessary to maintain our business. As an indicator of our operating performance, adjusted gross margin should not be considered an alternative to, or more meaningful than, net income or cash flow as determined in accordance with GAAP. Our adjusted gross margin may not be comparable to a similarly titled measure of another company because other entities may not calculate gross margin in the same manner.

EBITDA is also used as a supplemental performance measure by our management and by external users of our financial statements such as investors, commercial banks, research analysts and others, to assess:

•	financial performance of our assets without regard to financing methods, capital structure or historical cost basis;

•	our operating performance as compared to those of other companies in the midstream energy industry without regard to financing methods, capital structure or historical cost basis; and

•	the viability of acquisitions and capital expenditure projects and the overall rates of return on alternative investment opportunities.

EBITDA and adjusted gross margin should not be considered as alternatives to, or more meaningful than, net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP as a measure of operating performance, liquidity or our ability to service debt obligations.

				Quicksilver Gas
				Services LP
	Quicksilver Gas Services Predecessor			Pro Forma
	Period from
	January 21, 2004 to	Year Ended		Year Ended
	December 31,	December 31,		December 31,
	2004	2005	2006	2006
Reconciliation of EBITDA to net cash provided by operating activities:
Net cash provided by operating activities	$28,831	$2,304,663	$6,444,897
Changes in operating working capital which (provided) used cash:
Accounts receivable	—	—	66,514
Other current assets	—	—	146,540
Accounts payable and other	(18,316)	(137,092)	(1,138,338)

EBITDA	$10,515	$2,167,571	$5,519,613

Reconciliation of EBITDA to net income:
Net income (loss):	2,585	1,553,200	2,421,360	(1,603,640)
Add:
Depreciation and amortization expense	7,930	614,371	2,963,253	2,963,253
Interest expense	—	—	—	4,025,000
Deferred tax provision			135,000	135,000

EBITDA	$10,515	$2,167,571	$5,519,613	$5,519,613

Reconciliation of adjusted gross margin to total revenues:
Total revenues	36,190	4,868,047	13,918,291	13,918,291
Less:
Operations and maintenance expense	13,675	2,371,476	7,474,317	7,474,317
General and administrative expense	12,000	329,000	937,000	937,000

Adjusted gross margin	$10,515	$2,167,571	$5,506,974	$5,506,974

RISK FACTORS

Limited partner interests are inherently different from capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in similar businesses. You should consider carefully the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially adversely affected. In that case, we might not be able to pay the minimum quarterly distribution on our common units, the trading price of our common units could decline and you could lose all or part of your investment.

Risks Related to Our Business

We are dependent on a single natural gas producer, Quicksilver, for almost all of our supply of natural gas. The loss of this customer would result in a material decline in our volumes, revenues and cash available for distribution.

We rely on Quicksilver for virtually all of our natural gas supply. For the year ended December 31, 2006, Quicksilver and its affiliates accounted for approximately 96% of our natural gas supply. We may be unable to negotiate on favorable terms, if at all, an extension or replacement of our contract with Quicksilver to gather and process Quicksilver’s production from the Quicksilver Counties after the initial 10-year term of the contract. Furthermore, during the term of the contract and thereafter, even if we are able to renew this contract, Quicksilver may suffer a decrease in production volumes in the Quicksilver Counties. The loss of a significant portion of the natural gas volumes supplied by Quicksilver would result in a material decline in our revenues and cash available for distribution.

In addition, natural gas produced in the Quicksilver Counties comprised only approximately 7% of Quicksilver’s overall production in 2006. Quicksilver has no contractual obligation to develop its properties in the Quicksilver Counties and may determine in the future that drilling activity in other areas of operation is strategically more attractive than in the Quicksilver Counties. A shift in Quicksilver’s focus away from the Quicksilver Counties could result in reduced throughput on our system and a material decline in our revenues.

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to make cash distributions to holders of our common units and subordinated units at the initial distribution rate under our cash distribution policy.

In order to make our cash distributions at our initial distribution rate of $0.3375 per common unit and subordinated unit per complete quarter, or $1.35 per unit per year, we will require available cash of approximately $6.0 million per quarter, or $24.1 million per year, based on the common units and subordinated units outstanding immediately after completion of this offering, whether or not the underwriters exercise their option to purchase additional common units. We may not have sufficient available cash from operating surplus each quarter to enable us to make cash distributions at the initial distribution rate under our cash distribution policy. For example, we expect to borrow funds under our revolving credit facility to supplement our cash flow from operations so that we may pay our first cash distribution for the period from the closing of this offering through September 30, 2007. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the fees we charge and the margins we realize for our services;

•	the level of production of, the demand for and, indirectly, the price of natural gas, natural gas liquids, or NGLs, and condensate;

•	the volume of natural gas we gather, treat, compress, process, transport and sell, and the volume of NGLs we transport and sell;

•	the level of competition from other midstream energy companies;

•	the level of our operating and maintenance and general and administrative costs; and

•	prevailing economic conditions.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, including:

•	the level of capital expenditures we make;

•	our ability to make borrowings under our revolving credit facility to pay distributions;

•	the cost of acquisitions;

•	our debt service requirements and other liabilities;

•	fluctuations in our working capital needs;

•	our ability to access capital markets;

•	restrictions contained in our debt agreements; and

•	the amount of cash reserves established by our general partner.

For a description of additional restrictions and factors that may affect our ability to make cash distributions, please read “Our Cash Distribution Policy and Restrictions on Distributions.”

The amount of cash we have available for distribution to holders of our common units and subordinated units depends primarily on our cash flow and not solely on profitability.

You should be aware that the amount of cash we have available for distribution depends primarily upon our cash flow and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses for financial accounting purposes, and conversely, we might fail to make cash distributions during periods when we record net earnings for financial accounting purposes.

The amount of available cash we need to pay the minimum quarterly distribution for four quarters on all of our units to be outstanding immediately after this offering is approximately $24.1 million. The amount of our pro forma available cash generated during the year ended December 31, 2006 would have been sufficient to allow us to pay approximately 3.4% of the minimum quarterly distribution on our common units, but none of the minimum quarterly distribution on our subordinated units during such period. For a calculation of our ability to make distributions to unitholders based on our pro forma results for 2006, please read “Our Cash Distribution Policy and Restrictions on Distributions.” We may not have sufficient available cash from operating surplus each quarter to enable us to make cash distributions at the initial distribution rate under our cash distribution policy.

The assumptions underlying the forecast of cash available for distribution we include in “Our Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

The forecast of cash available for distribution set forth in “Our Cash Distribution Policy and Restrictions on Distributions” includes our forecasted results of operations, EBITDA and cash available for distribution for the twelve months ending June 30, 2008. The financial forecast has been prepared by management and we have not received an opinion or report on it from our or any other independent auditor. The assumptions underlying the forecast are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted. If we do not achieve the forecasted results, we may not be able to pay the full minimum quarterly distribution or any amount on our common units or subordinated units, in which event the market price of our common units may decline materially.

Estimates of oil and gas reserves depend on many assumptions that may be inaccurate. Any material inaccuracies could materially reduce our gas volumes and consequently could adversely affect our financial performance and our ability to make cash distributions to you.

The proved natural gas reserve information of Quicksilver included in this prospectus represents only estimates based on reports prepared by independent petroleum engineers. The estimates were calculated using oil and gas prices in effect on the dates indicated in the reports. Any significant price changes will have a material effect on the quantity and present value of Quicksilver’s reserves.

Petroleum engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. Estimates of economically recoverable oil and gas reserves and of future net cash flows depend upon a number of variable factors and assumptions, including:

•	historical production from the area compared with production from other comparable producing areas;

•	the assumed effects of regulations by governmental agencies;

•	assumptions concerning future oil and gas prices; and

•	assumptions concerning future operating costs, severance and excise taxes, development costs and workover and remedial costs.

Because all reserve estimates are to some degree subjective, the quantities of oil and gas that are ultimately recovered and the timing of the recovery of oil and gas reserves may differ materially from those assumed in estimating Quicksilver’s reserves. Furthermore, different reserve engineers may make different estimates of reserves and cash flows based on the same available data. Actual production with respect to reserves will vary from estimates and the variances may be material.

Material inaccuracies in the reserve information presented in this prospectus could result in material reductions in our gas volumes and consequently could adversely affect our financial performance (including possible reductions in our revenues and earnings) and could reduce our cash available for distribution.

Because of the natural decline in production from existing wells in our area of operations, our success depends on our ability to obtain new sources of supplies of natural gas, which depends on certain factors beyond our control. Any decrease in supplies of natural gas could result in a material decline in throughput on our pipelines and the utilization rates of our processing facilities.

Our natural gas and NGL pipeline systems are connected to natural gas wells whose production will naturally decline over time, which means that our cash flows associated with these wells will also decline over time. For example, based on Quicksilver’s experience, a typical well in the Barnett Shale geologic formation in the Quicksilver Counties experiences an average decline of 65.5% from its initial production rate during the first 24 months of operation. To maintain or increase throughput levels on our natural gas and NGL pipeline systems and the utilization rate at our processing plant, we must continually obtain new natural gas supplies. Our ability to obtain additional sources of natural gas depends in part on the level of successful drilling activity near our pipeline systems by Quicksilver and our ability to compete for volumes from successful new wells drilled by third party producers.

We have no control over the level of drilling activity in our area of operations, the amount of reserves associated with the wells or the rate at which production from a well will decline. In addition, we have no control over Quicksilver or other producers or their drilling or production decisions, which are affected by, among other things, prevailing and projected energy prices, demand for hydrocarbons, the level of reserves, geological considerations, governmental regulations, availability of drilling rigs and other production and development costs and the availability and cost of capital. Fluctuations in energy prices can greatly affect investments by third parties in the development of new natural gas reserves. Drilling activity generally decreases as natural gas prices decrease. Natural gas prices reached relatively high levels in 2005 and early

2006 but declined substantially through the first three quarters of 2006, with gas futures contracts closing at a four-year low in September 2006. At year end 2006, the price for natural gas at Henry Hub was $5.63 per MMBtu. Declines in natural gas prices could have a negative impact on exploration, development and production activity, and if sustained, could lead to a material decrease in such activity. Reductions in exploration or production activity in our area of operations as a result of a sustained decline in natural gas prices would lead to reduced utilization of our gathering and processing assets.

Because of these factors, even if new natural gas reserves are known to exist in areas served by our assets, producers may choose not to develop those reserves. Moreover, Quicksilver is not contractually obligated to develop the reserves it has dedicated to us in the Quicksilver Counties. If reductions in drilling activity or competition result in our inability to obtain new sources of supply to replace the natural decline in volumes from existing wells, throughput on our pipelines and the utilization rates of our processing facilities would decline, which could reduce our revenue and impair our ability to make cash distributions to our unitholders.

Our construction of new assets may not result in revenue increases and is subject to regulatory, environmental, political, legal and economic risks, which could adversely affect our cash flows, results of operations and financial condition.

One of the ways we intend to grow our business is through the construction of new midstream assets. The construction of additions or modifications to our existing systems, and the construction of new midstream assets involves numerous regulatory, environmental, political and legal uncertainties beyond our control and may require the expenditure of significant amounts of capital. If we undertake these projects, they may not be completed on schedule or at the budgeted cost, or at all. Moreover, our revenues may not increase immediately upon the expenditure of funds on a particular project. For instance, if we expand a new pipeline, the construction may occur over an extended period of time, and we will not receive any material increases in revenues until the project is completed. Moreover, we may construct facilities to capture anticipated future growth in production in a region in which such growth does not materialize. We do not have access to third-party estimates of potential non-Quicksilver reserves in an area prior to constructing facilities in such area. To the extent we rely on estimates of future production by parties other than Quicksilver in our decision to construct additions to our systems, such estimates may prove to be inaccurate because there are numerous uncertainties inherent in estimating quantities of future production. As a result, new facilities may not be able to attract enough throughput to achieve our expected investment return, which could adversely affect our results of operations and financial condition. In addition, the construction of additions to our existing gathering and processing assets may require us to obtain new rights-of-way prior to constructing new pipelines. We may be unable to obtain such rights-of-way to connect new natural gas supplies to our existing gathering lines or capitalize on other attractive expansion opportunities. Additionally, it may become more expensive for us to obtain new rights-of-way or to expand or renew existing rights-of-way. If the cost of renewing or obtaining new rights-of-way increases, our cash flows could be adversely affected.

If we do not make acquisitions on economically acceptable terms, our future growth will be limited.

In addition to the construction of additions or modifications to our existing systems, we intend to pursue acquisitions that result in an increase in the cash generated from operations per unit. If we are unable to make these accretive acquisitions either because we are: (1) unable to identify attractive acquisition candidates, to analyze acquisition opportunities successfully from an operational and financial point of view or to negotiate acceptable purchase contracts with them, (2) unable to obtain financing for these acquisitions on economically acceptable terms, or (3) outbid by competitors, then our future growth and ability to increase distributions will be limited. Furthermore, even if we do make acquisitions that we believe will be accretive, these acquisitions may nevertheless result in a decrease in the cash generated from operations per unit.

Any acquisition involves potential risks, including, among other things:

•	mistaken assumptions about volumes, revenues and costs, including synergies;

•	an inability to integrate successfully the businesses we acquire;

•	the assumption of unknown liabilities;

•	limitations on rights to indemnity from the seller;

•	mistaken assumptions about the overall costs of equity or debt;

•	the diversion of management’s and employees’ attention from other business concerns;

•	unforeseen difficulties operating in new product areas or new geographic areas; and

•	customer or key employee losses at the acquired businesses.

If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and you will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.

We depend on our Cowtown Plant and our Cowtown Pipeline for all of our revenues, and if the utilization of these assets were reduced significantly, there would be a material adverse effect on our revenues, earnings, cash flows and ability to make distributions to our unitholders.

Our assets are currently concentrated in the Quicksilver Counties within the Fort Worth Basin. As a result, our operations lack diversification and any significant decline in utilization at our Cowtown Plant or our Cowtown Pipeline would result in materially lower levels of revenues and cash flow. For the year ended December 31, 2006, the gathering revenues from our Cowtown Pipeline accounted for approximately 54% of our revenues and our Cowtown Plant inlet volume accounted for approximately 46% of our revenues. Operations at our Cowtown Plant could be partially curtailed or completely shut down, temporarily or permanently, as a result of:

•	operational problems, labor difficulties or environmental proceedings or other litigation that compel cessation of all or a portion of the operations at our Cowtown Plant;

•	catastrophic events at our facilities;

•	an inability to obtain sufficient quantities of natural gas for the Cowtown Plant; or

•	reductions in exploration or production activity by producers in the areas in which we operate.

The magnitude of the effect on us of any curtailment of operations will depend on the length of the curtailment and the extent of the operations affected by such curtailment. We have no control over many of the factors that may lead to a curtailment of operations.

Furthermore, if the Cowtown Pipeline or the Cowtown Plant is shut down for 60 consecutive days for reasons other than force majeure, Quicksilver would be entitled to elect upon 30 days’ prior notice to terminate its gas gathering and processing agreement with us and divert the affected gas to an unrelated third party for gathering, processing and transportation. In light of our asset concentration, if such a diversion were to occur, it could have a material adverse effect on our revenues, earnings and cash available for distribution to our unitholders.

If third-party pipelines and other facilities interconnected to our natural gas and NGL pipelines and facilities become unavailable to transport natural gas and NGLs, our revenues and cash available for distribution could be adversely affected.

We depend upon third party pipelines and other facilities that provide delivery options from our pipelines and facilities for the benefit of our customers. Since we do not own or operate any of these pipelines or other facilities, their continuing operation is not within our control. If any of these third-party pipelines and other facilities become unavailable to transport natural gas and NGLs, our revenues and cash available for distribution could be adversely affected.

A change in the jurisdictional characterization of some of our assets by federal, state or local regulatory agencies or a change in policy by those agencies may result in increased regulation of our assets, which may cause our revenues to decline and operating expenses to increase.

Our natural gas gathering and intrastate transportation operations are generally exempt from Federal Energy Regulatory Commission, or FERC, regulation under the Natural Gas Act of 1938, or NGA, but FERC regulation still affects these businesses and the markets for products derived from these businesses. FERC’s policies and practices across the range of its oil and natural gas regulatory activities, including, for example, its policies on open access transportation, ratemaking, capacity release and market center promotion, indirectly affect intrastate markets. In recent years, FERC has pursued pro-competitive policies in its regulation of interstate oil and natural gas pipelines. However, we cannot assure you that FERC will continue this approach as it considers matters such as pipeline rates and rules and policies that may affect rights of access to oil and natural gas transportation capacity. In addition, the distinction between FERC-regulated transmission services and federally unregulated gathering services has been the subject of regular litigation, so, in such a circumstance, the classification and regulation of some of our gathering facilities and intrastate transportation pipelines may be subject to change based on future determinations by FERC and the courts. If our gas gathering and processing agreement with Quicksilver, which we refer to as the Quicksilver processing agreement, or performance under that agreement, becomes subject to FERC jurisdiction, the agreement may be terminated.

State and local regulations also affect our business. Common purchaser statutes generally require gatherers to purchase without undue discrimination as to source of supply or producer. These statutes restrict our right as an owner of gathering facilities to decide with whom we contract to purchase or transport natural gas. Federal law leaves any economic regulation of natural gas gathering to the states. Texas, the only state in which we currently operate, has adopted complaint-based regulation of oil and natural gas gathering activities, which allows oil and natural gas producers and shippers to file complaints with state regulators in an effort to resolve grievances relating to oil and natural gas gathering access and rate discrimination. Other state and local regulations may not directly regulate our business, but may nonetheless affect the availability of natural gas for purchase, processing and sale, including state regulation of production rates and maximum daily production allowable from gas wells. While our gathering lines currently are subject to limited state regulation, there is a risk that state laws will be changed, which may give producers a stronger basis to challenge the rates, terms and conditions of our gathering lines. Please read “Business — Regulation of Operations.”

We are subject to environmental laws and regulations that may expose us to significant costs and liabilities.

Our natural gas gathering and processing, and NGL transportation activities are subject to stringent and complex federal, state and local environmental laws and regulations. We may incur substantial costs in order to conduct our operations in compliance with these laws and regulations. For instance, we may be required to obtain and maintain permits and approvals issued by various governmental authorities; limit or prevent releases of materials from our operations in accordance with these permits and approvals; and incur potentially substantial liabilities for any pollution or contamination that may result from our operations. Moreover, new, stricter environmental laws, regulations or enforcement policies could be implemented that significantly increase our compliance costs or the cost of any remediation of environmental contamination that may become necessary, and these costs could be material.

Failure to comply with environmental laws and regulations, or the permits issued under them, may result in the assessment of administrative, civil, and criminal penalties, the imposition of remedial obligations, and the issuance of injunctions limiting or preventing some or all of our operations. In addition, strict, joint and several liability may be imposed under certain environmental laws, which could cause us to become liable for the conduct of others or for consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken. Private parties may also have the right to pursue legal actions against us to enforce compliance, as well as to seek damages for non-compliance, with environmental laws and regulations or for personal injury or property damage that may result from environmental and other impacts of our operations. We may not be able to recover some or any of these costs through insurance or increased revenues, which may materially reduce our net income and EBITDA and have a material adverse effect on our ability to make cash distributions to you. Please read “Business — Environmental Matters” for more information.

We may incur significant costs and liabilities as a result of pipeline integrity management program testing and any related pipeline repair, or preventative or remedial measures.

The United States Department of Transportation, or DOT, has adopted regulations requiring pipeline operators to develop integrity management programs for transportation pipelines located where a leak or rupture could do the most harm in “high consequence areas.” The regulations require operators to:

•	perform ongoing assessments of pipeline integrity;

•	identify and characterize applicable threats to pipeline segments that could impact a high consequence area;

•	improve data collection, integration and analysis;

•	repair and remediate the pipeline as necessary; and

•	implement preventive and mitigating actions.

We currently estimate that we will incur costs of approximately $0.6 million between 2007 and 2010 to implement pipeline integrity management program testing along certain segments of our natural gas and NGL pipelines, as required by existing DOT regulations. This estimate does not include the costs, if any, for repair, remediation, preventative or mitigating actions that may be determined to be necessary as a result of the testing program, which could be substantial. Please read “Business — Safety and Maintenance Regulation” for more information.

For distributions in respect of any quarterly period commencing January 1, 20 , we will be required to deduct estimated maintenance capital expenditures from operating surplus, which may result in less cash available for distribution to unitholders than if actual maintenance capital expenditures were deducted.

As a result of the expected significant increase in our maintenance capital expenditures for at least the next five years, we have elected to deduct actual maintenance capital expenditures in calculating operating surplus through the quarterly periods ending December 31, 20 . For distributions in respect of any quarterly period commencing January 1, 20 , our partnership agreement requires us to deduct estimated, rather than actual, maintenance capital expenditures from operating surplus. The amount of estimated maintenance capital expenditures deducted from operating surplus will be subject to review and change by our conflicts committee at least once a year. In years when our estimated maintenance capital expenditures are higher than actual maintenance capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance capital expenditures were deducted from operating surplus. If we underestimate the appropriate level of estimated maintenance capital expenditures, we may have less cash available for distribution in future periods when actual capital expenditures begin to exceed our previous estimates. Over time, if we do not set aside sufficient cash reserves or have available sufficient sources of financing and make sufficient expenditures to maintain our asset base, we will be unable to pay distributions at the anticipated level and could be required to reduce our distributions.

We will be required to make substantial capital expenditures to increase our asset base. If we are unable to obtain needed capital or financing on satisfactory terms, our ability to make cash distributions may be diminished or our financial leverage could increase.

In order to increase our asset base, we will need to make expansion capital expenditures. If we do not make sufficient or effective expansion capital expenditures, we will be unable to expand our business operations and will be unable to raise the level of our future cash distributions. To fund our expansion capital expenditures and investment capital expenditures, we will be required to use cash from our operations or incur borrowings or sell additional common units or other securities. Such uses of cash from operations will reduce cash available for distribution to our unitholders. Our ability to obtain bank financing or to access the capital markets for future equity or debt offerings may be limited by our financial condition at the time of any such financing or offering and the covenants in our existing debt agreements, as well as by general economic conditions and contingencies and uncertainties that are beyond our control. Even if we are successful in obtaining the necessary funds, the terms of such financings could limit our ability to pay distributions to our unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage and issuing additional limited partner interests may result in significant unitholder dilution and would increase the aggregate amount of cash required to maintain the then-current distribution rate, which could materially decrease our ability to pay distributions at the then-current distribution rate.

We do not own all of the land on which our pipelines and facilities are located, which could disrupt our operations.

We do not own all of the land on which our pipelines and facilities have been constructed, and we are therefore subject to the possibility of more onerous terms and/or increased costs to retain necessary land use if we do not have valid rights of way or if such rights of way lapse or terminate. We obtain standard easement rights to construct and operate our pipelines on land owned by third parties. Our rights generally revert back to the landowner after we stop using the easement for its specified purpose. Therefore, these easements exist for varying periods of time. Our loss of these easement rights, through our inability to renew right-of-way contracts or otherwise, could have a material adverse effect on our ability to operate our business, thereby resulting in a material reduction in our revenues, earnings and ability to make cash distributions to you.

Our business involves many hazards and operational risks, some of which may not be fully covered by insurance. The occurrence of a significant accident or other event that is not fully insured could curtail our operations and have a material adverse effect on our cash flows and, accordingly, the market price for our common units.

Our operations are subject to many hazards inherent in the gathering, compressing, treating, processing and transporting of natural gas and NGLs, including:

•	damage to pipelines and plants, related equipment and surrounding properties caused by hurricanes, tornadoes, floods, fires and other natural disasters and acts of terrorism;

•	inadvertent damage from construction, farm and utility equipment;

•	leaks of natural gas, NGLs and other hydrocarbons or losses of natural gas or NGLs as a result of the malfunction of equipment or facilities;

•	fires and explosions; and

•	other hazards that could also result in personal injury and loss of life, pollution and suspension of operations.

These risks could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage and may result in curtailment or suspension of our related operations. We are not fully insured against all risks inherent to our business. For example, we do not have any property insurance on any of our underground pipeline systems that would cover damage to the pipelines. We are not insured against all environmental accidents that might occur which may include toxic tort claims, other than those considered to be sudden and accidental. If a significant accident or event occurs that is not fully insured, it could adversely affect our revenues, earnings and cash flows. In addition, we may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies have increased substantially, and could escalate further. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. Additionally, we may be unable to recover from prior owners of our assets, pursuant to our indemnification rights, for potential environmental liabilities. Also, we do not carry business interruption insurance and do not anticipate obtaining such insurance in the foreseeable future. Consequently, catastrophic events of the sort that could be covered by business interruption insurance would likely have a material adverse effect on our cash flows, our ability to distribute cash to our unitholders and the market price of our common units.

Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

We plan to enter into up to a $150 million revolving credit facility. Following this offering, we will continue to have the ability to incur additional debt, subject to limitations in our credit facility. Our level of debt could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	we will need a portion of our cash flow to make interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;

•	our debt level will make us more vulnerable to competitive pressures or a downturn in our business or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. In addition, our ability to service debt under our revolving credit facility will depend on market interest rates, since we anticipate that the interest rates applicable to our borrowings will fluctuate with movements in interest rate markets. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital. We may not be able to effect any of these actions on satisfactory terms, or at all.

Restrictions in our revolving credit facility will limit our ability to make distributions to you and may limit our ability to capitalize on acquisitions and other business opportunities.

We expect our revolving credit facility will contain covenants limiting our ability to make distributions, incur indebtedness, grant liens, make acquisitions, investments or dispositions and engage in transactions with affiliates. Furthermore, we expect our credit facility to contain covenants requiring us to maintain certain financial ratios and tests. Any subsequent replacement of our credit facility or any new indebtedness could have similar or greater restrictions. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital Requirements.”

Due to our lack of industry and geographic diversification, adverse developments in our midstream business or operating area would reduce our ability to make distributions to our unitholders.

We rely on the revenues generated from our midstream business, and as a result, our financial condition depends upon prices of, and continued demand for, natural gas, NGLs and condensate. Furthermore, all of our assets are located in the southern portion of the Fort Worth Basin in north Texas. Due to our lack of diversification in industry type and location, an adverse development in our business or operating area would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets and operating areas.

We are exposed to the credit risks of Quicksilver, and any material nonpayment by Quicksilver could reduce our ability to make distributions to our unitholders.

We are dependent on Quicksilver for almost all of our supply of natural gas volumes, and are consequently subject to the risk of nonpayment or late payment by Quicksilver of gathering and processing fees. Quicksilver’s credit ratings are below investment grade, and we expect its credit ratings to remain below investment grade for the foreseeable future. Accordingly, this risk is higher than it would be with a more creditworthy contract counterparty or with a more diversified group of customers, and unless and until we significantly increase our customer base, we expect to continue to be subject to significant and non-diversified risk of nonpayment or late payment of our fees. Any material nonpayment or nonperformance by Quicksilver could reduce our ability to make distributions to our unitholders. Furthermore, Quicksilver may be highly leveraged and subject to its own operating and regulatory risks, which could increase the risk that it may default on its obligations to us.

The loss of key personnel could adversely affect our ability to operate.

We depend on the leadership, involvement and services of a relatively small group of our general partner’s key management personnel, including its Chairman, Chief Executive Officer and other executive officers and key technical personnel. The services of these individuals may not be available to us in the future. Because competition for experienced personnel in the midstream industry is intense, we may not be able to find acceptable replacements with comparable skills and experience. Accordingly, the loss of the services of one or more of these individuals could have a material adverse effect on our ability to operate our business.

Risks Inherent in an Investment in Us

Quicksilver, through its affiliates, will own a 75.0% limited partner interest in us and will control our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner has conflicts of interest, which may permit it to favor its own interests to your detriment.

Following the offering, Quicksilver will own and control our general partner. The directors and officers of our general partner therefore have a fiduciary duty to manage our general partner in a manner beneficial to its owner, Quicksilver. In addition, some of our general partner’s directors, and some of its executive officers, are directors or officers of Quicksilver. Conflicts of interest may arise between Quicksilver and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

•	neither our partnership agreement nor any other agreement requires Quicksilver to pursue a business strategy that favors us;

•	our general partner is allowed to take into account the interests of parties other than us in resolving conflicts of interest;

•	except as provided in the omnibus agreement, Quicksilver and its affiliates are not limited in their ability to compete with us;

•	our general partner has limited its liability and reduced its fiduciary duties to us and our unitholders, and has also restricted the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty;

•	our general partner determines the amount and timing of asset purchases and sales, borrowings, issuance of additional partnership securities and reserves, each of which can affect the amount of cash that is distributed to unitholders;

•	our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and the ability of the subordinated units to convert to common units;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

•	our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations and, in some circumstances, is entitled to be indemnified by us;

•	our general partner may exercise its limited right to call and purchase common units if it and its affiliates own more than 80% of the common units;

•	our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates; and

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

Please read “Conflicts of Interest and Fiduciary Duties.”

Except as provided in the omnibus agreement, Quicksilver and its affiliates are not limited in their ability to compete with us, which could cause conflicts of interest and limit our ability to acquire additional assets or businesses which in turn could adversely affect results of our operations and cash available for distribution to our unitholders.

Except as provided in the omnibus agreement, Quicksilver and its affiliates are not prohibited from owning assets or engaging in businesses that compete directly or indirectly with us. In addition, Quicksilver and its affiliates may acquire, construct or dispose of additional midstream or other assets in the Fort Worth Basin outside of the Quicksilver Counties in the future, without any obligation to offer us the opportunity to purchase or construct any of those assets. Except for the Quicksilver Counties acreage commitment described elsewhere in this prospectus, Quicksilver also has no obligation to provide us access to operational, transactional or financial resources.

Cost reimbursements due to our general partner and its affiliates for services provided, which will be determined by our general partner, will be substantial and will reduce our cash available for distribution to you.

Prior to making distributions on our common units, we will reimburse our general partner and its affiliates for all expenses they incur on our behalf. These expenses will include all costs incurred by our general partner and its affiliates in managing and operating us, including costs for rendering corporate staff and support services to us, and there is no limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith. If we are unable or unwilling to reimburse or indemnify our general partner, our general partner may take actions to cause us to make payments of these obligations and liabilities. Any such payments could reduce the amount of cash otherwise available for distribution to our unitholders.

Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow and make acquisitions.

We expect that we will distribute all of our available cash to our unitholders. As a result, we expect that we will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. Furthermore, we anticipate using the net proceeds of this offering, together with borrowings of approximately $50.0 million under our revolving credit facility, to distribute approximately

$102.4 million in cash to Quicksilver and approximately $7.4 million to the Private Investors as a return of investment capital contributed to us and as reimbursement for capital expenditures previously made on our behalf and to pay approximately $3.0 million of expenses associated with this offering, the Formation Transactions and our revolving credit facility. As a result, the net proceeds of this offering will not be used to grow our business.

In addition, because we distribute all of our available cash, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement or our revolving credit facility on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which in turn may impact the available cash that we have to distribute to our unitholders.

Our partnership agreement limits our general partner’s fiduciary duties to holders of our common units and subordinated units.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty laws in carrying out its fiduciary duties to manage us in a manner beneficial to us and our unitholders. For example, our partnership agreement permits our general partner to make a number of decisions either in its individual capacity, as opposed to in its capacity as our general partner or otherwise free of fiduciary duties to us and our unitholders. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include:

•	its limited call right;

•	its voting rights with respect to the units it owns;

•	its registration rights; and

•	its determination whether or not to consent to any merger or consolidation of the partnership or amendment to the partnership agreement.

By purchasing a common unit, a common unitholder will agree to become bound by the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties — Fiduciary Duties.”

Our partnership agreement restricts the remedies available to holders of our common units and subordinated units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that modify and limit our general partner’s fiduciary duties to our unitholders. Our partnership agreement also contains provisions that restrict the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement:

•	provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, and our partnership agreement specifies that the satisfaction of this standard requires that our general partner must believe that the decision was in the best interests of our partnership;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or must be “fair and reasonable” to us, as determined by our general partner in good faith and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us;

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•	provides that our general partner will not be in breach of its obligations under the partnership agreement or its fiduciary duties to us or our unitholders if the resolution of a conflict is:

•	approved by the conflicts committee of our general partner, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

In connection with a situation involving a conflict of interest, any determination by our general partner involving the resolution of the conflict of interest must be made in good faith, provided that, if our general partner does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

Our general partner may elect to cause us to issue Class B units and general partner units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of our general partner or holders of our common units. This could result in lower distributions to holders of our common units.

Our general partner has the right, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48%) for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (we refer to such amount as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution amount.

In connection with resetting these target distribution levels, our general partner will be entitled to receive a number of Class B units and general partner units. The Class B units will be entitled to the same cash distributions per unit as our common units and will be convertible into an equal number of common units. The number of Class B units to be issued will be equal to the number of units whose aggregate quarterly cash distributions equaled the average of the distributions to our general partner on the incentive distribution rights in the prior two quarters. The number of general partner units to be issued will be an amount that will maintain the general partner’s ownership interest immediately prior to the reset election. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion. It is possible, however, that our general partner could exercise this reset election at a time when it is experiencing, or may be expected to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our Class B units, which are entitled to receive cash distributions from us on the same priority as our common units, rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new Class B units and general partner units to our general partner in connection with resetting the target distribution levels related to our general partner incentive distribution rights. Please read “Provisions of Our Partnership Agreement Related to Cash Distributions — General Partner Interest and Incentive Distribution Rights.”

Increases in interest rates, which have recently experienced record lows, could adversely impact our unit price and our ability to issue additional equity, to incur debt to make acquisitions or for other purposes or to make cash distributions at our intended levels.

Interest rates have recently begun to increase after reaching 50-year record lows. If interest rates continue to rise, the interest rates on future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. As with other yield-oriented securities, our unit price is impacted by the level of our cash distributions and implied distribution yield. The distribution yield is often used by investors to compare and rank related yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our units, and a rising interest rate environment could have an adverse impact on our unit price and our ability to issue additional equity, to incur debt to make acquisitions or for other purposes or to make cash distributions at our intended levels.

Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders will not elect our general partner or its board of directors, and will have no right to elect our general partner or its board of directors on an annual or other continuing basis. The board of directors of Quicksilver Gas Services GP LLC will be chosen by the member of Quicksilver Gas Services GP LLC. Furthermore, if the unitholders were dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if unitholders are dissatisfied, they cannot initially remove our general partner without its consent.

The unitholders will be unable initially to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding units voting together as a single class is required to remove the general partner. Following the closing of this offering, our general partner and its affiliates will own 76.5% of our aggregate outstanding common and subordinated units. Also, if our general partner is removed without cause during the subordination period and units held by our general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units and any existing arrearages on our common units will be extinguished. A removal of our general partner under these circumstances would adversely affect our common units by prematurely eliminating their distribution and liquidation preference over our subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of the general partner because of the unitholder’s dissatisfaction with our general partner’s performance in managing our partnership will most likely result in the termination of the subordination period and conversion of all subordinated units to common units.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

Control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, our partnership agreement does not restrict the ability of the owners of our general partner from transferring all or a portion of their respective ownership interest in our general partner to a third party. The new owners of our general partner would then be in a position to replace the board of directors and officers of our general partner with its own choices and thereby influence the decisions taken by the board of directors and officers.

You will experience immediate and substantial dilution of $           in tangible net book value per common unit.

The assumed initial public offering price of $           per unit exceeds our pro forma net tangible book value of $           per unit. Based on the assumed initial public offering price of $           per unit, you will incur immediate and substantial dilution of $           per common unit after giving effect to the offering of common units and the application of the related net proceeds and assuming the underwriters’ option to purchase additional common units is not exercised. This dilution results primarily because the assets contributed by our general partner and its affiliates are recorded in accordance with GAAP at their historical cost, and not their fair value. Please read “Dilution.”

We may issue additional units without your approval, which would dilute your existing ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests that we may issue at any time without the approval of our unitholders. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

Affiliates of our general partner and Quicksilver may sell common units in the public markets, which sales could have an adverse impact on the trading price of the common units.

After the sale of the common units offered hereby, management, directors and employees of our general partner and Quicksilver and its affiliates will hold an aggregate of 4,638,205 common units and 8,740,275 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. The sale of these units in the public markets could have an adverse impact on the price of the common units or on any trading market that may develop.

Our general partner has a limited call right that may require you to sell your units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. At the completion of this offering and assuming no exercise of the underwriters’ option to purchase additional common units, our general partner and its affiliates will own approximately 53.1% of our outstanding common units. At the end of the subordination period, assuming no additional issuances of common units, our general partner and its affiliates will own approximately 76.5% of our aggregate outstanding common and subordinated units. For additional information about this right, please read “The Partnership Agreement — Limited Call Right.”

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. You could be liable for any and all of our obligations as if you were a general partner if:

•	a court or government agency determined that we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•	your right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.

For a discussion of the implications of the limitations of liability on a unitholder, please read “The Partnership Agreement — Limited Liability.”

Unitholders may have liability to repay distributions that were wrongfully distributed to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the substituted limited partner at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to the offering, there has been no public market for the common units. After the offering, there will be only 3,375,000 publicly traded common units, assuming no exercise of the underwriters’ option to purchase additional units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	our quarterly distributions;

•	our quarterly or annual earnings or those of other companies in our industry;

•	events affecting Quicksilver;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	future sales of our common units; and

•	other factors described in these “Risk Factors.”

If our general partner fails to develop or maintain an effective system of internal controls, we may not be able to report our financial results accurately or prevent fraud.

Prior to this offering, we have not filed reports with the SEC. We will become subject to the public reporting requirements of the Securities Exchange Act of 1934 upon the completion of this offering. We produce our consolidated financial statements in accordance with the requirements of GAAP, but our internal accounting controls may not currently meet all standards applicable to companies with publicly traded securities. Quicksilver Gas Services GP LLC, our general partner, has sole responsibility for conducting our business and for managing our operations. Effective internal controls are necessary for our general partner, on our behalf, to provide reliable financial reports, prevent fraud and operate us successfully as a public company. If our general partner’s efforts to develop and maintain its internal controls are not successful, it is unable to maintain adequate controls over our financial processes and reporting in the future or it is unable to assist us in complying with our obligations under Section 404 of the Sarbanes-Oxley Act of 2002, our operating results could be adversely affected or we may fail to meet our reporting obligations. Ineffective internal controls also could cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our common units.

We will incur increased costs as a result of being a publicly-traded partnership.

We have no history operating as a publicly-traded partnership. As a publicly-traded partnership, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and the New

York Stock Exchange, have required changes in corporate governance practices of publicly-traded companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make activities more time-consuming and costly. For example, as a result of becoming a publicly-traded partnership, we are required to have at least three independent directors, create additional board committees and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our publicly-traded company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for our general partner to obtain director and officer liability insurance and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for our general partner to attract and retain qualified persons to serve on its board of directors or as executive officers. We have included $1.6 million of estimated incremental costs per year associated with being a publicly-traded partnership for purposes of our financial forecast included elsewhere in this prospectus; however, it is possible that our actual incremental costs of being a publicly-traded partnership will be higher than we currently estimate.

Tax Risks to Common Unitholders

In addition to reading the following risk factors, you should read “Material Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

The tax efficiency of our partnership structure depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service treats us as a corporation or we become subject to a material amount of entity-level taxation for state tax purposes, it would substantially reduce the amount of cash available for distribution to our unitholders.

The anticipated after-tax economic benefit of an investment in the common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the Internal Revenue Service, which we refer to as the IRS, on this or any other tax matter affecting us.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35% and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, our treatment as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units.

Current law may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to a material amount of entity-level taxation. In addition, because of widespread state budget deficits and other reasons, several states, including Texas, are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. We will, for example, be subject to a new entity level tax on the portion of our income that is generated in Texas for tax reports due on or after January 1, 2008. Specifically, the Texas tax will be imposed at a maximum effective rate of 0.7% of our gross revenue that is apportioned to Texas. Imposition of such a tax on us by Texas, or any other state, will reduce the cash available for distribution to you. The partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts will be adjusted to reflect the impact of that law on us.

An IRS contest of the federal income tax positions we take may adversely affect the market for our common units, and the cost of any IRS contest will reduce our cash available for distribution to our unitholders.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with all of our counsel’s conclusions or positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

You may be required to pay taxes on your share of income from us even if you do not receive any cash distributions from us.

Because our unitholders will be treated as partners to whom we will allocate taxable income which could be different in amount than the cash we distribute, you will be required to pay any federal income taxes and, in some cases, state and local income taxes on your share of our taxable income whether or not you receive cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the tax liability that results from your share of that taxable income.

Tax gain or loss on disposition of common units could be more or less than expected.

If you sell your common units, you will recognize a gain or loss equal to the difference between the amount realized and your tax basis in those common units. Prior distributions to you in excess of the total net taxable income you were allocated for a common unit, which decreased your tax basis in that common unit, will, in effect, become taxable income to you if the common unit is sold at a price greater than your tax basis in that common unit, even if the price you receive is less than your original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income. In addition, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale.

Tax-exempt entities and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, such as individual retirement accounts (known as IRAs), other retirement plans and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file United States federal tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity or a foreign person, you should consult your tax advisor before investing in our common units.

We will treat each purchaser of our common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units and because of other reasons, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from the sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. For a further discussion of the effect of the depreciation and amortization positions we will adopt, please read “Material Tax Consequences — Tax Consequences of Unit Ownership — Section 754 Election.”

Unitholders may be subject to state and local taxes and return filing requirements in states where you do not live as a result of investing in our common units.

In addition to federal income taxes, you will likely be subject to other taxes, including foreign, state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property, even if you do not live in any of those jurisdictions. You will likely be required to file foreign, state and local income tax returns and pay state and local income taxes in some or all of these jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements. We will initially own assets and do business only in the State of Texas. Texas does not currently impose a personal income tax. As we make acquisitions or expand our business, we may own assets or conduct business in additional states that impose a personal income tax. It is your responsibility to file all United States federal, foreign, state and local tax returns. Our counsel has not rendered an opinion on the foreign, state or local tax consequences of an investment in the common units.

The sale or exchange of 50% or more of our capital and profits interests will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. Our termination would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income. Please read “Material Tax Consequences — Disposition of Common Units — Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

USE OF PROCEEDS

The following table sets forth the estimated sources and uses of the funds we expect to receive from the sale of common units in this offering and related transactions. The actual sources and uses of these funds may differ from those set forth below.

Sources of Funds			Uses of Funds
(in millions)			(in millions)

Sale of 3,375,000 common units(1)	$		Distribution to Quicksilver(3)	$
Distribution to the Private Investors(3)
Borrowings under our revolving credit facility(2)		50.0	Pay expenses associated with the offering, our revolving credit facility and the Formation Transactions

Total	$		Total	$

(1)	We estimate that we will receive net proceeds of approximately $ million from the sale of the 3,375,000 common units offered by this prospectus, assuming an initial public offering price of $ per common unit (the mid-point of the price range to be set forth on the cover of this prospectus) and after deducting underwriting discounts and commissions and structuring fees of $ million.

(2)	To be borrowed immediately prior to the closing of this offering.

(3)	Return of investment capital contributed and reimbursement for capital expenditures advanced by Quicksilver and the Private Investors prior to this offering. If the initial public offering price exceeds the mid-point of the price range on the front cover of this prospectus, we will distribute the excess net proceeds to Quicksilver. If the initial public offering price is less than the mid-point of the price range, we will reduce the size of the distribution to Quicksilver and the Private Investors in an amount equal to the reduction in net proceeds.

The net proceeds from any exercise of the underwriters’ option to purchase additional common units will be used to redeem an equal number of common units from Quicksilver.

CAPITALIZATION

The following table shows:

•	the capitalization of our predecessors, the Cowtown Entities, as of December 31, 2006; and

•	our pro forma capitalization as of December 31, 2006, as adjusted to reflect this offering, the other transactions described under “Summary — Formation Transactions and Partnership Structure — General” and the application of the net proceeds from this offering and borrowings under our revolving credit facility as described under “Use of Proceeds.”

We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, the historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” This table does not reflect the issuance of up to 506,250 common units that may be sold to the underwriters upon exercise of their option to purchase additional units.

	As of December 31, 2006
	Historical	Pro Forma
	($ in millions)

Borrowings under revolving credit facility(1)	—	50.0
Redeemable partners’ capital	7.4	—
Net parent equity	128.5	—
Partners’ capital(2):
Common unitholders — Public	—	60.3
Common unitholders — Quicksilver(3)	—	8.8
Subordinated unitholders — Quicksilver	—	16.6
General partner interest	—	0.7

Total partners’ capital/net parent investment	$135.9	$86.4

Total capitalization	$135.9	$136.4

(1)	We expect to have approximately $100.0 million of available capacity under our revolving credit facility immediately following the closing of this offering.

(2)	Assumes a public offering price of our common units of $ per unit and reflects partners’ capital of common unitholders from the net proceeds of this offering of approximately $ million, including approximately $ million of underwriters’ discounts, commissions, fees and other offering expenses payable by us and the application of the proceeds as described in “Use of Proceeds.” A $1.00 increase (decrease) in the assumed public offering price per common unit would increase (decrease) the net proceeds by $ million, and would result in a corresponding increase (decrease) in net proceeds, and therefore increase (decrease) our total partners’ capital by $ , assuming the number of common units offered by us, as set forth on the cover page of this prospectus, remains the same. The pro forma information discussed above is illustrative only and following completion of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. A 250,000 unit increase in the number of common units issued to the public would result in a $ million increase in the public common unitholders’ partners’ capital and a $ million decrease in Quicksilver’s partners’ capital.

(3)	The final allocation of common and subordinated units that we will issue to Quicksilver and the Private Investors at the closing of this offering will be adjusted to reimburse Quicksilver for funds advanced by it for capital expenditures in our business from January 1, 2007 through the time of the closing.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the pro forma net tangible book value per unit after the offering. On a pro forma basis as of December 31, 2006, after giving effect to the offering of common units and the application of the related net proceeds, and assuming the underwriters’ option to purchase additional common units is not exercised, our net tangible book value was $           million, or $           per common unit. Net tangible book value excludes $           million of net intangible assets. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table:

Assumed initial public offering price per common unit		$
Net tangible book value per common unit before the offering(1)	$
Decrease in net tangible book value per common unit attributable to purchasers in the offering

Less: Pro forma net tangible book value per common unit after the offering(2)

Immediate dilution in tangible net book value per common unit to new investors(3)		$

(1)	Determined by dividing the number of units and general partner units (5,365,275 common units, 8,740,275 subordinated units and 356,746 general partner units) to be issued to Quicksilver and the Private Investors for their contribution of assets and liabilities to Quicksilver Gas Services LP into the net tangible book value of the contributed assets and liabilities.
(2)	Determined by dividing the total number of units and general partner units to be outstanding after the offering (8,740,275 common units, 8,740,275 subordinated units and 356,746 general partner units) and the application of the related net proceeds into our pro forma net tangible book value, after giving effect to the application of the expected net proceeds of the offering.
(3)	If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $ and $ , respectively.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by affiliates of our general partner, its affiliates and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus:

	Units Acquired		Total Consideration
	Number	Percent	Amount	Percent
			($ in thousands)

General partner and affiliates and the Private Investors(1)(2)	14,462,296	81.1%	$		%
New investors	3,375,000	18.9%			%

Total	17,837,296	100.0%	$	100.0%

(1)	The units acquired by our general partner and its affiliates and the Private Investors consist of 5,365,275 common units, 8,740,275 subordinated units and 356,746 general partner units. The final allocation of common and subordinated units that we will issue to Quicksilver and the Private Investors at the closing of this offering will be adjusted at to reimburse Quicksilver for funds advanced by it for capital expenditures in our business from January 1, 2007 through the time of the closing.
(2)	The assets contributed by our general partner and its affiliates were recorded at historical cost in accordance with GAAP. Book value of the consideration provided by our general partner and its affiliates, as of December 31, 2006, after giving effect to the application of the net proceeds of this offering and the retention of accounts receivable, is as follows:

($ in millions)

Net parent investment	$
Less: Payment to affiliates of our general partner and the Private Investors from the net proceeds of the offering and borrowings under the revolving credit facility

Total consideration

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with specific assumptions included in this section. For more detailed information regarding the factors and assumptions upon which our cash distribution policy is based, please read “Assumptions and Considerations” below. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical and pro forma operating results, you should refer to our historical financial statements for the period January 21, 2004 (date of inception) to December 31, 2004 and each of the two years in the period ended December 31, 2006, included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy.  Our cash distribution policy reflects a basic judgment that our unitholders will be better served by our distributing our cash available after expenses and reserves rather than retaining it. Because we believe we will generally finance any capital investments from external financing sources, we believe that our investors are best served by our distributing all of our available cash. Because we are not subject to an entity-level federal income tax, we have more cash to distribute to you than would be the case were we subject to such tax. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly.

Available Cash.  Available cash, for any quarter, consists of all cash on hand at the end of that quarter:

•	less the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

•	plus, if our general partner so determines, all or a portion of cash on hand on the date of determination of available cash for the quarter.

In making a determination of the amount of cash reserves for any quarter, we anticipate that our general partner will consider the amount of cash necessary or appropriate to provide sufficient liquidity and to satisfy our budgeted capital expenditures and expenses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital Requirements.”

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.  There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•	We expect that our distribution policy will be subject to restrictions on distributions under our revolving credit facility. Specifically, we expect that the agreement related to our credit facility will contain material financial tests and covenants that we must satisfy. These financial tests and covenants are described in this prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Revolving Credit Facility.” Should we be unable to satisfy these restrictions under our credit facility or if we are otherwise in default under our credit facility, we would be prohibited from making cash distributions to you notwithstanding our stated cash distribution policy.

•	Our general partner will have the authority to establish reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of those reserves could result in a reduction in cash distributions to you from levels we currently anticipate pursuant to our stated distribution policy.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by of our general partner, taking into consideration the terms of our partnership agreement.

•	Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to increases in our general and administrative expense, principal and interest payments on our outstanding debt, tax expenses, working capital requirements and anticipated cash needs.

Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital.  We will distribute all of our available cash to our unitholders. As a result, we expect that we will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. To the extent we are unable to finance growth externally, therefore, our cash distribution policy will significantly impair our ability to grow. In addition, because we distribute all of our available cash, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level, which in turn may impact the available cash that we have to distribute on each unit. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which in turn may impact the available cash that we have to distribute to our unitholders.

Our Initial Distribution Rate

Upon completion of this offering, the board of directors of our general partner will adopt a policy pursuant to which we will declare an initial quarterly distribution of $0.3375 per unit per whole quarter, or $1.35 per unit per whole year, to be paid no later than 45 days after the end of each fiscal quarter through the quarter ending June 30, 2008. This equates to an aggregate cash distribution of approximately $6.0 million per whole quarter or approximately $24.1 million per whole year, in each case based on the number of common units, subordinated units and general partner units outstanding immediately after completion of this offering. If the underwriters’ option to purchase additional common units is exercised, the net proceeds will be used to redeem an equivalent number of common units from Quicksilver. Accordingly, the exercise of the underwriters’ option will not affect the total amount of units outstanding or the amount of cash needed to pay the initial distribution rate on all units. Our ability to make cash distributions at the initial distribution rate pursuant to this policy will be subject to the factors described above under the caption “— Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.”

The table below sets forth the assumed number of outstanding common units, subordinated units and general partner units upon the closing of this offering and the aggregate distribution amounts payable on such units during the year following the closing of this offering at our initial distribution rate of $0.3375 per common unit per quarter ($1.35 per common unit on an annualized basis).

		Distributions
	Number	One	Four
	of Units	Quarter	Quarters

Publicly held common units	3,375,000	$1,139,063	$4,556,250
Common units held by Private Investors	727,070	245,386	981,545
Common units held by Quicksilver	4,638,205	1,565,394	6,261,577
Subordinated units held by Quicksilver	8,740,275	2,949,843	11,799,371
General partner units held by our general partner	356,746	120,401	481,607

Total	17,837,296	$6,020,087	$24,080,350

The subordination period generally will end if we have earned and paid at least $0.3375 per quarter on each outstanding common unit, subordinated unit and general partner unit for any three consecutive, non-overlapping four-quarter periods ending on or after June 30, 2010. If we have earned and paid at least $0.5063 per quarter (150% of the minimum quarterly distribution) on each outstanding common unit, subordinated unit and general partner unit for any four-quarter period, the subordination period will terminate automatically and all of the subordinated units will convert into an equal number of common units. The subordination period will also terminate automatically if our general partner is removed without cause and the units held by our general partner and its affiliates are not voted in favor of removal. Please see “Provisions of Our Partnership Agreement Relating to Cash Distributions — Subordination Period.”

If distributions on our common units are not paid with respect to any fiscal quarter at the initial distribution rate, our unitholders will not be entitled to receive such payments in the future except that, to the extent we have available cash in any future quarter during the subordination period in excess of the amount necessary to make cash distributions to holders of our common units at the initial distribution rate, we will use this excess available cash to pay these deficiencies related to prior quarters before any cash distribution is made to holders of subordinated units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions — Subordination Period.”

We do not have a legal obligation to pay distributions at our initial distribution rate or at any other rate except as provided in our partnership agreement. Our distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly. Under our partnership agreement, available cash is defined to generally mean, for each fiscal quarter, cash generated from our business in excess of the amount of reserves our general partner determines is necessary or appropriate to provide for the conduct of our business, to comply with applicable law, any of our debt instruments or other agreements or to provide for future distributions to our unitholders for any one or more of the upcoming four quarters. Our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by our partnership agreement, the Delaware limited partnership statute or any other law, rule or regulation or at equity. Holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above; however, our partnership agreement provides that our general partner is entitled to make the determinations described above without regard to any standard other than the requirement to act in good faith. Our partnership agreement provides that, in order for a determination by our general partner to be made in “good faith,” our general partner must believe that the determination is in our best interests. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

Our cash distribution policy, as expressed in our partnership agreement, may not be modified or repealed without amending our partnership agreement; however, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business and the amount of reserves our general partner establishes in accordance with our partnership agreement as described above. Our partnership agreement may be amended with the approval of our general partner and holders of a majority of our outstanding common units voting together as a class.

As of the date of this offering, our general partner will be entitled to 2% of all distributions that we make prior to our liquidation. The general partner’s initial 2% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not elect to contribute a proportionate amount of capital to us to maintain its initial 2% general partner interest.

We will pay our distributions on or about the 15th of each of February, May, August and November to holders of record on or about the 1st of each such month. If the distribution date does not fall on a business day, we will make the distribution on the business day immediately preceding the indicated distribution date. We will adjust the quarterly distribution for the period from the closing of this offering through September 30, 2007 based on the actual length of the period.

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our initial distribution rate of $0.3375 per unit each quarter through the quarter ending June 30, 2008. In those sections, we present three tables, consisting of:

•	“Unaudited Pro Forma Available Cash,” in which we present the amount of cash we would have had available for distribution for our fiscal year ended December 31, 2006, derived from our unaudited pro forma financial statements that are included in this prospectus beginning on page F-2, which unaudited pro forma financial statements are based on our audited historical financial statements for the year ended December 31, 2006, as adjusted to give pro forma effect to:

•	the transactions to be completed as of the closing of this offering; and

•	the application of the net proceeds of this offering and borrowings under our revolving credit facility as described under “Use of Proceeds.”

•	“Statement of Forecasted Results of Operations for the Twelve Months Ending June 30, 2008,” in which we present our financial forecast of our results of operations and the minimum estimated EBITDA necessary for us to pay distributions at the initial distribution rate on all units for the twelve months ending June 30, 2008, and the significant assumptions upon which the forecast is based; and

•	“Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2008,” in which we present our estimate of the minimum amount of EBITDA necessary for us to pay distributions at the initial distribution rate on all units for the twelve months ending June 30, 2008.

Unaudited Pro Forma Available Cash for Year Ended December 31, 2006

If we had completed the transactions contemplated in this prospectus on January 1, 2006, pro forma available cash generated during the year ended December 31, 2006 would have been approximately $0.4 million. This amount would have been sufficient to make a cash distribution for 2006 at the initial rate of $0.3375 per unit per quarter (or $1.35 per unit on an annualized basis) on approximately 3.4% of the common units but no cash distribution on the subordinated units.

Unaudited pro forma available cash from operating surplus includes an incremental general and administrative expense that we will incur as a result of being a publicly traded limited partnership, including compensation and benefit expenses of our executive management personnel, costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation. We expect this incremental general and administrative expense initially to total approximately $1.6 million per year. Approximately $250,000 of the $1.6 million in incremental general and administrative expense is a non-cash expense related to awards to be granted under our 2007 Equity Plan.

The following table illustrates, on a pro forma basis, for the year ended December 31, 2006, the amount of available cash that would have been available for distributions to our unitholders, assuming that this offering had been consummated at the beginning of such period. Each of the pro forma adjustments presented below is explained in the footnotes to such adjustments.

We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. In addition, cash available to pay distributions is primarily a cash accounting concept, while our pro forma financial statements have been prepared on an accrual basis. As a result, you should view the amount of pro forma available cash only as a general indication of the amount of cash available to pay distributions that we might have generated had we been formed in earlier periods.

Quicksilver Gas Services LP

Unaudited Pro Forma Available Cash

	Year Ended
	December 31, 2006
	($ in millions, except
	per unit data)

Net income(1)	$2.4
Interest expense(2)	—
Depreciation and amortization(2)	3.0
Income taxes(2)	0.1

EBITDA(3)	5.5
Incremental cash general and administrative expense of being a public company(4)	1.3
Pro forma cash interest expense(5)	3.0
Capital expenditures(6)	77.5
Long-term deposit(7)	0.8
Borrowings from credit facility(5)	(77.5)

Pro Forma Available Cash	$0.4

Pro Forma Cash Distributions:
Distributions per unit(8)	$1.35
Distributions to public common unitholders(8)	4.6
Distributions to Quicksilver(8)	18.5
Distributions to the Private Investors(8)	1.0

Total distributions	$24.1

Excess (shortfall)	$(23.7)
Interest coverage ratio(9)	1.8	x
Leverage ratio(9)	14.1	x

(1)	Reflects actual net income of the Quicksilver Gas Services Predecessor derived from its financial statements for the year ended December 31, 2006 without giving pro forma effect to the offering and the related transactions.

(2)	Reflects adjustments to reconcile net income to EBITDA.

(3)	We define EBITDA as net income plus net interest expense, provision for taxes on our income and depreciation and amortization expense. EBITDA is used as a supplemental financial measure by our management and by external users of our financial statements such as investors, commercial banks, research analysts and others, to assess the ability of our assets to generate cash sufficient to pay interest costs, support our indebtedness, make cash distributions to our unitholders and general partner and fund maintenance capital expenditures. EBITDA is also a financial measurement that we expect will be reported to our lenders and used as a gauge for compliance with some of our anticipated financial covenants under our revolving credit facility. Our EBITDA may not be comparable to a similarly titled measure of another company because other entities may not calculate EBITDA in the same manner.

EBITDA is also used as a supplemental performance measure by our management and by external users of our financial statements such as investors, commercial banks, research analysts and others, to assess:

•	the financial performance of our assets without regard to financing methods, capital structure or historical cost basis;

•	our operating performance as compared to other companies in the midstream energy industry, without regard to financing methods, capital structure or historical cost basis; and

•	the viability of acquisitions and capital expenditure projects and the overall rates of return on alternative investment opportunities.

The GAAP measures most directly comparable to EBITDA are net cash provided by operating activities and net income. Our non-GAAP financial measure of EBITDA should not be considered as an alternative to GAAP net cash provided by operating activities and GAAP net income. EBITDA is not a presentation made in accordance with GAAP and has important limitations as an analytical tool. You should not consider EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Because EBITDA excludes some, but not all, items that affect net income and net cash provided by operating activities and is defined differently by different companies in our industry, our definition of EBITDA may not be comparable to similarly titled measures of other companies.

Management compensates for the limitations of EBITDA as an analytical tool by reviewing the comparable GAAP measures, understanding the differences between the measures and incorporating these learnings into management’s decision-making processes.

(4)	Reflects an adjustment to our EBITDA for an estimated incremental cash expense associated with being a publicly traded limited partnership, including costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation.

(5)	Reflects the interest expense, including amortization of debt issuance costs, related to $77.5 million in borrowings under our revolving credit facility assumed to be drawn evenly throughout the year at an assumed annual interest rate of 7.85%, based on the current LIBOR rate of 5.35%, plus an assumed margin of 2.5%. If the interest rate used to calculate this interest were 1% higher or lower, our annual cash interest cost would increase or decrease, respectively, by $775,000.

(6)	For the year ended December 31, 2006, our capital expenditures were $77.5 million. For the year ended December 31, 2006, we did not distinguish between maintenance capital expenditures and expansion capital expenditures. We have assumed that substantially all of our capital expenditures in 2006 were expansion capital expenditures. We have made no assumption as to how our expansion capital expenditures would have been funded because such expenditures were funded through capital contributions from Quicksilver and the Private Investors.

(7)	Long-term deposits consist of deposits on construction projects.

(8)	The table below assumes no exercise of the underwriters’ option to purchase additional common units and sets forth the assumed number of outstanding common units, subordinated units and general partner units upon the closing of this offering and the estimated per unit and aggregate distribution amounts payable on our common units, subordinated units and general partner units for four quarters at our initial distribution rate of $0.3375 per common unit per quarter ($1.35 per common unit on an annualized basis).

	No Exercise of the Underwriters’ Option to Purchase Additional Units
	Number of
	Units	One Quarter	Annualized
Publicly held common units	3,375,000	$1,139,063	$4,556,250
Common units held by Private Investors	727,070	245,386	981,545
Common units held by Quicksilver	4,638,205	1,565,394	6,261,577
Subordinated units held by Quicksilver	8,740,275	2,949,843	11,799,371
General partner units held by our general partner	356,746	120,401	481,607

Total	17,837,296	$6,020,087	$24,080,350

(9)	In connection with this offering, we expect to enter into a $150 million revolving credit facility which will contain covenants limiting our ability to make distributions, incur indebtedness, grant liens, and engage in transactions with affiliates. Furthermore, we expect our credit facility will contain covenants requiring us to maintain a ratio of consolidated indebtedness to consolidated EBITDA initially of not more than 5.25 to 1.00 and a ratio of consolidated EBITDA to consolidated interest expense of not less than 2.5 to 1.00. Any subsequent replacement of our credit facility or any new indebtedness could have similar or greater restrictions.

Financial Forecast for the Twelve Months Ending June 30, 2008

Set forth below is a financial forecast of the expected results of operations, EBITDA and cash available for distribution for Quicksilver Gas Services LP for the twelve months ending June 30, 2008. Our financial forecast presents, to the best of our knowledge and belief, the expected results of operations, EBITDA and cash available for distribution for Quicksilver Gas Services LP for the forecast period. EBITDA is defined as net income, plus net interest expense, provision for taxes on our income and depreciation and amortization expense.

Our financial forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending June 30, 2008. The assumptions disclosed below under “Assumptions and Considerations” are those that we believe are significant to our financial forecast. We believe our actual results of operations and cash flows will approximate those reflected in our financial forecast; however, we can give you no assurance that our forecast results will be achieved. There will likely be differences between our forecast and the actual results and those differences could be material. If the forecast is not achieved, we may not be able to pay cash distributions on our common units at the initial distribution rate stated in our cash distribution policy. In order to fund distributions to our unitholders at our initial rate of $0.3375 per common unit for the twelve months ending June 30, 2008, our minimum estimated EBITDA for the twelve months ending June 30, 2008 must be at least $31.8 million. As set forth in the table below, we forecast that our EBITDA for this period will be approximately $34.2 million.

We do not as a matter of course make public projections as to future operations, earnings, or other results. However, management has prepared the prospective financial information set forth below to present the forecasted results of operations and cash flow for the twelve months ending June 30, 2008 in order to forecast the amount of cash available for distribution to our unitholders for that period. The accompanying prospective financial information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under “Risk Factors.” Any of the risks discussed in this prospectus could cause our actual results of operations to vary significantly from the financial forecast.

We are providing the financial forecast to supplement our pro forma and historical financial statements in support of our belief that we will have sufficient available cash to allow us to pay cash distributions on all of our outstanding common and subordinated units for each quarter in the twelve month period ending June 30, 2008 at our stated initial distribution rate. Please read below under “Assumptions and Considerations” for further information as to the assumptions we have made for the financial forecast.

Actual payments of distributions on common units, subordinated units and the general partner units are expected to be approximately $24.1 million for the twelve month period ending June 30, 2008. This is the expected aggregate amount of cash distributions of approximately $6.0 million per quarter for the period. Quarterly distributions will be paid within 45 days after the close of each quarter.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update this financial forecast to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this information.

Quicksilver Gas Services LP

Statement of Forecasted Results of
Operations and Minimum Estimated EBITDA

	Twelve Months Ending
	June 30, 2008
	($ in millions)

Total operating revenues	$48.8
Costs and expenses:
Operations and maintenance expense	12.1
General and administrative expense	2.5

Forecasted EBITDA	$34.2
Cash interest expense, net	(5.7)
Texas margin tax(a)	(0.3)
Maintenance capital expenditures	(2.0)
Expansion capital expenditures	(49.5)
Non-cash general and administrative expense	0.3
Borrowings for expansion capital expenditures	49.5

Cash available for distribution	$26.5
Total distributions to our unitholders and general partner at the initial distribution rate	24.1
Excess of cash available for distributions over distributions at the initial distribution rate	2.4
Calculation of minimum estimated EBITDA necessary to pay cash distributions at the initial distribution rate:
Forecasted EBITDA	34.2
Excess of cash available for distributions over distributions at the initial distribution rate	(2.4)

Minimum estimated EBITDA necessary to pay cash distributions at the initial distribution rate	$31.8
Interest coverage ratio(b)	6.0	x
Leverage ratio(b)	2.8	x

(a)	For more detail on the Texas margin tax, please see Note 7 to the Combined Financial Statements beginning on page F-17.

(b)	In connection with this offering, we expect to enter into a $150 million revolving credit facility which we expect will contain covenants limiting our ability to make distributions, incur indebtedness, grant liens, and engage in transactions with affiliates. Furthermore, we expect that our credit facility will contain covenants requiring us to maintain certain financial ratios and tests. Any subsequent replacement of our credit facility or any new indebtedness could have similar or greater restrictions.

Please read the accompanying summary of the forecast assumptions below.

Assumptions and Considerations

General Considerations

•	Revenues and operating expenses are net of transactions between the Cowtown Pipeline and the Cowtown Plant.

•	Realized throughput volume is the primary factor that will influence whether the amount of cash available for distribution for the twelve months ending June 30, 2008 is above or below our forecast. For example, if all other assumptions are held constant, a 5.0% decline in wellhead volumes below forecasted levels would result in an approximate $2.4 million decline in cash available for distribution. A decline in forecasted cash flows greater than $2.4 million would result in our generating less than the minimum cash required to pay distributions on the outstanding units at the initial distribution rate for the forecast period.

Total Operating Revenue.  We estimate total operating revenue for the twelve months ending June 30, 2008 based on the following significant assumptions:

•	Gathering Volumes: We will gather an average of 161 MMcf/d of natural gas for the twelve months ending June 30, 2008 compared to 37 MMcf/d for the year ended December 31, 2006 and 47 MMcf/d in the fourth quarter of 2006. The increased volumes estimated for the twelve months ending June 30, 2008 represent the contribution of 150 MMcf/d from the 275 wells that Quicksilver expects to drill from January 1, 2007 through June 30, 2008. Based on existing contracts in place with third party producers, forecasted volumes from third party producers are assumed to remain level at 11 MMcf/d for the twelve months ending June 30, 2008.

•	Gathering Fees: We will receive an average fee of $0.43/Mcf for the twelve months ended June 30, 2008 as compared to $0.42/Mcf for the year ended December 31, 2006.

•	Processing Volumes: We will process an average of 130 MMcf/d of natural gas for the twelve months ending June 30, 2008 compared to 37 MMcf/d for the year ended December 31, 2006 and 47 MMcf/d in the fourth quarter of 2006. The increased volumes estimated for the twelve months ending June 30, 2008 represent the contribution from Quicksilver’s forecasted drilling program as well as volumes associated with existing contracts in place with third party producers, but excludes those volumes which do not require processing.

•	Processing Fees: We will receive an average fee of $0.50/Mcf for the twelve months ended June 30, 2008 as compared to $0.48/Mcf for the year ended December 31, 2006.

Operating and Maintenance Expense.  We estimate total operating and maintenance expense for the twelve months ending June 30, 2008 will be $12.1 million as compared to $7.5 million for the year ended December 31, 2006. These expenses are comprised primarily of direct labor, insurance, property taxes, repair and maintenance, utilities and contract services. The increase in operating and maintenance expenses estimated for the twelve months ending June 30, 2008 reflects the costs associated with the addition of the 125 MMcf/d gas processing unit in the first quarter of 2007. Upon completion of the plant addition, we expect that operation and maintenance costs will remain relatively stable independent of the volumes through the system but will fluctuate slightly depending on the activities performed during a specific period.

General and Administrative Expense.  We estimate general and administrative expense for the twelve months ending June 30, 2008 will be $2.5 million pursuant to the omnibus agreement and the services and secondment agreement which includes both costs reimbursable to Quicksilver for services performed on our behalf as well as public company expenses. Approximately $250,000 of the $2.5 million in general and administrative expense is a non-cash expense related to awards to be granted under our 2007 Equity Plan.

Texas Margin Tax.  We estimate Texas margin tax for the twelve months ending June 30, 2008 will be $0.3 million based on a 1.0% tax rate on a maximum of 70% of our projected revenues for the year ended December 31, 2007.

Capital Expenditures.  We estimate capital expenditures for the twelve months ending June 30, 2008 based on the following assumptions:

•	We estimate maintenance capital expenditures for the twelve months ending June 30, 2008 will be $2.0 million. These expenditures include well connect costs associated with maintaining volume throughput on our Cowtown Pipeline and our Cowtown Plant.

•	We estimate expansion capital expenditures for the twelve months ending June 30, 2008 will be $49.5 million. These expenditures will include $22.5 million associated with the construction of our third processing unit that we expect to become operational in the fourth quarter of 2008 as well as

$22.2 million associated with additional well connects to our Cowtown Pipeline. Additionally, we expect to incur costs associated with the partial construction of the Lake Arlington Dry System of $3.9 million and the Hill County Dry System of $0.9 million. For the year ended December 31, 2006, our capital expenditures were $77.5 million. For the year ended December 31, 2006, we did not distinguish between maintenance capital expenditures and expansion capital expenditures.

•	We estimate that new well connects to our system will cost an average of $150,000 per well.

Financing.  We estimate financing for the twelve months ending June 30, 2008 based on the following assumptions:

•	We expect to finance all of our expansion capital expenditures under our revolving credit facility.

•	Our average debt level will be $74.8 million comprised of funds drawn on our revolving credit facility.

•	The borrowings under our revolving credit facility will bear an average variable interest rate of 8.0% through June 30, 2008. An increase or decrease of 1% in the annual interest rate will result in increased or decreased, respectively, annual interest expense of $0.7 million dollars.

•	We will remain in compliance with the financial and other covenants in our revolving credit facility.

Regulatory, Industry and Economic Factors.  Our forecast for the twelve months ending June 30, 2008 is based on the following significant assumptions related to regulatory, industry and economic factors:

•	There will not be any new federal, state or local regulation of portions of the energy industry in which we operate, or an interpretation of existing regulation, that will be materially adverse to our business.

•	There will not be any major adverse change in the portions of the industry in which we operate or in general economic conditions.

•	Market, insurance and overall economic conditions will not change substantially.

Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2008

In order to fund distributions to our unitholders at our initial distribution rate of $0.3375 per common unit for the twelve months ending June 30, 2008, our minimum estimated EBITDA for the twelve months ending June 30, 2008 must be at least $31.8 million. EBITDA is defined as net income, plus net interest expense, provision for taxes on our income and depreciation and amortization expense.

EBITDA should not be considered an alternative to, or more meaningful than, net income, cash flows from operating activities, or any other measure of financial performance presented in accordance with GAAP, as those items are used as measures of operating performance, liquidity or ability to service debt obligations.

The table below entitled “Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2008” sets forth our calculation of the minimum estimated EBITDA necessary for us to generate $24.1 million of cash available to pay distributions at the initial distribution rate on all of our units. If we generate $24.1 million of cash available for distribution for the twelve months ending June 30, 2008, we will be able to fully fund distributions to our unitholders and general partner at the initial distribution rate of $0.3375 per common unit per quarter ($1.35 per common unit on an annualized basis).

You should read “Assumptions and Considerations” included as part of the financial forecast in the table above entitled “Statement of Forecasted Results of Operations, EBITDA and Cash Available for Distributions” for a discussion of the material assumptions underlying such financial forecast. Our forecast is based on those material assumptions and reflects our judgment of conditions we expect to exist and the course of action we expect to take. The assumptions disclosed in our financial forecast are those that we believe are significant to our ability to generate the forecasted EBITDA. If our estimate is not achieved and we do not generate the minimum estimated EBITDA of $31.8 million, we may not be able to pay distributions on the common units at the initial distribution rate of $0.3375 per common unit per quarter ($1.35 per common unit on an annualized basis). Our financial forecast has been prepared by our management. Our independent auditors have not examined, compiled or otherwise applied procedures to our financial forecast and the forecast of cash available for distribution set forth below and, accordingly, do not express an opinion or any other form of assurance on it.

The table below includes maintenance capital expenditures for the twelve months ending June 30, 2008. Maintenance capital expenditures are capital expenditures made to replace partially or fully depreciated assets, to maintain the existing operating capacity of our assets and to extend their useful lives, or other capital expenditures that are incurred in maintaining existing system volumes and related cash flows that include, but are not limited to new well connections to our gathering systems. We estimate that 13 well connects during the twelve months ending June 30, 2008 will be required to maintain natural gas available for gathering, processing and transportation by our system, and that well connections in excess of 13 wells would constitute expansion capital expenditures. In future periods, our expansion capital expenditures will result in the level of our required maintenance capital expenditures increasing significantly as we incur expenses to maintain that increased level of operating activity.

When considering the table below, you should keep in mind the risk factors and other cautionary statements under the heading “Risk Factors” and elsewhere in this prospectus. Any of these factors or the other risks discussed in this prospectus could cause our financial condition and consolidated results of operations to vary significantly from those set forth in the financial forecast above, which in turn would affect our ability to generate the minimum estimated EBITDA necessary for us to pay cash distributions at the initial distribution rate on all of our units in the estimated amounts reflected in the table below.

Quicksilver Gas Services LP

Estimated Cash Available for Distribution
for the Twelve Months Ending June 30, 2008

Twelve Months
Ending
June 30, 2008
($ in millions,
except per
unit data)

Minimum estimated EBITDA necessary to pay cash distributions(a)	$31.8
Less:
Cash interest expense, net	5.7
Texas margin tax	0.3
Maintenance capital expenditures	2.0
Expansion capital expenditures	49.5
Add:
Non-cash general and administrative expense	0.3
Borrowings for expansion capital expenditures	49.5

Minimum estimated cash available to pay distributions	$24.1

Forecasted Cash Distributions(b):
Forecasted distributions to our public common unitholders	$4.6
Forecasted distributions to common units held by the Private Investors	1.0
Forecasted distributions to common units held by Quicksilver	6.2
Forecasted distributions to subordinated units held by Quicksilver	11.8
Forecasted distributions to general partner units held by Quicksilver Gas Services GP LLC	0.5

Total forecasted distributions to our unitholders and general partner	$24.1

Forecasted distribution per unit	$1.35

(a)	This amount represents the minimum estimated amount of EBITDA that we will need to generate for the twelve months ending June 30, 2008 in order to pay cash distributions to our unitholders and our general partner at our initial distribution rate of $0.3375 per unit per quarter. We expect that our EBITDA for this period will exceed this amount as reflected in our financial forecast found on page 48.

(b)	Represents the amount required to fund distributions to our unitholders and our general partner for four quarters based upon our initial distribution rate of $0.3375 per unit per quarter. If cash distributions to our unitholders exceed $0.3881 per common unit in any quarter, our general partner will receive increasing percentages, up to 50%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.” Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

PROVISIONS OF OUR PARTNERSHIP
AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General.  Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending September 30, 2007, we distribute all of our available cash to unitholders of record on the applicable record date.

Definition of Available Cash.  Available cash, for any quarter, consists of all cash on hand at the end of that quarter:

•	less the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

•	plus, if our general partner so determines, all or a portion of cash on hand on the date of determination of available cash for the quarter.

Intent to Distribute the Minimum Quarterly Distribution.  We will to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.3375 per unit, or $1.35 per year, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on the units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. We will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our revolving credit facility. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital Requirements — Revolving Credit Facility” for a discussion of the restrictions to be included in our credit facility that may restrict our ability to make distributions.

General Partner Interest and Incentive Distribution Rights.  Initially, our general partner will be entitled to 2% of all quarterly distributions since inception that we make prior to our liquidation. This general partner interest will be represented by 356,746 general partner units. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. The general partner’s initial 2% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest.

Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 50%, of the cash we distribute from operating surplus (as defined below) in excess of $0.5063 per unit per quarter. The maximum distribution of 50% includes distributions paid to our general partner on its 2% general partner interest and assumes that our general partner maintains its general partner interest at 2%. The maximum distribution of 50% does not include any distributions that our general partner may receive on units that it owns. Please read “— General Partner Interest and Incentive Distribution Rights” for additional information.

Operating Surplus and Capital Surplus

General.  All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus.” Our partnership agreement requires that we distribute available cash from operating surplus differently than available cash from capital surplus.

Operating Surplus.  Operating surplus consists of:

•	$20.0 million (as described below); plus

•	all of our cash receipts after the closing of this offering, excluding cash from the following:

•	borrowings that are not working capital borrowings,

•	sales of equity securities and debt securities,

•	sales or other dispositions of assets outside the ordinary course of business,

•	the termination of interest rate swap agreements or commodity hedge contracts prior to the termination date specified herein,

•	capital contributions received, and

•	corporate reorganizations or restructurings; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus

•	cash distributions paid on equity issued to finance all or a portion of the construction, replacement or improvement of a capital asset (such as equipment or reserves) during the period beginning on the date that we enter into a binding obligation to commence the construction, acquisition or improvement of a capital improvement or replacement of a capital asset and ending on the earlier to occur of the date the capital improvement or capital asset is placed into service or the date that it is abandoned or disposed of; less

•	our operating expenditures (as defined below) after the closing of this offering; less

•	the amount of cash reserves established by our board of managers to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $20.0 million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity securities in operating surplus would be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash distributions we receive from non-operating sources. Because of our forecasted significantly increasing level of operating capacity during the next 12 months, we expect that we will incur indebtedness under our revolving credit facility to pay all or a substantial portion of the funds required to pay the cash distribution for the period from the closing of this offering through September 30, 2007, and we plan to distribute those funds as operating surplus.

If a working capital borrowing, which increases operating surplus, is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will not be treated as a further reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

We define operating expenditures in the glossary, and it generally means all of our cash expenditures, including, but not limited to, taxes, reimbursement of expenses to our general partner, reimbursement of expenses to Quicksilver for services pursuant to the omnibus agreement or personnel provided to us under the services and secondment agreement, payments made in the ordinary course of business under interest rate swap agreements or commodity hedge contracts, manager and officer compensation, repayment of working capital borrowings, debt service payments and estimated maintenance capital expenditures, provided that operating expenditures will not include:

•	repayment of working capital borrowings deducted from operating surplus pursuant to the last bullet point of the definition of operating surplus above when such repayment actually occurs;

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness, other than working capital borrowings;

•	expansion capital expenditures;

•	from and after January 1, 20 , actual maintenance capital expenditures;

•	investment capital expenditures;

•	payment of transaction expenses relating to interim capital transactions; or

•	distributions to our partners (including distributions in respect of our Class B interests and management incentive interests).

Capital Expenditures

For purposes of determining operating surplus, maintenance capital expenditures are those capital expenditures required to maintain, including over the long term, our asset base or operating capacity, and expansion capital expenditures are those capital expenditures that we expect will expand the operating capacity or increase our asset base over the long term. Examples of maintenance capital expenditures include capital expenditures associated with the replacement of equipment and well connections, or the construction, development or acquisition of other facilities, to replace expected reductions in hydrocarbons available for gathering, processing, transporting or otherwise handled by our facilities (which we refer to as operating capacity). Maintenance capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued to finance all or any portion of a replacement asset during the period from such financing until the earlier to occur of the date of any such replacement asset is placed into service or the date that it is abandoned or disposed of. Capital expenditures made solely for investment purposes will not be considered maintenance capital expenditures.

Because our maintenance capital expenditures can be very large and irregular, the amount of our actual maintenance capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus, adjusted operating surplus and cash available for distribution to our unitholders if we subtracted actual maintenance capital expenditures from operating surplus. We estimate that our maintenance capital expenditures will increase substantially for the next five years as our expansion capital expenditures result in continually increased operating capacity levels that will require increased capital expenditures to maintain that increasing level of operating capacity.

As a result of the expected significant increase in our maintenance capital expenditures for at least the next five years which we expect will be accompanied by significant increases in our operating capacity in response to our substantial expansion capital expenditures, we have elected to deduct actual maintenance capital expenditures in calculating operating surplus through the quarterly periods ending December 31, 20 . For distributions in respect of any quarterly period commencing January 1, 20 , to eliminate the effect on operating surplus of fluctuations in maintenance capital expenditures that may occur in future periods, our partnership agreement will require that an estimate of the average quarterly maintenance capital expenditures necessary to maintain our asset base or operating capacity over the long term be subtracted from operating surplus each quarter as opposed to the actual amounts spent. The amount of estimated maintenance capital expenditures deducted from operating surplus for those periods will be subject to review and change by our general partner at least once a year, provided that any change is approved by our conflicts committee. The estimate will be made at least annually and whenever an event occurs after December   , 20   that is likely

to result in a material adjustment to the amount of our maintenance capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will impact our business. For purposes of calculating operating surplus, any adjustment to this estimate will be prospective only. For a discussion of the amounts we have allocated toward estimated maintenance capital expenditures, please read “Cash Distribution Policy and Restrictions on Distributions.”

The use of estimated maintenance capital expenditures in calculating operating surplus commencing January 1, 20   will have the following effects:

•	it will reduce the risk that maintenance capital expenditures in any one quarter commencing January 1, 20 will be large enough to render operating surplus less than the initial quarterly distribution to be paid on all the units for the quarter and subsequent quarters;

•	commencing January 1, 20 it will increase our ability to distribute as operating surplus cash we receive from non-operating sources; and

•	it will be more difficult for us to raise our distribution above the minimum quarterly distribution and pay incentive distributions on the incentive distribution rights held by our general partner.

Expansion capital expenditures are those capital expenditures that we expect will increase our asset base or operating capacity. Example of expansion capital expenditures include the acquisition of equipment, or the construction, development or acquisition of additional pipeline or processing capacity, to the extent such capital expenditures are expected to expand for more than the short term either our asset base or the volumes of hydrocarbons available to be gathered, processed, transported or otherwise handled by our facilities (which we refer to as our operating capacity). Expansion capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued to finance all or any portion of such capital improvement during the period from such financing until the earlier to occur of the date any such capital improvement is placed into service or the date that it is abandoned or disposed of. Capital expenditures made solely for investment purposes will not be considered expansion capital expenditures.

As described above, none of investment capital expenditures, expansion capital expenditures or, after December 31, 20  , actual maintenance capital expenditures are subtracted from operating surplus. Because actual maintenance capital expenditures made after December   , 20  , investment capital expenditures and expansion capital expenditures include interest payments (and related fees) on debt incurred and distributions on equity issued to finance all of the portion of the construction, replacement or improvement of a capital asset (such as gathering pipelines or processing facilities) during the period from such financing until the earlier to occur of the date any such capital asset is placed into service or the date that it is abandoned or disposed of, such interest payments and equity distributions are also not subtracted from operating surplus (except, in the case of maintenance capital expenditures, to the extent such interest payments and distributions are included in estimated maintenance capital expenditures).

Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes or development of facilities that are in excess of the maintenance of our existing asset base or operating capacity, but which are not expected to expand for more than the short term of our asset base or operating capacity.

Capital expenditures that are made in part for maintenance capital purposes and in part for investment capital or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditure by our general partner, based upon its good faith determination, subject to approval by our conflicts committee

Capital Surplus.  Capital surplus consists of:

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities; and

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirement or replacement of assets.

Characterization of Cash Distributions.  Our partnership agreement requires that we treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since the closing of this offering equals the operating surplus as of the most recent date of determination of available cash. Our partnership agreement requires that we treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Subordination Period

General.  Our partnership agreement provides that, during the subordination period (which we define below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.3375 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

Subordination Period.  The subordination period will extend until the first day of any quarter that each of the following tests are met:

•	quarterly distributions of available cash from operating surplus on each of the outstanding common units, subordinated units and general partner units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four whole quarter periods immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four whole quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common and subordinated units and general partner units during those periods on a fully diluted basis during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Alternatively, the subordination period will end the first business day after the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common and subordinated units equaled or exceeded $0.5063 per quarter (150% of the minimum quarterly distribution) for the four whole quarter period immediately preceding the date;

•	the “adjusted operating surplus” (as defined below) generated during the four whole quarter period immediately preceding the date equaled or exceeded the sum of $0.5063 per quarter (150% of the minimum quarterly distribution) on each of the outstanding common and subordinated units during that period on a fully diluted basis and on the related general partner interest during those periods; and

•	there are no arrearages in payment of the minimum quarterly distributions on the common units.

Expiration of the Subordination Period.  When the subordination period expires, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and units held by the general partner and its affiliates are not voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	the general partner will have the right to convert its general partner units and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Adjusted Operating Surplus.  Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net drawdowns of reserves of cash generated in prior periods. Adjusted operating surplus consists of:

•	operating surplus generated with respect to that period (excluding any amounts attributable to the item described in the first bullet point under “— Operating Surplus and Capital Surplus — Operating Surplus” above); less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Distributions of Available Cash from Operating Surplus during the Subordination Period

Our partnership agreement requires that we make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, 98% to the subordinated unitholders, pro rata, and 2% to the general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Distributions of Available Cash from Operating Surplus after the Subordination Period

Our partnership agreement requires that we make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

General Partner Interest and Incentive Distribution Rights

Our partnership agreement provides that our general partner initially will be entitled to 2% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 2% general partner interest if we issue additional units. Our general partner’s 2% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2% general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its 2% general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.

Incentive distribution rights represent the right to receive an increasing percentage (13%, 23% and 48%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

The following discussion assumes that the general partner maintains its 2% general partner interest and continues to own the incentive distribution rights.

If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, our partnership agreement requires that we distribute any additional available cash from operating surplus for that quarter among the unitholders and the general partner in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until each unitholder receives a total of $0.3881 per unit for that quarter (the “first target distribution”);

•	second, 85% to all unitholders, pro rata, and 15% to the general partner, until each unitholder receives a total of $0.4219 per unit for that quarter (the “second target distribution”);

•	third, 75% to all unitholders, pro rata, and 25% to the general partner, until each unitholder receives a total of $0.5063 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.

General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial cash target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and cash target distribution levels upon which the incentive distribution payments to our general partner would be set. Our general partner’s right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the conflicts committee of our general partner, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that our general partner will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target cash distributions prior to the reset, our general partner will be entitled to receive a number of newly issued Class B units and general partner units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters prior to the reset event as compared to the average cash distributions per common unit during this period.

The number of Class B that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the average amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the amount of cash distributed per common unit during each of these two quarters. Each Class B unit will be convertible into one common unit at the election of the holder of the Class B unit at any time following the first anniversary of the issuance of these Class B units. Our general partner will also receive a number of general partner units such that its interest prior to the reset election will be maintained after the election.

Following a reset election by our general partner, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per unit for the two fiscal quarters immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until each unitholder receives an amount equal to 115% of the reset minimum quarterly distribution for that quarter;

•	second, 85% to all unitholders, pro rata, and 15% to the general partner, until each unitholder receives an amount per unit equal to 125% of the reset minimum quarterly distribution for the quarter;

•	third, 75% to all unitholders, pro rata, and 25% to the general partner, until each unitholder receives an amount per unit equal to 150% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.

The following table illustrates the percentage allocation of available cash from operating surplus between the unitholders and our general partner at various levels of cash distribution levels pursuant to the cash distribution provisions of our partnership agreement in effect at the closing of this offering as well as following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $0.6000.

		Marginal Percentage
		Interest in Distributions		Quarterly Distribution
	Quarterly Distribution per Unit		General	per Unit Following
	Prior to Reset	Unitholders	Partner	Hypothetical Reset

Minimum Quarterly Distribution	$0.3375	98%	2%	$0.6000
First Target Distribution	up to $0.3881	98%	2%	up to $0.6900(1)
Second Target Distribution	above $0.3881 up to $0.4219	85%	15%	above $0.6900(1), up to $0.7500(2)
Third Target Distribution	above $0.4219 up to $0.5063	75%	25%	above $0.7500(2), up to $0.9000(3)
Thereafter	above $0.5063	50%	50%	above $0.9000(3)

(1)	This amount is 115% of the hypothetical reset minimum quarterly distribution.

(2)	This amount is 125% of the hypothetical reset minimum quarterly distribution.

(3)	This amount is 150% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the general partner, including in respect of incentive distribution rights, or IDRs, based on an average of the amounts distributed for a quarter for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there are 17,480,550 common units outstanding, the general partner has maintained its 2% proportionate interest, and the average distribution to each common unit is $0.6000 for the two quarters prior to the reset.

		Common	General Partner Cash Distributions
	Quarterly	Unitholders	Prior to Reset
	Distribution	Cash		2% General	Incentive
	per Unit	Distributions	Class B	Partner	Distribution		Total
	Prior to Reset	Prior to Reset	Units	Interest	Rights	Total	Distributions

Minimum Quarterly Distribution	$0.3375	$5,899,686	$—	$120,402	$—	$120,402	$6,020,087
First Target Distribution	up to $0.3881	884,516	—	18,051	—	18,051	902,567
Second Target Distribution	above $0.3881 up to $0.4219	590,843	—	13,902	90,364	104,266	695,109

Third Target Distribution	above $0.4219 up to $0.5063	1,475,358	—	39,343	452,443	491,786	1,967,145
Thereafter	above $0.5063	1,637,928	—	65,517	1,572,410	1,637,928	3,275,855

		$10,488,331	$—	$257,215	$2,115,217	$2,372,433	$12,860,763

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the general partner, including in respect of IDRs, with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there are 17,480,550 common units and 3,525,363 Class B units outstanding, the general partner’s 2% interest has been maintained, and the average distribution to each common unit is $0.6000. The number of Class B units was calculated by dividing (x) the $2,115,218 received by the general partner in respect of its IDRs as the average of the amounts received by the general partner in respect of its IDRs for the two quarters prior to the reset as shown in the table above by (y) the $0.6000 of available cash from operating surplus distributed to each common unit as the average distributed per common unit for the two quarters prior to the reset.

		Common	General Partner Cash Distributions
	Quarterly	Unitholders	After Reset
	Distribution	Cash		2% General	Incentive
	per Unit	Distributions	Class B	Partner	Distribution		Total
	After Reset	After Reset	Units	Interest	Rights	Total	Distributions

Minimum Quarterly Distribution	$0.6000	$10,488,331	$2,115,217	$257,215	$—	$2,372,433	$12,860,763
First Target Distribution	up to $0.6900	—	—	—	—	—	—
Second Target Distribution	above $0.6900 up to	—	—	—	—	—	—
$0.7500
Third Target Distribution	above $0.7500 up to	—	—	—	—	—	—
$0.9000
Thereafter	above $0.9000	—	—	—	—	—	—

		$10,488,331	$2,115,217	$257,215	$—	$2,372,433	$12,860,763

Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Per Unit,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and the general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2% general partner interest and assume our general partner has contributed any additional capital to maintain its 2% general partner interest and has not transferred its incentive distribution rights.

		Marginal Percentage
	Total Quarterly	Interest in Distributions*
	Distribution per Unit		General
	Target Amount	Unitholders	Partner

Minimum Quarterly Distribution	$0.3375	98%	2%
First Target Distribution	up to $0.3881	98%	2%
Second Target Distribution	above $0.3881 up to $0.4219	85%	15%
Third Target Distribution	above $0.4219 up to $0.5063	75%	25%
Thereafter	above $0.5063	50%	50%

*	Assuming there are no arrearages on common units and that our general partner maintains its 2% general partner interest and continues to own the incentive distribution rights.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made.  Our partnership agreement requires that we make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price;

•	second, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

Effect of a Distribution from Capital Surplus.  Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for the general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels will be reduced to zero. Our partnership agreement specifies that we then make all future distributions from operating surplus, with 50% being paid to the holders of units and 50% to the general partner. The percentage interests shown for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, our partnership agreement specifies that the following items will be proportionately adjusted:

•	the minimum quarterly distribution;

•	target distribution levels;

•	the unrecovered initial unit price;

•	the number of common units issuable during the subordination period without a unitholder vote; and

•	the number of common units into which a subordinated unit is convertible.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level, the number of common units issuable during the subordination period without unitholder vote would double and each subordinated unit would be convertible into two common units. Our partnership agreement provides that we not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter will be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus the general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

General.  If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of the general partner.

Manner of Adjustments for Gain.  The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to the partners in the following manner:

•	first, to the general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	second, 98% to the common unitholders, pro rata, and 2% to the general partner, until the capital account for each common unit is equal to the sum of: (1) the unrecovered initial unit price; (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

•	third, 98% to the subordinated unitholders, pro rata, and 2% to the general partner until the capital account for each subordinated unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	fourth, 98% to all unitholders, pro rata, and 2% to the general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98% to the unitholders, pro rata, and 2% to the general partner, for each quarter of our existence;

•	fifth, 85% to all unitholders, pro rata, and 15% to the general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the unitholders, pro rata, and 15% to the general partner for each quarter of our existence;

•	sixth, 75% to all unitholders, pro rata, and 25% to the general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to the general partner for each quarter of our existence; and

•	thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.

The percentage interests set forth above for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

Manner of Adjustments for Losses.  If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to the general partner and the unitholders in the following manner:

•	first, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to the general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•	second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to the general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100% to the general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts.  Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in the general partner’s capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

SELECTED HISTORICAL AND PRO FORMA
FINANCIAL AND OPERATING DATA

The following table shows selected historical financial and operating data of Quicksilver Gas Services Predecessor and pro forma financial data of Quicksilver Gas Services LP for the periods and as of the dates indicated. The selected historical financial data as of December 31, 2004, 2005 and 2006 and for the period January 21, 2004 (date of inception) to December 31, 2004, and each of the two years in the period ended December 31, 2006 are derived from the audited financial statements of Quicksilver Gas Services Predecessor. The selected pro forma financial data for the year ended December 31, 2006 are derived from the unaudited pro forma financial statement of Quicksilver Gas Services LP included in this prospectus beginning on page F-7. The pro forma adjustments have been prepared as if certain transactions to be effected at the closing of this offering had taken place on December 31, 2006 in the case of the pro forma balance sheet or as of January 1, 2006, in the case of the pro forma statement of operations for the year ended December 31, 2006. These transactions include:

•	the issuance by us of 3,375,000 common units in this offering and the borrowing by us of $50.0 million under our revolving credit facility immediately prior to the completion of this offering and the application of the proceeds of such issuance and borrowing as described under “Use of Proceeds;” and

•	interest expense associated with $50.0 million of borrowings under our revolving credit facility.

We derived the information in the following table from, and that information should be read together with and is qualified in its entirety by reference to, the historical and pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

				Quicksilver Gas Services
	Quicksilver Gas Services Predecessor			LP Pro Forma
	Period from
	January 21, 2004 to			Year Ended
	December 31,	Year Ended December 31,		December 31,
	2004	2005	2006	2006
Statement of Operations Data:
Total revenues	$36,190	$4,868,047	$13,918,291	$13,918,291

Expenses:
Operations and maintenance	13,675	2,371,476	7,474,317	7,474,317
General and administrative expense	12,000	329,000	937,000	937,000
Depreciation and amortization expense	7,930	614,371	2,963,253	2,963,253

Total expenses	33,605	3,314,847	11,374,570	11,374,570

Operating income	2,585	1,553,200	2,543,721	2,543,721
Other income	—	—	12,639	12,639
Interest expense	—	—	—	4,025,000
Income tax provision	—	—	135,000	135,000

Net income (loss)	$2,585	$1,553,200	$2,421,360	$(1,603,640)
Pro forma net income per limited partner unit				$(0.09)
Balance Sheet Data (at period end):
Property plant and equipment, net	$6,603,006	$53,782,987	$130,791,472	$130,791,472
Total assets	6,633,837	56,397,481	144,423,867	144,923,867
Long-term debt	—	—	—	50,000,000
Net equity	6,024,186	51,563,965	128,453,640	86,384,512

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The historical financial statements included in this prospectus beginning on page F-7 reflect the assets, liabilities and operations which will be contributed to us by Quicksilver and various wholly-owned subsidiaries and the Private Investors upon the closing of this offering. We refer to these assets, liabilities and operations as the assets, liabilities and operations of the Cowtown Entities. The following discussion analyzes the financial condition and results of operations of the Cowtown Entities. You should read the following discussion of the financial condition and results of operations for the Cowtown Entities in conjunction with the historical combined financial statements and notes of the Cowtown Entities and the pro forma financial statements for Quicksilver Gas Services LP included elsewhere in this prospectus.

Overview

We are a growth-oriented Delaware limited partnership engaged in the business of gathering and processing natural gas produced from the Barnett Shale geologic formation of the Fort Worth Basin located in north Texas. We began operations in 2004 to provide these services primarily to Quicksilver Resources, Inc., the owner of our general partner, as well as other natural gas producers in this area. During the fourth quarter of 2006, approximately 96% of our total natural gas gathering and processing volumes were comprised of natural gas owned or controlled by Quicksilver.

Our Operations

The results of our operations are determined primarily by the volumes of natural gas gathered and processed through our gathering and processing systems. We gather and process natural gas pursuant to arrangements generally categorized as “fee-based” contracts. Under these arrangements, we are paid fixed cash fees for performing the gathering and processing services. We do not take title to the natural gas and associated natural gas liquids, or NGLs, that we gather and process and are therefore able to avoid direct commodity price exposure. A sustained decline, however, in commodity prices could result in a decline in volumes and, thus, a decrease in our fee revenues. These fee-based contracts provide stable cash flows, but minimal, if any, upside in higher commodity price environments. For the twelve months ended December 31, 2006, these arrangements accounted for 100% of our natural gas volumes on a pro forma basis.

How We Evaluate Our Operations

Our management uses a variety of financial and operational measurements to analyze our performance. We view these measurements as important factors affecting our profitability and review these measurements on a monthly basis for consistency and trend analysis. These measures include volumes, adjusted gross margin and operating expenses and EBITDA on a company-wide basis.

Volumes.  We must continually obtain new supplies of natural gas to maintain or increase throughput volumes on our gathering and processing systems. Our ability to maintain existing supplies of natural gas and obtain new supplies is impacted by (1) the level of successful drilling activity in areas currently dedicated to our systems, (2) our ability to compete for volumes from successful new wells in other areas and (3) our ability to obtain natural gas that has been released from other commitments. We routinely monitor producer activity in the areas served by our gathering and processing systems to pursue new supply opportunities.

Adjusted Gross Margin.  We define adjusted gross margin as total revenues less operations and maintenance expense and general and administrative expense. Adjusted gross margin is included as a supplemental disclosure because it is a primary performance measure used by management as it represents the results of gathering and processing revenues less the cost of operating the facilities and general and administrative overhead. Adjusted gross margin is not a measure calculated in accordance with GAAP. Adjusted gross margin does not include deductions for cash payments such as interest and capital expenditures which are necessary to maintain our business. As an indicator of our operating performance, gross margin should not be considered an alternative to, or more meaningful than, net income or cash flow as determined in accordance with GAAP. Our gross margin may not be comparable to a similarly titled measure of another company because other entities may not calculate gross margin in the same manner.

Operating Expenses.  Operating expenses are a separate measure that we use to evaluate performance of field operations. These expenses are comprised primarily of direct labor, insurance, property taxes, repair and maintenance, utilities and contract services, and are largely independent of the volumes through our systems, but fluctuate depending on the scale of our operations during a specific period.

EBITDA.  We define EBITDA as net earnings before income taxes, interest expense, depreciation, depletion and amortization. EBITDA is not a measure calculated in accordance with GAAP. EBITDA does not include deductions for cash payments such as interest and capital expenditures which are necessary to maintain our business. EBITDA should not be considered as an alternative to net income, income before taxes, net cash flow from operating activities or any other measure of financial performance presented in accordance with GAAP. We believe that EBITDA is a widely accepted financial indicator of a company’s ability to incur and service debt, fund capital expenditures and make distributions. EBITDA calculations may vary among entities, so our computation of EBITDA may not be comparable to EBITDA or similar measures of other entities. In evaluating EBITDA, we believe that investors should consider, among other things, the amount by which EBITDA exceeds interest costs, how EBITDA compares to principal payments on debt and how EBITDA compares to capital expenditures for each period. EBITDA is reconciled to net cash provided by operating activities and net income as shown in the table below.

EBITDA is also used as a supplemental performance measure by our management and by external users of our financial statements such as investors, commercial banks, research analysts and others, to assess:

•	financial performance of our assets without regard to financing methods, capital structure or historical cost basis;

•	our operating performance as compared to those of other companies in the midstream energy industry without regard to financing methods, capital structure or historical cost basis; and

•	the viability of acquisitions and capital expenditure projects and the overall rates of return on alternative investment opportunities.

EBITDA and adjusted gross margin should not be considered as alternatives to, or more meaningful than, net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP as a measure of operating performance, liquidity or our ability to service debt obligations.

General Trends and Outlook

We expect our business to continue to be affected by the following key trends. Our expectations are based on assumptions made by us and information currently available to us. To the extent our underlying assumptions about or interpretations of available information prove to be incorrect, our actual results may vary materially from our expected results.

Natural Gas Supply, Demand and Outlook.  Natural gas continues to be a critical component of energy consumption in the United States. According to the Energy Information Administration, or the EIA, total annual domestic consumption of natural gas is expected to increase from approximately 22.4 trillion cubic feet, or Tcf, in 2005 to approximately 23.4 Tcf in 2010. During the last three years, the United States has on average consumed approximately 22.3 Tcf per year, while total marketed domestic production averaged approximately 19.5 Tcf per year during the same period. The industrial and electricity generation sectors currently account for the largest usage of natural gas in the United States.

We believe that current natural gas prices and the existing strong demand for natural gas will continue to result in relatively high levels of natural gas-related drilling in the United States as producers seek to increase their level of natural gas production. Although the natural gas reserves in the United States have increased overall in recent years, a corresponding increase in production has not been realized according to data obtained from the EIA. We believe that this lack of increased production is attributable to insufficient pipeline infrastructure, the continued depletion of existing wells and a tight labor and equipment market. We believe that an increase in United States natural gas production, additional sources of supply such as liquid natural gas, and imports of natural gas will be required for the natural gas industry to meet the expected increased demand for natural gas in the United States.

According to Baker Hughes, the area in which we operate is experiencing significant drilling activity. Although we anticipate continued high levels of exploration and production activity in this area in which we operate, fluctuations in energy prices can affect production rates over time and levels of investment by third parties in exploration for and development of new natural gas reserves. We have no control over the level of natural gas exploration and development activity in our area of operations.

Impact of Interest Rates and Inflation.  Interest rates have recently begun to increase after reaching 50-year record lows. If interest rates continue to rise, our financing costs would increase accordingly. Although this could limit our ability to raise funds in the capital markets, we expect in this regard to remain competitive with respect to acquisitions and capital projects, as our competitors would face similar circumstances.

Inflation in the United States has been relatively low in recent years and did not have a material impact on our results of operations in 2006. It may in the future, however, increase the cost to acquire or replace property, plant and equipment and may increase the costs of labor and supplies. Our operating revenues and costs are influenced to a greater extent by price changes in natural gas and NGLs. To the extent permitted by competition, regulation and our existing agreements, we have and will continue to pass along increased costs to our customers in the form of higher fees.

Formation, Acquisition and Asset Disposal History and Financial Statement Presentation

Our Formation of Quicksilver Gas Services LP and the Initial Public Offering

We are a Delaware limited partnership formed in January 2007 to indirectly own and operate the assets that were previously owned and operated by Cowtown Gas Processing Partners L.P. and Cowtown Pipeline Partners L.P., which we refer to collectively as the Cowtown Entities. Prior to this offering, the Cowtown Entities had been owned indirectly by Quicksilver (and its affiliates) and two private investors, whom we refer to as the Private Investors. Upon closing this offering and giving effect to the transactions described below, we will indirectly own the Cowtown Entities. At the closing, we anticipate that the following transactions, which we refer to as the Formation Transactions, will occur:

•	Quicksilver and its affiliates will contribute to us their 95% in Cowtown Gas Processing Partners L.P., and their 93%, in Cowtown Pipeline Partners L.P., and the Private Investors will contribute to us their 5% interests in Cowtown Gas Processing Partners L.P. and their 7% interests in Cowtown Pipeline Partners L.P.;

•	we will issue to Quicksilver 4,638,205 common units and 8,740,275 subordinated units, representing an aggregate 75.0% limited partner interest in us (subject to adjustment as described below);

•	we will issue to the Private Investors a total of 727,070 common units, representing an aggregate 4.1% limited partner interest in us (subject to adjustment as described below);

•	we will issue to our general partner, Quicksilver Gas Services GP LLC, 356,746 general partner units, representing its initial 2% general partner interest in us, and all of our incentive distribution rights, which incentive distribution rights will entitle our general partner to increasing percentages of the cash that we distribute in excess of $0.3881 per unit per quarter;

•	we will issue 3,375,000 common units to the public in this offering, representing a 18.9% limited partner interest in us. We will use the proceeds from this offering and borrowings of approximately $50.0 million under our revolving credit facility to pay expenses associated with this offering, the Formation Transactions and our revolving credit facility and to pay approximately $102.4 million to Quicksilver and approximately $7.4 million to the Private Investors as reimbursement of capital expenditures and return of investment capital;

•	we will own all of the ownership interests in Quicksilver Gas Services Operating LLC and its operating subsidiaries, which will own and operate our assets;

•	we will enter into an omnibus agreement with Quicksilver and our general partner that will address, among other things, our reimbursement to Quicksilver for the payment of certain operating expenses incurred on our behalf; and

•	our general partner will enter into a services and secondment agreement with Quicksilver pursuant to which employees of Quicksilver will perform services on our behalf.

The final allocation of common and subordinated units that we will issue to Quicksilver and the Private Investors at the closing will be adjusted to reimburse Quicksilver for funds advanced by it for capital expenditures in our business from January 1, 2007 through the time of the closing.

Items Impacting Comparability of Our Financial Results

Our historical results of operations for the periods presented may not be comparable, either from period to period or going forward, for the reasons described below:

•	Quicksilver’s Barnett Shale operations began in 2004 and as such Quicksilver’s operations have been growing significantly since startup.

•	With the startup of Quicksilver’s Barnett Shale operations, our facilities have been in a startup phase as well, and we have incurred expenses that are not expected to be recurring.

•	Expenses are largely independent of volume and are more directly related to the scale of our operations.

•	Revenues have been dependent on Quicksilver’s ability to connect wells to our system and in light of Quicksilver’s significant growth, this connection process may not have been completely feasible in prior periods.

Critical Accounting Policies and Estimates

Conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Although these estimates are based on management’s best available knowledge of current and expected future events, actual results could be different from those estimates. We believe that the following are the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations.

Revenue Recognition.  We record revenue when our customers pay us a fee or are obligated to pay us a fee for providing services such as gathering and processing.

Depreciation Expense and Cost Capitalization Policies.  Our assets consist primarily of natural gas gathering pipelines, processing plants, and transmission pipeline. We capitalize all construction-related direct labor and material costs. The cost of funds used in construction represents capitalized interest used to finance the construction of new facilities. These costs are then expensed over the estimated useful life of the constructed asset through the recording of depreciation expense.

As discussed in the Notes to the Combined Financial Statements, depreciation of our assets is generally computed using the straight-line method over the estimated useful life of the assets. The costs of renewals and betterments that extend the useful life of property, plant and equipment are also capitalized. The costs of repairs, replacements and maintenance projects are expensed as incurred.

The computation of depreciation expense requires judgment regarding the estimated useful lives and salvage value of assets. As circumstances warrant, depreciation estimates are reviewed to determine if any changes are needed. Such changes could involve an increase or decrease in estimated useful lives or salvage values which would impact future depreciation expense.

Environmental Remediation.  Current accounting guidelines require us to recognize a liability and expense associated with environmental remediation if (i) government agencies mandate such activities or one of our properties were added to the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, database, (ii) the existence of a liability is probable and (iii) the amount can be reasonably estimated. To date, we have not recorded any liability for remediation expenses and we do not believe that any significant liability currently exists. If governmental regulations change, we could be required to incur remediation costs that might have a material impact on our profitability.

Results of Operations

Combined Overview

The following table and discussion is a summary of our combined results of operations for the period January 21, 2004 (date of inception) to December 31, 2004 end each of the two years in the period ended December 31, 2006. The results of operations by segment are discussed in further detail following this combined overview discussion.

	Period from
	January 21, 2004
	(inception) to	Year Ended December 31,
	December 31, 2004	2005	2006

Total revenues	$36,190	$4,868,047	$13,918,291
Operations and maintenance expense	13,675	2,371,476	7,474,317
General and administrative expense	12,000	329,000	937,000

Adjusted gross margin(a)	10,515	2,167,571	5,506,974
Other (income) expense	—	—	(12,639)

EBITDA(b)	10,515	2,167,571	5,519,613
Depreciation and amortization expense	7,930	614,371	2,963,253
Interest expense	—	—	—
Deferred tax provision	—	—	135,000

Net income	$2,585	$1,553,200	$2,421,360

Operating Data:
Daily throughput (Mcf)	283	9,755	36,974
Total throughput (Mcf)	103,399	3,560,605	13,495,818

(a)	Adjusted gross margin consists of total operating revenues less operation and maintenance expense and general and administrative expense. Please read “Summary — Non-GAAP Financial Measures.”

(b)	EBITDA consists of net income plus net interest expense, provision for taxes on our income and depreciation and amortization expense. Please read “Summary — Non-GAAP Financial Measures.”

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005.

Total Revenues.  Total revenues increased $9.0 million, or 184%, to $13.9 million in 2006 from $4.9 million in 2005. This increase was primarily due to the increase in Quicksilver and third party production volumes in the Quicksilver Counties. At December 31, 2005, Quicksilver had 38 wells connected to our system and had recorded 183 Bcf of proved reserves. At December 31, 2006, Quicksilver had 90 wells connected to our system and had recorded 704 Bcf of proved reserves.

Adjusted Gross Margin.  Adjusted gross margin increased $3.3 million, or 150%, to $5.5 million in 2006 from $2.2 million in 2005, primarily as a result of the increase in revenues generated by the increase in Quicksilver and third party production volumes in the Quicksilver Counties. As a percentage of revenues, adjusted gross margin has decreased from 44.5% to approximately 40% primarily due to increasing general and administrative cost. General and administrative cost has increased as a result of our increasing scale of operations.

Operations and Maintenance Expense.  Operations and maintenance expense increased $5.1 million, or 213%, to $7.5 million in 2006 from $2.4 million in 2005. This increase was primarily the result of the expansion of our scale of operations during 2006. As of December 31, 2006, the cost of operating the facility has stabilized for our current scale of operations and will increase in the future based on inflation and facility expansion.

General and Administrative Expense.  General and administrative expense increased $608,000 or 185%, to $937,000 in 2006 from $329,000 in 2005. This increase was primarily the result of the expansion of our operations and the resulting increase in personnel and related expenses to support that growth.

Depreciation and Amortization Expense.  Depreciation and amortization increased $2.3 million, or 382%, to $3.0 million in 2006 from $614,371 in 2005, primarily as a result of the addition of $77.5 million in property, plant and equipment and the realization of a full year’s depreciation on property, plant and equipment added throughout the course of the year in 2006.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Revenues.  Total revenues increased $4.8 million to $4.9 million in 2005 from $36,190 in 2004. This increase was primarily due to no revenue being recorded until December 2004 and the increase in Quicksilver and third party production volumes in the Quicksilver Counties. At December 31, 2004, Quicksilver had 2 wells connected to our system and had recorded 37 Bcfe of proved reserves. At December 31, 2005, Quicksilver had 38 wells connected to our system and had recorded 183 Bcfe of proved reserves.

Adjusted Gross Margin.  Adjusted gross margin increased $2.2 million to $2.2 million in 2005 from $10,515 in 2004, primarily as a result of no revenue being recorded until December 2004 and the increase in Quicksilver and third party production volumes in the Quicksilver Counties. As a percentage of revenue, adjusted gross margin has increased from approximately 30% to 44.5% primarily due to increasing throughput on our system.

Operations and Maintenance Expense.  Operations and maintenance expense increased $2.4 million to $2.4 million in 2005 from $13,675 in 2004. This increase was primarily the result of an increase in operating activities resulting from completion and commencement of operations at our Cowtown Plant.

General and Administrative Expense.  General and administrative expense increased $317,000 to $329,000 in 2005 from $12,000 in 2004. This increase was primarily the result of the expansion of our operations and the resulting increase in personnel levels to support that growth.

Depreciation and Amortization Expense.  Depreciation and amortization increased $606,441 to $614,371 in 2005 from $7,930 in 2004, primarily as a result of the addition of $43.7 million in property, plant and equipment and the realization of a full year’s depreciation on property plant and equipment added throughout the course of the year in 2005.

Liquidity and Capital Resources

Historically, our sources of liquidity have included cash generated from operations and equity investments by our owners.

Following the completion of this offering, we expect our sources of liquidity to include:

•	cash generated from operations;

•	borrowings under our revolving credit facility;

•	debt offerings; and

•	issuance of additional partnership units.

We believe that the cash generated from these sources will be sufficient to meet our minimum quarterly cash distributions and our requirements for short-term working capital and long-term capital expenditures for the next twelve months.

Cash Flows and Capital Expenditures

Since January 1, 2004, there have been several key events that have had major impacts on our cash flows. They are:

•	At December 31, 2004, Quicksilver had produced 108,581 Mcf in the Fort Worth Basin and had recorded 37 Bcfe of proved natural gas reserves. There were 2 wells connected to our system.

•	At December 31, 2005, Quicksilver had produced 4,317,588 MMcf for the year all of which was gathered, processed and transported on our system. Quicksilver had recorded 183 Bcfe of proved reserves and had 38 wells connected to our system. At December 31, 2005, we had invested $53.8 million in our pipeline and plant assets.

•	At December 31, 2006, Quicksilver had throughput of 13,495,818 MMcf at our system for the year then ended and had 104 wells connected to our system. Our system consisted of 120 miles of gathering pipelines, a 20-mile NGL transportation pipeline and two operating units which can process 200 MMcf/d of natural gas.

Working Capital (Deficit).  Working capital is the amount by which current assets exceed current liabilities and is a measure of our ability to pay our liabilities as they become due. Our working capital was $(2.2) million at December 31, 2005 and $4.9 million at December 31, 2006.

The net increase in working capital from December 31, 2005 to December 31, 2006 of $7.1 million resulted primarily from the increased throughput at our system, which primarily related to the increase in Quicksilver wells connected to our system.

Cash Flows from Operations.  Our cash flows from operations was $2.3 million for the year ended December 31, 2005 and $6.4 million for the year ended December 31, 2006. The increase in the operating cash flows during twelve months ended December 31, 2006 as compared to the twelve months ended December 31, 2005 resulted from increased net income, depreciation and changes in working capital, which primarily related to the increase in Quicksilver wells connected to our system.

For further information regarding our risk management portfolio, please read “— Quantitative and Qualitative Disclosures About Market Risk.”

For all periods, we used our cash flows from operating activities together with capital contributions and borrowings from our parent for our working capital requirements, which include operating expenses, maintenance capital expenditures and expansion capital expenditures.

Cash Flows Used in Investing Activities.  Our cash flows used in investing activities for the twelve months ended December 31, 2006 increased by $39.3 million or approximately 85% over the twelve-month period ended December 31, 2005.

Items comprising our investing activities during the twelve-month period ended December 31, 2006 include $7.2 million increase in accounts receivable from our parent and $77.5 million increase in property, plant and equipment.

Cash Flows Provided by Financing Activities.  Our cash flows used in financing activities for the twelve months ended December 31, 2006 increased by $37.9 million or approximately 86% over the twelve-month period ended December 31, 2005.

Our financing cash flows during the twelve months ended December 31, 2006 were $81.9 million, consisting of $74.6 million in contributions by our parent and $7.2 million in contributions by our other partners.

Capital Requirements

The midstream energy business can be capital intensive, requiring significant investment for the acquisition or development of new facilities. We categorize our capital expenditures as either:

•	Expansion capital expenditures, which are made to construct additional assets to increase our business, to expand and upgrade existing systems and facilities or used to acquire additional assets which increase our business; or

•	Maintenance capital expenditures, which are made to replace partially or fully depreciated assets, to maintain the existing operating capacity of our assets and extend their useful lives or to maintain existing system volumes and related cash flows.

We have budgeted approximately $32.7 million in capital expenditures for the year ending December 31, 2007, of which $30.7 million represents expansion capital expenditures and $2.0 million represents maintenance capital expenditures. For the twelve months ended December 31, 2006, our total capital expenditures were $77.5 million.

Since our inception in 2004, we have made substantial expansion capital expenditures. We anticipate that we will continue to make significant expansion capital expenditures. Consequently, our ability to develop and maintain sources of funds to meet our capital requirements is critical to our ability to meet our growth objectives.

Our forecast for 2007 includes $30.7 million of identified expansion capital expenditures. These expenditures relate to several projects scheduled for 2007, including the connection of approximately 170 new wells to our gathering and transportation system, the partial build-out of a new gathering system for the Lake Arlington Dry System, the connection of our 22-mile NGL pipeline to the Louis Dreyfus pipeline and the partial payment to third parties for the new processing unit at the Cowtown Plant. We expect that these expansion capital expenditures will be funded by borrowings under our revolving credit facility. We anticipate that the Lake Arlington Dry System and the third processing unit will be completed in 2008.

We continually review opportunities for both organic growth projects and acquisitions that will enhance our financial performance. Since we will distribute most of our available cash to our unitholders, we will depend on borrowings under our revolving credit facility and the issuance of debt and equity securities to finance any future growth capital expenditures or acquisitions.

Revolving Credit Facility

In connection with this offering, we will enter into a $150 million revolving credit facility. We expect to borrow $50.0 million under this credit facility at the closing of this offering. We expect that our credit facility will restrict our ability to make distributions of available cash to unitholders if any default or event of default (as defined in the credit agreement) exists. We also expect that the credit agreement will require us to maintain a leverage ratio (the ratio of consolidated indebtedness to our consolidated EBITDA, as defined in the credit agreement) and an interest coverage ratio (the ratio of our consolidated EBITDA to our consolidated interest expense, as defined in the credit agreement). In addition, we expect that the credit agreement will contain various covenants that may limit, among other things, our ability to:

•	incur indebtedness;

•	grant liens; and

•	engage in transactions with affiliates.

Any subsequent replacement of our revolving credit facility or any new indebtedness could have similar or greater restrictions.

Total Contractual Cash Obligations.  The following table summarizes our total contractual cash obligations as of December 31, 2006.

	Payments Due by Period
Contractual Obligations	Total	2007	2008-2010	2011-2012	Thereafter
	($ Millions)

Long-Term Debt (including interest)(1)	$—	$—	$—	$—	$—
Construction Commitments	5.7	5.7	—	—	—

Total Contractual Obligations(2)	$5.7	$5.7	$—	$—	$—

(1)	Assumes a current LIBOR interest rate of 5.35% plus the applicable margin, which remains constant in all periods.

(2)	These amounts do not include the $32.7 million that we expect to spend in 2007 for the construction of additions to our gathering system to connect new wells, or the cost to construct the third processing unit that we expect to become operational by the fourth quarter of 2008, a portion of which is budgeted for 2007 capital expenditures.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Recent Accounting Pronouncements

In December 2004, the FASB released its final revised standard entitled SFAS No. 123(R), Share-Based Payment, which significantly changed accounting practice with respect to employee stock options and other stock based compensation. SFAS 123(R) requires companies to recognize, as an operating expense, the estimated fair value of share-based payments to employees, including grants of employee stock options. Because QGS Predecessor does not have any employees it is only affected by the allocation of stock-based compensation cost by the Parent. Such allocation did not have a material effect on QGS Predecessor financial statements.

In September 2006, FASB issued SFAS 157 “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB Board having previously concluded in these accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. However, for some entities, the application of SFAS 157 will change current practice. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. QGS Predecessor has not yet determined the impact this pronouncement will have on its financial statements.

In July 2006, the FASB issued Interpretation No. 48,“Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”)” which clarifies the accounting and disclosure for uncertainty in tax provisions, as defined. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. This interpretation is effective for fiscal years beginning after December 15, 2006. QGS Predecessor does not expect the adoption of FIN 48 to have a material impact on its financial position or results of operations.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin 108 (“SAB 108”). Due to diversity in practice among registrants, SAB 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006, and early application is encouraged. SAB 108 will have no effect on QGS Predecessor’s financial statements.

Quantitative and Qualitative Disclosures About Market Risk

We are dependent on Quicksilver for almost all of our supply of natural gas volumes, and are consequently subject to the risk of nonpayment or late payment by Quicksilver of processing and transportation fees. Quicksilver’s credit ratings are below investment grade, and we expect its credit ratings to remain below investment grade for the foreseeable future. Accordingly, this risk is higher than it would be with a more creditworthy contract counterparty or with a more diversified group of customers, and unless and until we significantly increase our customer base, we expect to continue to be subject to significant and non-diversified risk of nonpayment or late payment of our fees.

Interest Rate Risk

Interest rates have recently begun to increase after reaching 50-year record lows. If interest rates continue to rise, our financing costs would increase accordingly. Although this could limit our ability to raise funds in the capital markets, we expect in this regard to remain competitive with respect to acquisitions and capital projects, as our competitors would face similar circumstances.

We are exposed to variable interest rate risk as a result of borrowings under our revolving credit facility.

BUSINESS

Our Partnership

We are a growth-oriented Delaware limited partnership engaged in the business of gathering and processing natural gas produced from the Barnett Shale geologic formation of the Fort Worth Basin located in north Texas. We began operations in 2004 to provide these services primarily to Quicksilver, the owner of our general partner, as well as other natural gas producers in this area. During the fourth quarter of 2006, approximately 96% of our total natural gas gathering and processing volumes were comprised of natural gas owned or controlled by Quicksilver. We provide gathering and processing services to Quicksilver and other producers under fixed fee contracts. We do not take title to the natural gas and associated natural gas liquids, or NGLs, that we gather and process and are therefore able to avoid direct commodity price exposure.

Quicksilver is a Fort Worth, Texas-based independent oil and natural gas company with a considerable presence in the Fort Worth Basin. Over the last several years, improved drilling and production techniques have resulted in substantially increased natural gas production from the Barnett Shale formation within this basin, making it one of the fastest growing and most active natural gas producing areas in the United States. According to data obtained from W.D. Von Gonten & Company, a reservoir engineering consulting firm, natural gas production from the Fort Worth Basin has increased approximately 260% from an average of approximately 569 million cubic feet per day, or MMcf/d, in 2001 to an average of 2,042 MMcf/d during the twelve months ended October 31, 2006, while total U.S. natural gas production has decreased by approximately 5% from 2001 through the twelve month period ended November 30, 2006. According to Baker Hughes Incorporated, activity levels have also increased as the number of drilling rigs operating in the two Texas Railroad Commission districts comprising the majority of the counties in the Fort Worth Basin has increased 320% from 43 as of December 31, 2001 to 180 as of December 31, 2006. This represents approximately 11% of the total U.S. onshore natural gas drilling rig count.

Quicksilver has dedicated to us for gathering and processing purposes all of its existing and future natural gas production for a period of 10 years from the eight Fort Worth Basin counties in which it currently owns acreage, which we refer to as the Quicksilver Counties. We believe that our relationship with Quicksilver is advantageous to us because of the following:

•	Large, long-lived reserve base. Based on a report prepared by Schlumberger Data and Consulting Services, independent petroleum engineers, Quicksilver had approximately 704 billion cubic feet equivalent, or Bcfe, of proved reserves in the Quicksilver Counties as of December 31, 2006, with average production of approximately 34.7 million cubic feet per day equivalent, or MMcfe/d, in 2006;

•	Substantial Fort Worth Basin acreage position. As of December 31, 2006, Quicksilver owned approximately 270,000 net acres with approximately 2,000 drilling locations, which represent approximately twenty times the number of producing wells that Quicksilver operated in the Fort Worth Basin at that date;

•	Proven track record. Since entering the Fort Worth Basin in 2004, Quicksilver has increased its production from an average of 0.5 MMcfe/d in 2004 to an average of 34.7 MMcfe/d in 2006. Through December 31, 2006, Quicksilver has drilled 161 net wells in the Quicksilver Counties with a 98% success rate; and

•	Highly active drilling program in the Fort Worth Basin. Quicksilver plans to drill 160 to 180 net wells in 2007 and 200 to 220 net wells in 2008. Each year’s annual drilling activity would represent a significant increase over the 110 net wells drilled in 2006 and would surpass the 161 total net wells Quicksilver has drilled in the basin through December 31, 2006.

Business Strategies

Our primary business objective is to increase our cash distribution per unit. We intend to achieve this objective by executing the following business strategies:

•	Organically growing our capacity to meet Quicksilver’s gathering and processing needs. We expect that the primary growth in our gathering and processing volumes will come from Quicksilver’s increased volume of product transported, or throughput, to our system. Quicksilver has experienced a 98% success rate on wells drilled in the Quicksilver Counties, and the number of wells it plans to drill in 2007 would surpass the aggregate number of wells it has drilled since beginning operations in the Fort Worth Basin in 2004.

•	Attracting third party volumes to our facilities. We believe, based on data provided by W.D. Von Gonten & Company and the EIA, that the Fort Worth Basin is one of the fastest growing natural gas fields in the United States. Our agreements with Quicksilver do not restrict our ability to provide services to other natural gas producers. We intend to attract increased third party volumes to our gathering and processing systems by actively marketing our midstream services and providing superior customer service to these natural gas producers.

•	Minimizing commodity price exposure and maintaining a disciplined financial policy. All of our service agreements are on a fixed fee basis without direct commodity price exposure, and we intend to structure all of our future contracts similarly. We also intend to continue to pursue a disciplined financial policy by maintaining a prudent cash distribution policy and capital structure.

•	Improving operating efficiency and enhancing asset utilization while prudently managing our growth. As we expand our operations, we intend to improve operational efficiencies and enhance overall asset utilization. We intend to complete an upgrade of the existing 75 MMcf/d processing unit at our Cowtown Plant in the third quarter of 2007, as well as construct an additional processing unit and several new pipeline additions over the next 18 months. We expect these projects will significantly increase our processing and gathering operating capacity and efficiency.

•	Pursuing midstream acquisitions. We plan to pursue strategic midstream acquisition opportunities that will complement and expand our existing business, both from Quicksilver and from third parties. We will seek acquisition opportunities in our existing area of operation with the opportunity for operational efficiencies and the potential for higher capacity utilization and expansion of those assets. We will also consider acquisitions in areas of the midstream business where we currently have no operations as well as new geographic areas of operation. Because we have significant organic growth opportunities related to the Quicksilver assets, certain factors will be considered in deciding whether to acquire assets including, but not limited to, the economic characteristics of the acquisition, such as return on capital and cash flow stability, the region in which the assets are located and the availability and sources of capital to finance any potential acquisition.

Competitive Strengths

We believe we are well positioned to execute our primary business objective and business strategies successfully due to the following competitive strengths:

•	Quicksilver is one of the most active operators and fastest growing producers in the Fort Worth Basin according to IHS, Inc. Quicksilver’s average annual natural gas production from the Fort Worth Basin has grown from 0.5 MMcfe/d in 2004 to 34.7 MMcfe/d in 2006, significantly in excess of the 65% that total natural gas production from the basin has grown from 2004 through the twelve month period ended October 31, 2006 according to W.D. Von Gonten & Company and IHS, Inc. Quicksilver is actively exploiting its acreage in the Quicksilver Counties to continue its growth and has announced its intention to increase the number of rigs it will operate in the Quicksilver Counties from 12 at December 31, 2006 to 16 by the end of 2007. We expect this increased drilling activity to result in significantly increased throughput at our facilities.

•	Our relationship with Quicksilver reduces the uncertainty of financial returns associated with our capacity additions. Our relationship with Quicksilver improves our ability to forecast future throughput volumes and the need for capacity additions. Consequently, we believe there is less risk associated with our capital expenditures, since we can coordinate our capacity additions with Quicksilver’s production growth and associated gathering and processing needs.

•	Our assets are strategically located in the Fort Worth Basin to attract third party volumes. The Fort Worth Basin is one of the largest, fastest growing natural gas producing areas in the United States according to data provided by W.D. Von Gonten & Company and the EIA. We believe that our established position in this area, together with its anticipated growth in production, gives us an opportunity to expand our gathering system footprint, increase our volumes and ultimately increase cash flows from third parties.

•	We provide an integrated package of midstream services. We provide a broad range of bundled midstream services to natural gas producers, including gathering, compressing, treating and processing natural gas and transporting and marketing NGLs.

•	We have the financial flexibility to pursue growth opportunities. We expect to enter into a $150 million revolving credit facility, which will be available for capital expenditures, acquisitions and other general partnership purposes. We believe that the capacity under this credit facility, combined with internally generated funds and our ability to access the capital markets, will enable us to complete our near-term growth projects and will provide us with a flexible financial structure that will facilitate our strategic expansion and acquisition strategies.

•	We have an experienced, knowledgeable management team with a proven record of performance. Our management team has a proven record of enhancing value through the development and operation of midstream assets in the natural gas industry. We believe that this team provides us with a strong foundation for accessing strategic acquisition opportunities and developing new natural gas gathering and processing assets.

•	Quicksilver will retain a significant equity ownership in us. Upon completion of this offering, Quicksilver will own 4,638,205 common and 8,740,275 subordinated units, which together will represent a 75.0% limited partner interest in us. Quicksilver will also own all of the equity interests in our general partner. Given its relationship with us, we believe Quicksilver will have a vested interest in our growth and overall success.

While we have set forth our strategies and competitive strengths above, our business involves numerous risks and uncertainties that may prevent us from executing our strategies. These risks include our dependence on a single natural gas producer and a single geographic region for a significant portion of our natural gas supply, as well as our dependence on a single set of assets, the Cowtown Plant and the Cowtown Pipeline, for all of our revenues. For a more complete description of the risks associated with an investment with us, please see “Risk Factors.”

Our Relationship with Quicksilver

One of our principal strengths is our relationship with Quicksilver, one of the leading producers of natural gas in the southern portion of the Fort Worth Basin according to IHS, Inc. Quicksilver has indicated that it intends to use us as a growth vehicle to pursue the acquisition, construction and expansion of midstream natural gas, NGL and other complementary businesses and assets in the Quicksilver Counties. Upon completion of this offering, we will own all of Quicksilver’s existing midstream assets in those counties. As Quicksilver continues to develop its reserves in the Quicksilver Counties, we will have the right to gather and process Quicksilver’s production from those activities and to construct additional midstream assets. Our relationship with Quicksilver will provide us with access to a significant pool of management talent, specifically as it relates to production plans in the Fort Worth Basin. We will also have the benefit of Quicksilver’s broad operational, commercial, technical, risk management and administrative infrastructure.

Industry Overview

General.  We are engaged in the business of gathering and processing of natural gas, which forms a critical part of the natural gas value chain. As most natural gas produced at the wellhead contains natural gas liquids such as ethane, propane, normal butane, isobutane and natural gasoline, this “rich,” unprocessed natural gas is generally not acceptable for transportation in the nation’s interstate transmission pipeline system or for commercial use. As illustrated in the chart below, gas gathering and processing assets such as those operated by us create value by collecting raw natural gas from the wells operated by producers such as Quicksilver, and separating dry gas (primarily methane) from NGLs, and then routing separated dry gas and NGL streams to the pipeline interconnects for further delivery to end markets or to the next intermediate stage of the value chain.

Service Types.  The services provided by us and other natural gas midstream players are generally classified into the following categories:

Gathering.  At the initial stages of the midstream value chain, a network of typically small diameter pipelines known as gathering systems directly connect to wellheads in the production area. These gathering systems transport raw natural gas to a central location for processing, if necessary, and treating. A large gathering system may involve thousands of miles of gathering lines connected to thousands of wells. Gathering systems are often designed to be highly flexible to allow gathering of natural gas at different pressures, and most importantly scalable, to allow for additional production without significant incremental capital expenditures. To allow natural gas to flow through pressurized connecting gathering systems, gas is compressed to a desired pressure.

Treating and Dehydration.  After gathering, the second process in the midstream value chain is treating and dehydration. Natural gas contains various contaminants, such as water vapor, carbon dioxide and hydrogen sulfide, that can cause significant damage to intrastate and interstate pipelines and therefore render the gas unacceptable for transmission or purchases by end-users. To meet downstream pipeline and end-user natural gas quality standards, the natural gas is dehydrated to remove the saturated water and is chemically treated to separate the carbon dioxide and hydrogen sulfide from the gas stream. Treating and dehydration is customarily considered the first step in processing.

Processing.  Once the contaminants are removed, the next step involves the separation of pipeline quality residue gas from NGLs, or processing. Most decontaminated rich natural gas is not suitable for long-haul pipeline transportation or commercial use and must be processed to remove the heavier hydrocarbon components. There are four basic types of natural gas processing methods, including cryogenic expansion, lean oil absorption, straight refrigeration and dry bed absorption. Cryogenic expansion represents the latest generation of processing, incorporating extremely low temperatures and high pressures to provide the best processing and most economical extraction.

Fractionation.  Fractionation, currently a service not provided by us, is the separation of the heterogeneous mixture of extracted NGLs into individual components for end-use sale. It is accomplished by controlling the temperature and pressure of the stream of mixed liquids in order to take advantage of the difference in boiling points of separate products.

Typical Contractual Arrangements.  The midstream services listed above are usually provided on an integrated basis under a contractual arrangement between the producer or owner of the raw natural gas stream and the processor. There are multiple forms of gathering and processing contracts, which vary in the amount of commodity price risk they carry. Three typical processing contract types are described below:

—	Fee-Based. The gatherer processor receives a fee per unit of natural gas gathered at the wellhead and an additional fee per unit of natural gas processed at its processing facility. Under this arrangement, a midstream service provider bears no commodity price risk exposure. We provide our services to Quicksilver and third party producers exclusively under fee-based agreements and thus eliminate direct commodity price exposure in our operations.

—	Percent-of-Proceeds, or Percent-of-Value or Percent-of-Liquids. The processor remits to the producers a percentage of the proceeds from the sales of residue gas and NGLs or a percentage of residue gas and NGLs at the tailgate. These types of arrangements expose the processor to commodity price risk as the revenues from the contracts directly correlate with the fluctuating price of natural gas and NGLs.

—	Keep-Whole. The processor keeps 100% of the NGLs produced and the processed natural gas, or value of the gas, is returned to the producer. Since some of the gas is used during processing, the processor compensates the producer for the amount of gas used in processing by supplying additional gas or by paying an agreed value for the gas utilized. These arrangements have the highest commodity price exposure for the processor because the costs are dependent on the price of natural gas and the revenues are based on the price of NGLs.

U.S. Natural Gas Fundamentals.  In 2005, according to the Energy Information Administration, or the EIA, natural gas represented approximately 26% of all end-user energy requirements and, thus is a critical component of energy supply in the United States. According to the EIA, total annual domestic consumption of natural gas is expected to increase from approximately 22.4 trillion cubic feet, or Tcf, in 2005 to approximately 23.35 Tcf in 2010. During the last three years, the United States has on average consumed approximately 22.3 Tcf per year, with average annual domestic production of approximately 19.5 Tcf during the same period. Driven by growth in natural gas demand and high natural gas prices, domestic natural gas production is projected to increase from 18.1 Tcf per year to 20.4 Tcf per year between 2005 and 2015. The graph below represents projected U.S. natural gas production versus U.S. natural gas consumption (in Tcf) through the year 2028.

Source: Energy Information Administration

Overview of the Fort Worth Basin.  The Fort Worth Basin, which includes the Barnett Shale formation, is a mature crude oil and natural gas producing basin located in north central Texas. Drilling in the Fort Worth Basin first began in 1912 with the discovery of crude oil. A new fracture technique introduced in 1997, combined with other advances in drilling and completion techniques contributed to a significant increase in production in the basin over the past 5 years. Data provided by W.D. Von Gonten & Company indicates that natural gas production in the Fort Worth Basin grew approximately 260% from an average of 569 MMcf/d in 2001 to an average of 2,042 MMcf/d during the twelve months ended October 31, 2006. Consequently, the Fort Worth Basin contribution into the total onshore U.S. natural gas production increased rapidly from 1.3% in 2001 to approximately 3.5% by the end of 2005 and continued growing, according to the EIA. Monthly average rig count in the two Texas Railroad Commission districts comprising the majority of the counties in the Fort Worth Basin grew from 43 in December 2001 to 136 in December 2005, and 180 in December 2006 according to Baker Hughes.

The graph below depicts historical drilling rig count and production levels in the Fort Worth Basin between January 2001 and October 2006. Natural gas production grew rapidly in the Quicksilver Counties during this period from a negligible amount in 2001 to an average of 960 MMcf/d in the twelve months ended October 31, 2006, while production in the rest of the Fort Worth Basin increased approximately 100% from 548 MMcf/d to 1,081 MMcf/d in the same period.

Fort Worth Basin Average Monthly Rig Count and Production

Source: Baker Hughes Incorporated, W.D. Von Gonten & Company

The graph below depicts historical permitting activity and well completions in the Fort Worth Basin between 2001 and 2006. The total number of drilling permits in the Fort Worth Basin increased 22.1% annually from 2001 to 2006, while more than 11,000 wells have been completed in the basin over that period.

Fort Worth Basin Drilling Permits and Well Completions History

Source: W.D. Von Gonten & Company

Currently, Fort Worth Basin producers such as Quicksilver are attempting to delineate extensions of the productive Barnett Shale, which traditionally has been defined on the south by the city of Fort Worth and are expanding drilling outside of the traditional Barnett Shale areas (Tarrant, Denton, Wise and Parker Counties), particularly to the south (Somervell, Bosque and Hill Counties) and west (Erath, Palo Pinto, and Hood Counties).

The table below lists the largest producers in the Fort Worth Basin as of September 30, 2006. Devon Energy Production, XTO Energy, EOG Resources, and Chesapeake are the largest producers in the Fort Worth Basin with 34%, 14%, 10%, and 9% of the current production, respectively. Quicksilver ranked seventh in basin production with 2% of total production.

		Allocation in Fort
	Daily Rate (MMcf/d)	Worth Basin	Production Ranking

Devon Energy Production	811	33.8%	1
XTO Energy	346	14.4%	2
EOG Resources	240	10.0%	3
Chesapeake	203	8.5%	4
Encana	162	6.8%	5
Burlington	96	4.0%	6
Quicksilver	47	2.0%	7
Range Resources	43	1.8%	8
Denbury	40	1.7%	9
J-W Operating	40	1.6%	10

Source: IHS Inc.

Our Assets and Operations

As of December 31, 2006, our primary assets were comprised of a pipeline system located in the southern portion of the Fort Worth Basin, which we refer to as the Cowtown Pipeline, and a natural gas processing plant located in Hood County, Texas, which we refer to as the Cowtown Plant. The Cowtown Pipeline consists of approximately 120 miles of natural gas gathering pipelines, ranging from 2 inches to 20 inches in diameter. This pipeline gathers and delivers natural gas produced by our customers to the Cowtown Plant. The Cowtown Plant consists of a newly-constructed state-of-the-art 125 MMcf/d natural gas processing unit, which we expect to be operational in the first quarter of 2007, and an existing 75 MMcf/d natural gas processing unit which became operational in 2006. The newly-constructed processing unit has five compressors with an aggregate of approximately 18,750 horsepower and the existing processing unit has four compressors with an aggregate of approximately 11,250 horsepower. This processing unit was purchased from a third party operator, relocated, refurbished and placed in service in 2006. We anticipate commencing a $1.5 million upgrade project on this processing unit once our new 125 MMcf/d unit is operational. We expect to complete this upgrade in the third quarter of 2007.

At the Cowtown Plant, we process natural gas to extract the NGLs from the natural gas stream and deliver the residue gas to third party intrastate pipelines. We transport the extracted NGLs via our 22-mile pipeline segment from the Cowtown Plant to an interconnecting third party pipeline where we sell the NGLs on behalf of our customers. We are also currently constructing a second interconnect to another third party pipeline. The Cowtown Plant had a total average throughput of 38 MMcf/d and 50 MMcf/d of natural gas in 2006 and for the fourth quarter of 2006, respectively, and an average NGL production of approximately 4,025 barrels per day, or Bbls/d, for the fourth quarter of 2006. The residue gas is currently being delivered into the Enterprise pipeline. The NGL products are currently being delivered to Chevron via our NGL pipeline.

To support the near-term production growth that we anticipate from wells to be drilled by Quicksilver and other third party producers in the Quicksilver Counties, we are pursuing the following additions to our operating asset base:

•	A third processing unit that we expect to become operational by the fourth quarter of 2008. We expect this new unit to provide 125 MMcf/d of additional capacity and bring the plant’s total processing capacity to 325 MMcf/d;

•	Additions to our Cowtown Pipeline to gather and transport natural gas to our Cowtown Plant from the wells that Quicksilver drills and completes in the Quicksilver Counties;

•	A second interconnect at the terminus of our 22-mile NGL pipeline to another third party pipeline, which we expect to be completed by the end of the first quarter of 2007; and

•	New pipelines to gather and transport natural gas from new wells drilled in the Lake Arlington area of Tarrant County, which we refer to as the Lake Arlington Dry System, and in the Hill County area, which we refer to as the Hill County Dry System. Since we expect that the natural gas produced in these service areas will not require processing, we intend to deliver the natural gas directly to interconnections with nearby intrastate and interstate pipelines.

We have budgeted approximately $85 million to cover all of our capital expenditures through 2008. We intend to finance the projects mentioned above with borrowings under our revolving credit facility and with cash flows from our current operations.

Natural Gas Supply.  As of December 31, 2006, 104 wells were connected to our system. There are seven producers utilizing the system. The primary producers connected to the system are Quicksilver, Encana, Devon and Conoco.

Based on Quicksilver’s experience, a typical well in the Barnett Shale formation in the Quicksilver Counties experiences an average decline of 65.5% from its initial production rate during the first 24 months of operation. All of the natural gas that is currently gathered on our Cowtown Pipeline is processed to recover the NGL content, which generally ranges from 4 to 5 gallons per thousand cubic feet of gas processed.

Quicksilver has dedicated to us all of its existing and future natural gas production from the Quicksilver Counties for a period of 10 years, subject to earlier termination under specified circumstances. As of December 31, 2006, Quicksilver owned approximately 270,000 net acres with approximately 2,000 drilling locations.

Markets.  The primary purchaser of the NGLs on the system is currently Targa. Interconnects for the residue gas currently exist with Enterprise at the tailgate of the Cowtown Plant, and Chevron at the terminus of the NGL pipeline. Additionally, we are currently connecting our NGL pipeline to the Louis Dreyfus pipeline four miles east of the Cowtown Plant. These interconnects present enhanced opportunity to create additional value for our producer customers by offering better residue natural gas pricing and the ability to sell more NGL product. The condensate from the system is separated, tanked and then sold to third parties and allocated back to the producers.

Competition

Inasmuch as over 95% of our total natural gas gathering and processing volumes are comprised of gas owned or controlled by Quicksilver and since Quicksilver has dedicated to us all of its natural gas production from the Quicksilver Counties, we do not currently face significant competition. However, if we expand our business in the future and are successful in attracting third party volumes, we anticipate that our primary competitors in the Fort Worth Basin, based on current market conditions, will be Crosstex Energy LP, Momentum Energy Group and Energy Transfer Partners, L.P. and that our gathering and processing systems will compete with other systems located in the Fort Worth Basin based on processing and fuel efficiencies, operational costs, commercial terms offered to producers and capital expenditures required for new producer connections, along with the location and available capacity of gathering systems and processing plants.

Competition within the southern portion of the Fort Worth Basin may increase as new ventures are formed or as existing competitors expand their operations.

Safety and Maintenance Regulation

We are subject to regulation by the United States Department of Transportation, referred to as the DOT, under the Accountable Pipeline and Safety Partnership Act of 1996, also known as the Hazardous Liquid Pipeline Safety Act, and comparable state statutes, which relate to the design, installation, testing, construction, operation, replacement and management of pipeline facilities. Any entity that owns or operates pipeline facilities must comply with such regulations, permit access to and copying of records, and file certain reports and provide information as required by the United States Secretary of Transportation. The DOT may assess fines and penalties for violations of these and other requirements imposed by its regulations. We believe that we are in material compliance with all regulations imposed by the DOT pursuant to the Hazardous Liquid Pipeline Safety Act.

We are also subject to the Natural Gas Pipeline Safety Act of 1968, referred to as NGPSA, and the Pipeline Safety Improvement Act of 2002, which was recently reauthorized and amended by the Pipeline Inspection, Protection, Enforcement, and Safety Act of 2006. The NGPSA regulates safety requirements in the design, construction, operation and maintenance of gas pipeline facilities while the Pipeline Safety Improvement Act of 2002 establishes mandatory inspections for all United States oil and natural gas transportation pipelines, and some gathering lines in high consequence areas. DOT regulations implementing the Pipeline Safety Improvement Act of 2002 require pipeline operators to conduct integrity management programs, which involve frequent inspections and other measures to ensure pipeline safety in “high consequence areas,” such as high population areas, areas that are sources of drinking water, ecological resource areas that are unusually sensitive to environmental damage from a pipeline release, and commercially navigable waterways. Pursuant to the recent Pipeline Inspection, Protection, Enforcement, and Safety Act of 2006, the DOT is required to issue new regulations by December 31, 2007 setting forth specific integrity management program requirements applicable to low stress pipelines, those pipelines operated at 20 percent or less of the specified minimum yield strength of the line pipe. We currently estimate that we will incur costs of approximately $600,000 between 2007 and 2010 to conduct integrity management program testing along certain segments of our natural gas and NGL pipelines, as required by existing DOT regulations. This estimate does not include the costs, if any, for repair, remediation, preventative or mitigating actions that may be determined to be necessary as a result of the testing program.

States are largely preempted by federal law from regulating pipeline safety but may assume responsibility for enforcement of federal intrastate pipeline regulations and inspection of intrastate pipelines. In practice, states vary considerably in their authority and capacity to address pipeline safety. We do not anticipate any significant problems in complying with state laws and regulations applicable to our operations. Our natural gas and NGL pipelines have continuous inspection and compliance programs designed to maintain compliance with federal and state pipeline safety and pollution control requirements.

In addition, we are subject to a number of federal and state laws and regulations, including the federal Occupational Safety and Health Act, referred to as OSHA, and comparable state statutes, whose purpose is to protect the health and safety of workers, both generally and within the pipeline industry. The OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act, and comparable state statutes require that information be maintained concerning hazardous materials used or produced in our operations and that this information be provided to employees, state and local government authorities, and citizens. We are also subject to OSHA Process Safety Management regulations, which are designed to prevent or minimize the consequences of catastrophic releases of toxic, reactive, flammable or explosive chemicals. These regulations apply to any process which involves a chemical at or above specified thresholds, or any process which involves 10,000 pounds or more of a flammable liquid or gas in one location. Flammable liquids stored in atmospheric tanks below their normal boiling point without the benefit of chilling or refrigeration are exempt. We have an internal program of inspection designed to monitor and enforce compliance with worker safety requirements.

We believe that we are in material compliance with all applicable laws and regulations relating to worker health and safety.

Regulation of Operations

Regulation of pipeline gathering and transportation services, natural gas sales and transportation of NGLs may affect certain aspects of our business and the market for our products and services.

Gathering Pipeline Regulation.  Section 1(b) of the Natural Gas Act exempts natural gas gathering facilities from the jurisdiction of FERC under the Natural Gas Act. We believe that the natural gas pipelines in our gathering systems meet the traditional tests FERC has used to establish a pipeline’s status as a gatherer not subject to FERC jurisdiction. However, the distinction between FERC-regulated transmission services and federally unregulated gathering services is the subject of substantial, on-going litigation, so the classification and regulation of our gathering facilities are subject to change based on future determinations by FERC and the courts. State regulation of gathering facilities generally includes various safety, environmental and, in some circumstances, nondiscriminatory take requirements, complaint-based rate regulation or general utility regulation.

Our subsidiary, Cowtown Pipeline Partners L.P., is subject to rate regulation under the Texas Utilities Code, as implemented by the TRRC, and has a tariff on file with the TRRC. Generally, the TRRC is vested with the authority to ensure that rates, operations and services of gas utilities, including intrastate pipelines and gatherers who have exercised eminent domain authority under the Texas Utilities Code, are just and reasonable, and not discriminatory. The rates we charge for intrastate services are deemed just and reasonable under Texas law unless challenged in a complaint. We cannot predict whether such a complaint will be filed against us or whether the TRRC will change its regulation of these rates. Failure to comply with the Texas Utilities Code can result in the imposition of administrative, civil and criminal remedies. To date, there has been no adverse effect to our system due to this regulation.

The TRRC’s current code of conduct applies the common purchaser act to gathering activities. The common purchaser statutes generally require gatherers to purchase or take without undue discrimination as to source of supply or producer. These statutes are designed to prohibit discrimination in favor of one producer over another producer or one source of supply over another source of supply. The regulations under these statutes can have the effect of imposing some restrictions on our ability as an owner of gathering facilities to decide with whom we contract to gather natural gas. Texas has adopted a complaint-based regulation of natural gas gathering activities, which allows natural gas producers and shippers to file complaints with state regulators in an effort to resolve grievances relating to natural gas gathering access and rate discrimination.

Natural gas gathering may receive greater regulatory scrutiny at both the state and federal levels now that FERC has taken a more light-handed approach to regulation of the gathering activities of interstate pipeline transmission companies and a number of such companies have transferred gathering facilities to unregulated affiliates. Many of the producing states have adopted some form of complaint-based regulation that generally allows natural gas producers and shippers to file complaints with state regulators in an effort to resolve grievances relating to natural gas gathering access and rate discrimination. Our gathering operations could be adversely affected should they be subject in the future to more stringent application of state or federal regulation of rates and services. Our gathering operations also may be or become subject to additional safety and operational regulations relating to the design, installation, testing, construction, operation, replacement and management of gathering facilities. Additional rules and legislation pertaining to these matters are considered or adopted from time to time. We cannot predict what effect, if any, such changes might have on our operations, but the industry could be required to incur additional capital expenditures and increased costs depending on future legislative and regulatory changes.

On October 30, 2006, the Texas Natural Gas Pipeline Competition Study Advisory Committee submitted a Natural Gas Pipeline Competition Study, or the Study, to the Governor of Texas and the Texas Legislature. The Study recommends, among other things, that the legislature give the TRRC the ability to use either a cost-of-service method or a market-based method for setting rates for natural gas gathering and/or transmission in formal rate proceedings. The Study also recommends that the legislature give the TRRC specific authority to enforce its statutory duty to prevent discrimination in natural gas gathering and transportation, to enforce the requirement that parties participate in an informal complaint process, and to punish purchaser, transporters, and gatherers for retaliating against shippers and sellers. We have no way of knowing what portions of the Study, if any, will be adopted by the legislature and implemented by the TRRC. We cannot predict what effect, if any, the proposed changes, if implemented, might have on our operations.

Interstate NGL Pipeline Regulation.  We do not own any NGL pipelines subject to FERC’s regulation. We do own and operate an intrastate common carrier NGL pipeline subject to the regulation of the TRRC. The TRRC requires that intrastate NGL pipelines file tariff publications that contain all the rules and regulations governing the rates and charges for service performed. The applicable Texas statutes require that NGL pipeline rates provide no more than a fair return on the aggregate value of the pipeline property used to render services. State commissions have generally not been aggressive in regulating common carrier pipelines and have generally not investigated the rates or practices of NGL pipelines in the absence of shipper complaints. Complaints to state agencies have been infrequent and are usually resolved informally. Although we cannot assure you that our intrastate rates would ultimately be upheld if challenged, we believe that, given this history, the tariffs now in effect are not likely to be challenged or, if challenged, are not likely to be ordered to be reduced.

Environmental Matters

General.  Our natural gas gathering and processing, and NGL transportation activities are subject to stringent and complex federal, state, and local laws and regulations governing environmental protection as well as the discharge of materials into the environment. These laws and regulations can restrict or impact our business activities in many ways, such as, restricting the way we can handle or dispose of our wastes; requiring remedial action to mitigate pollution conditions that may be caused by our operations or that are attributable to former operators; and enjoining some or all of the operations of facilities deemed in non-compliance with permits issued pursuant to such environmental laws and regulations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial requirements, and the issuance of orders enjoining future operations. Certain environmental statutes impose strict, joint and several liability for costs required to clean up and restore sites where substances or wastes have been disposed or otherwise released into the environment. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of substances or wastes into the environment.

We believe that our operations are in substantial compliance with applicable environmental laws and regulations and that compliance with existing federal, state and local environmental laws and regulations will not have a material adverse effect on our business, financial position or results of operations. Nevertheless, the trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment. As a result, there can be no assurance as to the amount or timing of future expenditures for environmental compliance or remediation, and actual future expenditures may be different from the amounts we currently anticipate. Moreover, we cannot assure you that future events, such as changes in existing laws, the promulgation of new laws, or the development or discovery of new facts or conditions will not cause us to incur significant costs.

Hazardous Waste.  Our operations generate wastes, including some hazardous wastes, that are subject to the federal Resource Conservation and Recovery Act, or RCRA, and comparable state laws, which impose detailed requirements for the handling, storage, treatment and disposal of hazardous and solid waste. RCRA currently exempts many natural gas gathering and field processing wastes from classification as hazardous waste. Specifically, RCRA excludes from the definition of hazardous waste produced waters and other wastes associated with the exploration, development, or production of crude oil and natural gas. However, these oil and gas exploration and production wastes may still be regulated under state law or the less stringent solid waste requirements of RCRA. Moreover, ordinary industrial wastes such as paint wastes, waste solvents, laboratory wastes, and waste compressor oils may be regulated as hazardous waste. The transportation of natural gas and NGL in pipelines may also generate some hazardous wastes that are subject to RCRA or comparable state law requirements.

Site Remediation.  The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, also known as the Superfund law, and comparable state laws impose liability without regard to fault or the legality of the original conduct, on certain classes of persons responsible for the release of hazardous substances into the environment. Such classes of persons include the current and past owners or operators of sites where a hazardous substance was released, and companies that disposed or arranged for disposal of hazardous substances at offsite locations, such as landfills. Although petroleum as well as natural gas is excluded from CERCLA’s definition of “hazardous substance,” in the course of our ordinary operations, we generate wastes that may fall within the definition of a “hazardous substance.” CERCLA authorizes the U.S. Environmental Protection Agency, or EPA, and in some cases, third parties to take actions in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. Under CERCLA, we could be subject to joint and several, strict liability for the costs of cleaning up and restoring sites where hazardous substances have been released into the environment, for damages to natural resources, and for the costs of certain health studies.

We currently own or lease, and may have in the past owned or leased, properties that for many years have been used for the measurement, gathering, field compression and processing of natural gas. Although we typically used operating and disposal practices that were standard in the industry at the time, petroleum hydrocarbons or wastes may have been disposed of or released on or under the properties owned or leased by us or on or under other locations where such substances have been taken for disposal. In addition, some of the properties may have been operated by third parties or by previous owners whose treatment and disposal or release of petroleum hydrocarbons or wastes was not under our control. These properties and the substances disposed or released on them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, we could be required to remove previously disposed wastes, including waste disposed of by prior owners or operators; remediate contaminated property, including groundwater contamination, whether from prior owners or operators or other historic activities or spills; or perform remedial closure operations to prevent future contamination.

Air Emissions.  The Clean Air Act, and comparable state laws, regulate emissions of air pollutants from various industrial sources, including processing plants and compressor stations, and also impose various monitoring and reporting requirements. Such laws and regulations may require pre-approval for the construction or modification of certain projects or facilities expected to produce air emissions or result in an increase of existing air emissions; application for, and strict compliance with, air permits containing various emissions and operational limitations; or the utilization of specific emission control technologies to limit emissions. Failure to comply with these requirements could result in monetary penalties, injunctions, conditions or restrictions on operations, and potentially criminal enforcement actions. We may incur capital expenditures in the future for air pollution control equipment in connection with obtaining or maintaining operating permits and approvals for air emissions. However, we do not believe that such requirements will have a material adverse affect on our operations.

Water Discharges.  The Federal Water Pollution Control Act, or the Clean Water Act, and analogous state laws impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances, into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by EPA or an analogous state agency. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws and regulations.

Other Laws and Regulations.  Recent studies have suggested that emissions of certain gases may be contributing to warming of the Earth’s atmosphere. In response to these studies, many foreign nations have agreed to limit emissions of “greenhouse gases,” pursuant to the United Nations Framework Convention on Climate Change, also known as the “Kyoto Protocol.” Methane, a primary component of natural gas, and carbon dioxide, a byproduct of the burning of oil and natural gas, and refined petroleum products, are “greenhouse gases” regulated by the Kyoto Protocol. Although the United States is not participating in the Kyoto Protocol, the current session of Congress is considering climate control legislation, with multiple bills having already been introduced in the Senate that propose to restrict greenhouse gas emissions. Several states have already adopted legislation, regulations and/or regulatory initiatives to reduce emissions of greenhouse gases. For instance, California adopted the “California Global Warming Solutions Act of 2006,” which requires the California Air Resources Board to achieve a 25% reduction in emissions of greenhouse gases from sources in California by 2020. Additionally, the U.S. Supreme Court has begun reviewing the U.S. Circuit Court of Appeals for the District of Columbia’s ruling in Massachusetts, et al v. EPA, in which the appellate court held that the U.S. Environmental Protection Agency had discretion under the Clean Air Act to refuse to regulate carbon dioxide emissions from mobile sources. Passage of climate control legislation by Congress or a Supreme Court reversal of the appellate decision could result in federal regulation of carbon dioxide emissions and other greenhouse gases. Any federal or state restrictions on emissions of greenhouse gases that may be imposed in areas of the United States in which we conduct operations could adversely affect our business and demand for our services.

Title to Properties and Rights-of-Way

Our real property falls into two categories: (1) parcels that we own in fee and (2) parcels in which our interest derives from easements, rights-of-way, permits or licenses from landowners or governmental authorities permitting the use of such land for our operations. The surface of the land on which the Cowtown Plant is located is owned by us in fee title, and we believe that we have satisfactory title to such land. We have no knowledge of any challenge to the underlying title of any material easement, right-of-way, permit or license held by us or to our title to any material easement, right-of-way, permit or lease, and we believe that we have satisfactory title to all of our material easements, rights-of-way, permits and licenses.

Some of the easements, rights-of-way, permits and licenses to be transferred to us require the consent of the grantor of such rights, which in certain instances is a governmental entity. Our general partner expects to obtain, prior to the closing of this offering, sufficient third-party consents, permits and authorizations for the transfer of the assets necessary to enable us to operate our business in all material respects as described in this prospectus. With respect to any material consents, permits or authorizations that have not been obtained prior to closing of this offering, the closing of this offering will not occur unless reasonable basis exist that permit our general partner to conclude that such consents, permits or authorizations will be obtained within a reasonable period following the closing, or the failure to obtain such consents, permits or authorizations will have no material adverse effect on the operation of our business.

Employees

To carry out our operations, Quicksilver Gas Services GP LLC or its affiliates expect that they will require approximately 32 people who provide direct support for our operations. All of the employees required to conduct and support our operations will be employed by Quicksilver and all of our field operations personnel are the subject of a services and secondment agreement between our general partner and Quicksilver. None of these employees are covered by collective bargaining agreements. Our general partner considers its employee relations to be good.

Legal Proceedings

Our operations are subject to a variety of risks and disputes normally incident to our business. As a result, we are and may, at any given time, be a defendant in various legal proceedings and litigation arising in the ordinary course of business. However, we are not currently a party to any material litigation.

With respect to our properties, Quicksilver maintains insurance policies with insurers in amounts and with coverage and deductibles that we, with the advice of our insurance advisors and brokers, believe are reasonable and prudent. We cannot, however, assure you that this insurance will be adequate to protect us from all material expenses related to potential future claims for personal and property damage or that these levels of insurance will be available in the future at economical prices.

MANAGEMENT

Management of Quicksilver Gas Services LP

Our general partner, Quicksilver Gas Services GP LLC, will manage our operations and activities. Our general partner is not elected by our unitholders and will not be subject to re-election on a regular basis in the future. Unitholders will not be entitled to elect the directors of Quicksilver Gas Services GP LLC or directly or indirectly participate in our management or operation. Our general partner owes a fiduciary duty to our unitholders. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made expressly nonrecourse to it. Our general partner therefore may cause us to incur indebtedness or other obligations that are nonrecourse to it.

The directors of Quicksilver Gas Services GP LLC will oversee our operations. Upon the closing of this offering, we will have seven directors, three of whom will be independent as defined under the independence standards established by NYSE Arca. NYSE Arca does not require a listed limited partnership like us to have a majority of independent directors on the board of directors of our general partner or to establish a compensation committee or a nominating and governance committee.

Our general partner’s board of directors has the ability to establish a conflicts committee under our partnership agreement. The conflicts committee, if formed, will consist of one or more members and will be charged with reviewing specific matters that our general partner’s board of directors believes may involve conflicts of interest. A conflicts committee may determine if the resolution of any conflict of interest submitted to it is fair and reasonable to us. In addition to satisfying certain other requirements, the members of the conflicts committee must meet the independence standards for service on an audit committee of a board of directors, which standards are established by NYSE Arca. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our unitholders, and not a breach by us of any duties we may owe to our unitholders.

In addition, our general partner will have an audit committee of at least three directors who meet the independence and experience standards established by NYSE Arca and the Securities Exchange Act of 1934, as amended. The audit committee will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and corporate policies and controls. The audit committee will have the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof, and pre-approve any non-audit services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee. Quicksilver Gas Services GP LLC will also have a compensation committee, which will, among other things, oversee the compensation plans described below.

All of our executive management personnel are employees of Quicksilver and will devote their time as needed to conduct our business and affairs. We currently estimate that these officers will devote approximately 10% of their professional time to our business during the twelve month period ending June 30, 2008. We expect that this percentage may increase or decease in future periods as our business develops. These officers of Quicksilver Gas Services GP LLC and other Quicksilver employees will operate our business and provide us with general and administrative services pursuant to the services and secondment agreement described below under “Certain Relationships and Related Party Transactions — Contracts with Affiliates — Services and Secondment Agreement.” We will reimburse Quicksilver for allocated expenses of operational personnel who perform services for our benefit, allocated general and administrative expenses and certain direct expenses. Please see “— Reimbursement of Expenses of Our General Partner.”

Directors and Executive Officers

The following table shows information regarding the current director and executive officers of Quicksilver Gas Services GP LLC. Directors are elected for one-year terms.

Name	Age	Position with Quicksilver Gas Services GP LLC

Thomas F. Darden	53	President and Chief Executive Officer
Glenn Darden	51	Chairman of the Board
Paul J. Cook	50	Executive Vice President and Chief Operating Officer
Philip W. Cook	45	Senior Vice President, Chief Financial Officer and Director
D. Wayne Blair	50	Vice President and Chief Accounting Officer
John C. Cirone	57	Senior Vice President and General Counsel

Our directors hold office until the earlier of their death, resignation, retirement, disqualification or removal by the board of directors. Officers serve at the discretion of the board of directors.

Thomas F. Darden was elected President and Chief Executive Officer of Quicksilver Gas Services GP LLC in January 2007. He has served as a director of Quicksilver since December 1997 and as Chairman of the Board of Directors of Quicksilver since March 1999. Mr. Darden served as Quicksilver’s Chief Executive Officer from March 1999 to December 1999 and President from January 1998 to March 1999. He also served as a director of MSR Exploration Ltd. from March 1997 until March 1999 and as MSR’s Chief Executive Officer and Chairman of the Board of Directors from January 1998 until March 1999 when Quicksilver acquired MSR Exploration. He served as MSR’s President from March 1997 to January 1998. Prior to joining Quicksilver in December 1997, Mr. Darden was employed by Mercury Exploration Company for 22 years.

Glenn Darden was elected Chairman of the Board of Directors of Quicksilver Gas Services GP LLC in March 2007. He has served as a director of Quicksilver since December 1997 and as President and Chief Executive Officer of Quicksilver since November 1999. He served as President and Chief Operating Officer of Quicksilver from March 1999 to December 1999. He also served with Mercury Exploration Company from 1981 to 1997, and from 1992 to 1997, he was the Executive Vice President of Mercury. Prior to working for Mercury, Mr. Darden worked as a geologist for Mitchell Energy Company LP (subsequently merged with Devon Energy).

Paul J. Cook was elected Executive Vice President and Chief Operating Officer of Quicksilver Gas Services GP LLC in January 2007. Mr. Cook has been the Executive Vice President — Operations of Quicksilver since January 2006, after serving as Senior Vice President — Operations since July 2000. In 1981, he became a District Production Superintendent for Mercury Production Company and became Vice President of Operations in 1991 and Executive Vice President in 1998 before joining us. From 1979 to 1981, he held the position of operations supervisor with Western Company of North America.

Philip W. Cook was elected Senior Vice President, Chief Financial Officer and Director of Quicksilver Gas Services GP LLC in January 2007. Mr. Cook became Senior Vice President — Chief Financial Officer of Quicksilver in October 2005. From October 2004 until October 2005, Mr. Cook served as the President, Chief Financial Officer and Director of EcoProduct Solutions, a Houston-based chemical company. From August 2001 to September 2004, he served as Vice President and Chief Financial Officer of PPI Technology Services, an oilfield service company. From August 1993 to July 2001, he served in various capacities, including Vice President and Controller, Vice President and Chief Information Officer and Vice President of Audit, of Burlington Resources Inc., an independent oil and gas company engaged in exploration, development, production and marketing.

D. Wayne Blair was elected Vice President and Chief Accounting Officer of Quicksilver Gas Services GP LLC in January 2007. Mr. Blair has been the Vice President, Controller and Chief Accounting Officer of Quicksilver since June 2002. He served as Quicksilver’s Vice President and Controller from September 2000 to June 2002. Prior to joining Quicksilver as Controller in April 2000, he was employed by Mercury

Exploration Company since February 1996, having served as Controller. From July 1988 to June 1994, he served as Controller for a group of private oil and gas businesses. Mr. Blair was the Assistant Controller of Sabine Corporation from July 1980 to June 1988.

John C. Cirone was elected Senior Vice President and General Counsel of Quicksilver Gas Services GP LLC in January 2007. Mr. Cirone was named Senior Vice President, General Counsel and Secretary of Quicksilver in January 2006, after serving as Vice President, General Counsel and Secretary since July 2002. Prior to joining Quicksilver, Mr. Cirone was engaged in the private practice of law from August 2000 to July 2002. From 1978 to August 2000, he served in various positions in the law department of Union Pacific Resources, including Manager of Land and Negotiations, until being promoted to Assistant General Counsel in 2000.

Reimbursement of Expenses of Our General Partner

Our general partner will not receive any management fee or other compensation for its management of our partnership. Our general partner and its affiliates will, however, be reimbursed for all expenses incurred on our behalf. These expenses include the cost of employee, officer and director compensation benefits properly allocable to us and all other expenses necessary or appropriate to the conduct of our business and allocable to us. The partnership agreement provides that our general partner will determine the expenses that are allocable to us. There is no limit on the amount of expenses for which our general partner and its affiliates may be reimbursed.

Executive Compensation

We do not directly employ any of the persons responsible for managing or operating our business. Instead, we are managed by our general partner, Quicksilver Gas Services GP LLC, the executive officers of which are employees of Quicksilver. Prior to the completion of this offering, Quicksilver Gas Services GP LLC will enter into the omnibus agreement with Quicksilver, pursuant to which, among other matters:

•	Quicksilver will make available to Quicksilver Gas Services GP LLC the services of the Quicksilver employees who serve as the executive officers of Quicksilver Gas Services GP LLC; and

•	Quicksilver Gas Services GP LLC will be obligated to reimburse Quicksilver for any allocated portion of the costs that Quicksilver incurs in providing compensation and benefits to such Quicksilver employees.

Please read “Certain Relationships and Related Party Transactions” for a description of the omnibus agreement.

Although we will bear an allocated portion of Quicksilver’s costs of providing compensation and benefits to the Quicksilver employees who serve as the executive officers of our general partner, we will have no control over such costs and will not establish or direct the compensation policies or practices of Quicksilver. We expect that each of these executive officers will continue to perform services for our general partner, as well as Quicksilver and its affiliates, after the completion of this offering.

Compensation Discussion and Analysis

General.  Pursuant to the omnibus agreement between Quicksilver and our general partner, and the applicable provisions of our partnership agreement, we will bear an allocated portion of Quicksilver’s costs of providing compensation and benefits to the Quicksilver employees who serve as the executive officers of our general partner. In general, this allocation is based upon estimates of the relative amounts of time that these employees devote to the business and affairs of our general partner, on the one hand, and to the business and affairs of Quicksilver, on the other hand.

We currently expect that, following the completion of this offering, we will bear substantially less than a majority of Quicksilver’s costs of providing compensation and benefits to the Chief Executive Officer of our general partner (the principal executive officer), the Chief Financial Officer of our general partner (the principal financial officer) and the three persons other than the principal executive officer and the principal financial officer that we expect would constitute the most highly compensated executive officers of our general partner during 2007 (Messrs. Paul J. Cook and John C. Cirone and one other executive officer to be named later, collectively with the principal executive officer and the principal financial officer, the “named executive officers”). We currently expect that, following the completion of this offering, the only other compensation of the executive officers of our general partner that will be borne by us during 2007 will consist of awards under our 2007 Equity Plan.

Awards under our 2007 Equity Plan to the executive officers of our general partner will be approved by the compensation committee of the board of directors of our general partner. All other compensation decisions regarding our named executive officers will be made by the board of directors of Quicksilver and the compensation committee of the board of directors of Quicksilver and will not be subject to approvals by the board of directors of our general partner or the compensation committee, audit committee or conflicts committee of the board of directors of our general partner.

Compensation from Quicksilver.  The following discussion relating to compensation paid by Quicksilver is based on information provided to us by Quicksilver and does not purport to be a complete compensation discussion and analysis of Quicksilver’s executive compensation philosophy and practices. Quicksilver’s philosophy with respect to compensation of executive officers is to improve Quicksilver’s performance by creating a direct relationship between compensation and Quicksilver’s performance and by providing competitive compensation in order to attract, retain and motivate high quality executive officers. To accomplish the objectives of this philosophy, Quicksilver’s compensation committee believes that compensation should take into account both personal performance and Quicksilver’s performance and be structured to advance both the short- and long-term interests of Quicksilver and its stockholders. Quicksilver’s compensation committee also believes that it is appropriate to tie a significant portion of the named executive officers’ compensation to the value of Quicksilver’s stock in order to encourage them to think and act like owners and enhance their commitment to Quicksilver’s success.

To achieve these objectives, Quicksilver’s compensation committee employed the following general compensation strategies in 2006 with respect to compensation of the named executive officers:

•	target between the 50th and 75th percentiles of base salaries for similar positions in markets in which Quicksilver and its subsidiaries compete for talent;

•	use cash bonuses based on the achievement of overall company goals to provide a range of award levels that are competitive with awards offered by other peer group companies; and

•	use equity-based incentive tools to encourage executives to focus on long-term company goals, provide executives a stake in future company performance, and provide incentives for executives to continue employment with Quicksilver.

To assist Quicksilver’s compensation committee generally, and specifically in establishing the types and amounts of compensation to achieve the objectives listed above, Quicksilver’s compensation committee has retained Longnecker & Associates, an independent compensation consulting firm.

Quicksilver’s compensation program currently consists of base salary, annual cash bonuses, long-term incentive equity awards, retirement benefits, certain perquisites and, when appropriate, retention bonuses or discretionary cash bonuses. In addition, Quicksilver provides change-in-control protections for each of the named executive officers.

Each element of Quicksilver’s compensation program is intended to advance Quicksilver’s objectives of attracting, retaining and motivating talented executives, and to enhance Quicksilver’s competitive position in the market for executive-level personnel. Quicksilver’s compensation committee believes that the combined elements of Quicksilver’s compensation program advance both short- and long-term interests of Quicksilver and its stockholders. Annual cash bonuses and long-term equity incentive awards take into account both personal performance and Quicksilver’s performance, and long-term equity incentive awards and equity-based retention bonuses are designed to both advance the long-term interests of Quicksilver and its stockholders and to tie executive compensation to the value of Quicksilver’s stock.

Compensation from Quicksilver Gas Services GP LLC.  In addition to the compensation paid by Quicksilver to the named executive officers of our general partner and allocated to us, we anticipate that the compensation committee of the board of directors of our general partner will make awards to the named executive officers under our 2007 Equity Plan. With respect to named executive officers, the objective of the 2007 Equity Plan is to supplement the compensation that these individuals receive from Quicksilver and to provide them incentives to advance our interests and the interests of holders of our units. The compensation committee of the board of directors of our general partner believes that it is appropriate to tie a portion of the named executive officer’s compensation to the value of the common units in order to encourage them to think and act like owners of the partnership and enhance their commitment to our success. Upon formation, the compensation committee of the board of directors of our general partner will determine the types and amounts of awards to be made to the named executive officers, and intends to make awards that are sufficient to motivate the named executive officers to achieve the goals of the partnership.

2007 Equity Plan

Prior to the completion of this offering, our general partner will have approved our 2007 Equity Plan, which is described below. This summary is qualified in its entirety by the detailed provisions of the 2007 Equity Plan, a copy of which will be filed as an exhibit to our registration statement of which this prospectus is a part.

The purpose of the 2007 Equity Plan is to provide to employees, consultants, officers and directors of our general partner and its affiliates incentive compensation awards based on common units. The 2007 Equity Plan is also intended to supplement the compensation that these individuals may receive from Quicksilver and to provide them incentives to advance our interests and the interests of holders of our units. Our 2007 Equity Plan permits the granting of awards in the form of options to purchase common units, common unit appreciation rights, restricted common units and phantom common units.

Subject to certain adjustments that may be required from time to time to prevent dilution or enlargement of the rights of participants in the 2007 Equity Plan, a maximum of 500,000 common units will be available for grants of all awards under the 2007 Equity Plan. The common units to be issued under the 2007 Equity Plan will consist of newly issued common units, as determined by the compensation committee in its discretion. If any common units are subject to an award that is terminated or expires or are forfeited, or if common units are withheld from an award to satisfy the exercise price or tax withholding obligation with respect to an award, then such common units will again be available for awards under the 2007 Equity Plan.

Awards may be made under the 2007 Equity Plan to directors of our general partner, employees and officers of our general partner or an affiliate of our general partner who performs services for us, and other individuals who perform services for us or our affiliates or to our general partner or its affiliates. In addition, each non-employee director of the board of directors of our general partner who is not affiliated with us, our general partner or Quicksilver will receive annual option grants and/or restricted common unit grants. The provisions of the 2007 Equity Plan relating to awards to non-employee directors of our general partner will be administered by the board of directors of our general partner, and the remaining provisions of the 2007 Equity Plan will be administered by the compensation committee of the board of directors of our general partner. Subject to the terms of the 2007 Equity Plan, the compensation committee, or, with respect to the provisions relating to annual awards to non-employee directors of our general partner, the board of directors of our general partner, has the full authority to select participants to receive awards, determine the types of awards and terms and conditions of awards, and interpret provisions of the 2007 Equity Plan.

While the compensation committee of the board of directors of our general partner or the full board of directors of our general partner may terminate or amend the 2007 Equity Plan at any time, any termination or amendment generally may not adversely impair the rights of plan participants with respect to outstanding awards. In addition, an amendment will be contingent on approval by holders of our common units to the extent required by the principal securities exchange on which the common units are traded. Unless terminated earlier, the 2007 Equity Plan will terminate on the tenth anniversary of the date on which it is approved by our partners, after which no further awards may be made under the 2007 Equity Plan, but the 2007 Equity Plan will continue to govern unexpired awards.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our units that will be issued upon the consummation of this offering and the related transactions and held by:

•	each person who then will beneficially own 5% or more of the then outstanding units;

•	all of the directors of Quicksilver Gas Services GP LLC;

•	each named executive officer of Quicksilver Gas Services GP LLC; and

•	all directors and officers of Quicksilver Gas Services GP LLC as a group.

Percentage of
Total
		Percentage of		Percentage of	Common and
		Common	Subordinated	Subordinated	Subordinated
		Units to be	Units to be	Units to be	Units to be
	Common Units to be	Beneficially	Beneficially	Beneficially	Beneficially
Name of Beneficial Owner(1)	Beneficially Owned	Owned	Owned	Owned	Owned

Quicksilver	4,638,205	53.1%	8,740,275	—%	76.5%
Thomas F. Darden	—	—%	—	—%	—%
Glenn Darden	—	—%	—	—%	—%
Paul J. Cook	—	—%	—	—%	—%
Philip W. Cook	—	—%	—	—%	—%
D. Wayne Blair	—	—%	—	—%	—%
John C. Cirone	—	—%	—	—%	—%
All directors and executive officers as a group (6 persons)	—	—%	—	—%	—%

(1)	Unless otherwise indicated, the address for all beneficial owners in this table is 777 West Rosedale Street, Suite 300, Fort Worth, Texas 76104.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, our general partner and its affiliates will own 4,638,205 common units and 8,740,275 subordinated units representing an aggregate 75.0% limited partner interest in us. In addition, our general partner will own a 2% general partner interest in us and the incentive distribution rights.

Distributions and Payments to Our General Partner and its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and any liquidation of Quicksilver Gas Services LP. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation Stage

The consideration received by Quicksilver and its subsidiaries and the Private Investors for the contribution of the assets and liabilities (with a net book value of $135.9 million to us as of December 31, 2006)
• 5,365,275 common units (subject to adjustment to reimburse Quicksilver for funds advanced by it for capital expenditures in our business from January 1, 2007 through the time of the closing of this offering);

• 8,740,275 subordinated units (subject to adjustment to reimburse Quicksilver for funds advanced by it for capital expenditures in our business from January 1, 2007 through the time of the closing of this offering);

• 356,746 general partner units;

• the incentive distribution rights;

• $59.8 million cash payment from the proceeds of this offering and $50.0 million of borrowings under our revolving credit facility as reimbursement for capital expenditures incurred by Quicksilver and the Private Investors prior to the closing of this offering related to the assets to be contributed to us upon the closing of this offering; and

Operational Stage

Distributions of available cash to our general partner and its affiliates	We will generally make cash distributions 98% to our unitholders pro rata, including our general partner and its affiliates, as the holders of an aggregate 4,638,205 common units and 8,740,275 subordinated units, and 2% to our general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, our general partner will be entitled to increasing percentages of the distributions, up to 50% of the distributions above the highest target distribution level.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, our general partner and its affiliates would receive an annual distribution of approximately $0.5 million on their general partner units and $18.1 million on their common and subordinated units.

Payments to our general partner and its affiliates	Our general partner and its affiliates will be entitled to reimbursement for all expenses it incurs on our behalf, including salaries and employee benefit costs for its employees who provide services to us, and all other necessary or appropriate expenses allocable to us or reasonably incurred by our general partner and its affiliates in connection with operating our business. The partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith.

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “The Partnership Agreement — Withdrawal or Removal of the General Partner.”

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.

Agreements Governing the Transactions

We and other parties have entered into or will enter into the various documents and agreements that will effect the offering transactions, including the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries, and the application of the proceeds of this offering. These agreements will not be the result of arm’s-length negotiations, and they, or any of the transactions that they provide for, may not be effected on terms at least as favorable to the parties to these agreements as they could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with transferring assets into our subsidiaries, will be paid from the proceeds of this offering.

Omnibus Agreement

Upon the closing of this offering, we will enter into an omnibus agreement with Quicksilver and our general partner that will address the following matters:

•	our obligation to reimburse Quicksilver the payment of operating expenses, including salary and benefits of operating personnel, it incurs on our behalf in connection with our business and operations;

•	our obligation to reimburse Quicksilver for insurance coverage expenses it incurs with respect to our business and operations and with respect to director and officer liability coverage;

•	Quicksilver’s obligation to indemnify us for certain liabilities and our obligation to indemnify Quicksilver for certain liabilities; and

•	restrictions on Quicksilver’s ability to engage in the midstream business or own midstream business assets in the Quicksilver Counties.

The table below reflects the categories of expenses for which we are obligated to reimburse Quicksilver pursuant to the omnibus agreement, which includes an estimate of the amounts for each category that we will pay to Quicksilver for the twelve months ending June 30, 2008.

Estimates for the
Twelve Months Ending
June 30, 2008
(In millions)

Reimbursement of operating expenses	$
Reimbursement of general and administrative expenses
Reimbursement of public company expenses
Reimbursement of compensation and benefits for executive management of our general partner

Total	$

Our general partner and its affiliates will also receive payments from us pursuant to the contractual arrangements described below under the caption “— Contracts with Affiliates.”

Any or all of the provisions of the omnibus agreement will be terminable by Quicksilver at its option if our general partner is removed without cause and units held by our general partner and its affiliates are not voted in favor of that removal. The omnibus agreement will also terminate in the event of a change of control of us or our general partner.

Reimbursement of Operating and General and Administrative Expense

Under the omnibus agreement we will reimburse Quicksilver for the payment of certain operating expenses and for the provision of various general and administrative services for our benefit with respect to the assets contributed to us at the closing of this offering. The omnibus agreement will further provide that we will reimburse Quicksilver for our allocable portion of the premiums on insurance policies covering our assets.

Pursuant to these arrangements, Quicksilver will perform centralized corporate functions for us, such as legal, accounting, treasury, insurance administration and claims processing, risk management, health, safety and environmental, information technology, human resources, credit, payroll, internal audit, taxes and engineering. We will reimburse Quicksilver for the direct expenses to provide these services as well as other direct expenses it incurs on our behalf, such as salaries of specified personnel performing services for our benefit and the cost of their employee benefits, including 401(k), pension and health insurance benefits.

Indemnification

Under the omnibus agreement, Quicksilver will indemnify us for a period of      year after the closing of this offering against certain potential environmental claims, losses and expenses associated with the operation of our assets and occurring before the closing date of this offering or relating to any investigation, claim or proceeding under environmental laws relating to such assets and pending as of the closing of this offering, to the extent such claims, losses and expenses exceed amounts reserved therefor in our financial statements. Quicksilver’s maximum liability for this indemnification obligation will not exceed $      million in the aggregate and Quicksilver will not have any obligation under this indemnification until our aggregate losses exceed $          , and then only to the extent of such excess. Quicksilver will have no indemnification obligation with respect to environmental claims made as a result of additions to or modifications of environmental laws, which additions or modifications are promulgated after the closing date of this offering.

Additionally, Quicksilver will indemnify us for losses attributable to the following:

(i) our failure as of the closing date of this offering to have valid easements, fee title or leasehold interests in and to the lands on which our assets are located, to the extent such failure renders us unable to use or operate our assets in substantially the same manner in which they were used and operated immediately prior to the closing of this offering;

(ii) our failure as of the closing date of this offering to have the necessary consents of third parties and governmental permits for our business, to the extent such failure renders us unable to use or operate our assets in substantially the same manner in which they were used and operated immediately prior to the closing of this offering; and

(iii) income taxes payable by us to the extent

(a) attributable to the pre-closing operations of Cowtown Pipeline Partners L.P. or Cowtown Gas Processing Partners L.P.,

(b) arising from or relating to the Formation Transactions or

(c) arising under Treasury Regulation Section 1.1502-6 and any similar provision from state, local or foreign applicable law, by contract, as successor or transferee or otherwise, and which income tax is attributable to having been a member of any consolidated, combined or unitary group prior to the closing of this offering.

Quicksilver’s maximum liability for indemnification under clauses (i) and (ii) above will not exceed $           million in the aggregate, and Quicksilver will not have any obligation under such provisions until our aggregate losses therefrom exceed $          , and then only to the extent of such excess. Quicksilver’s maximum liability for indemnification under clause (iii) is unlimited in amount. Quicksilver will not have any obligation to indemnify us unless a claim for indemnification specifying in reasonable detail the basis for such claim is furnished to us in good faith (a) with respect to a claim under clause (i) or (ii) above, prior to the first anniversary date of the closing of this offering or (b) with respect to a claim under clause (iii) above, prior to the first day after expiration of the statute of limitations period applicable to such claim. In addition to the limitations set forth above, in no event shall Quicksilver be obligated to indemnify us for any losses or income taxes to the extent reserved for in our financial statements or to the extent we recover any such losses or income taxes under available insurance coverage or from contractual rights against any third party.

Under the omnibus agreement, we have agreed to indemnify Quicksilver for all losses attributable to the post-closing operations of the gathering and processing business contributed to us at the closing of this offering, to the extent not subject to Quicksilver’s indemnification obligations.

Competition

Under the omnibus agreement, Quicksilver has agreed that, subject to specified exceptions, it will not engage in the midstream business in the Quicksilver Counties. As used in that agreement, “midstream business” generally means the gathering, treating, processing, fractionating, transportation or storage of natural gas, or the transportation or storage of natural gas liquids. Although the exceptions referred to above include Quicksilver’s right to acquire assets or businesses that include assets located in the Quicksilver Counties and are used in a midstream business, which we refer to as midstream business assets, Quicksilver has agreed to offer us the right to acquire any such midstream business assets for their fair market value. Furthermore, that offer would be required to be made not more than 180 days after Quicksilver’s acquisition of those midstream business assets.

Except as described in the immediately preceding paragraph, neither of Quicksilver nor any of its affiliates will be restricted, under either our partnership agreement or the omnibus agreement, from competing with us. Quicksilver and any of its affiliates may acquire, construct or dispose of additional midstream business assets or other assets in the future without any obligation to offer us the opportunity to purchase or construct those assets.

Contracts with Affiliates

Services and Secondment Agreement

At or near the closing of this offering, Quicksilver and our general partner will enter into a services and secondment agreement pursuant to which we anticipate that specified employees of Quicksilver will be seconded to our general partner to provide operating, routine maintenance and other services with respect to the Cowtown Plant and the Cowtown Pipeline under the direction, supervision and control of our general partner. Under this agreement, our general partner will reimburse Quicksilver for the services provided by the seconded employees. The initial term of the services and secondment agreement will be 10 years. The term will extend for additional 12 month periods unless either party provides 180 days written notice otherwise prior to the expiration of the applicable 12 month period. Our general partner may terminate the agreement upon 180 days written notice.

Gas Gathering and Processing Agreement

Quicksilver has dedicated to us all of the natural gas produced from the Quicksilver Counties that it owns or controls under a 10-year term agreement, which we refer to as the Quicksilver processing agreement. Under the Quicksilver processing agreement, we provide gathering and processing services for a fixed fee. The Quicksilver processing agreement will remain in effect even if Quicksilver disposes of its ownership interests in us and our general partner sells or assigns in whole or in part its leasehold interests in the Quicksilver Counties (in which case the properties so sold or transferred will remain subject to the Quicksilver processing agreement) or undergoes in a change of control. In the event that we are unable to provide either gathering or processing services for a period of 60 consecutive days, for other than force majeure, Quicksilver has the right upon 30 days’ prior notice to terminate the Quicksilver processing agreement as it relates to the affected gas. In addition, if the agreement, or performance under that agreement, become subject to FERC jurisdiction, the Quicksilver processing agreement would terminate pursuant to its terms, unless the parties agree within 30 days of such termination to continue the agreement.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates (including its owners) on the one hand, and our partnership and our limited partners, on the other hand. The directors and officers of Quicksilver Gas Services GP LLC have fiduciary duties to manage our general partner in a manner beneficial to its owners. At the same time, our general partner has a fiduciary duty to manage our partnership in a manner beneficial to us and our unitholders.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other hand, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and limit our general partner’s fiduciary duties to our unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, might constitute breaches of fiduciary duty.

Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our unitholders if the resolution of the conflict is:

•	approved by the conflicts committee, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

Our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of its board of directors. If our general partner does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement provides that someone act in good faith, it requires that person to reasonably believe he is acting in the best interests of the partnership. Under the Quicksilver processing agreement, we have agreed that we will not amend or modify the Quicksilver processing agreement in a manner adverse to our partnership, unless such amendment or modification is approved in advance by our conflicts committee.

Conflicts of interest could arise in the situations described below, among others.

Our general partner’s affiliates may engage in competition with us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than those incidental to its ownership of interests in us. Except as provided in our partnership agreement and the omnibus agreement, the owners of our general partner are not prohibited from engaging in, and are not required to offer us the opportunity to engage in, other businesses or activities, including those that might be in direct competition with us.

Our general partner is allowed to take into account the interests of parties other than us in resolving conflicts of interest.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include its limited call right, its voting rights with respect to the units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation of the partnership.

We will not have any employees and will rely on the employees of Quicksilver who are seconded to Quicksilver Gas Services GP LLC and its affiliates.

Affiliates of our general partner may conduct businesses and activities of their own in which we will have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of the officers and employees who provide services to Quicksilver Gas Services GP LLC and its affiliates.

Our general partner has limited its liability and reduced its fiduciary duties, and has also restricted the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement:

•	provides that the general partner shall not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it believed that the decision was in the best interests of our partnership;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of Quicksilver Gas Services GP LLC and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us, as determined by the general partner in good faith, and that, in determining whether a transaction or resolution is “fair and reasonable,” Quicksilver Gas Services GP LLC may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or with respect to which our general partner has sought conflicts committee approval, on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

•	the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into our securities, and the incurring of any other obligations;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities;

•	the mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of our cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•	the formation of, or acquisition of an interest in, the contribution of property to, and the making of loans to, any limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships;

•	the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Our partnership agreement provides that our general partner must act in “good faith” when making decisions on our behalf, and our partnership agreement further provides that in order for a determination by our general partner to be made in “good faith,” our general partner must believe that the determination is in our best interests. Please read “The Partnership Agreement — Voting Rights” for information regarding matters that require unitholder approval.

Our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuance of additional partnership securities and the creation, reduction or increase of reserves, each of which can affect the amount of cash that is distributed to our unitholders.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

In addition, our general partner may use an amount, initially equal to $20.0 million, which would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on its units and incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and the general partner and may facilitate the conversion of subordinated units into common units. Please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owned by the general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	hastening the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permit us to borrow funds, which would enable us to make this distribution on all outstanding units. Please read “Provisions of Our Partnership Agreement Related to Cash Distributions — Subordination Period.”

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, our operating company, or its operating subsidiaries.

Our general partner determines which costs incurred by it are reimbursable by us.

We will reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. The partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith.

Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts or arrangements between us, on the one hand, and our general partner and its affiliates, on the other hand, that will be in effect as of the closing of this offering will be the result of arm’s-length negotiations. Similarly, agreements, contracts or arrangements between us and our general partner and its affiliates that are entered into following the closing of this offering will not be required to be negotiated on an arm’s-length basis, although, in some circumstances, our general partner may determine that the conflicts committee of our general partner may make a determination on our behalf with respect to one or more of these types of situations.

Our general partner will determine, in good faith, the terms of any of these transactions entered into after the sale of the common units offered in this offering.

Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner or its affiliates, except as may be provided in contracts entered into specifically dealing with that use. There is no obligation of our general partner or its affiliates to enter into any contracts of this kind.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets, and not against our general partner or its assets. The partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

Our general partner may exercise its right to call and purchase common units if it and its affiliates own more than 80% of the common units.

Our general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to one of its affiliates or to us. Our general partner is not bound by fiduciary duty restrictions in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read “The Partnership Agreement — Limited Call Right.”

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

The attorneys, independent accountants and others who have performed services for us regarding this offering have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Fiduciary Duties

Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and the partnership agreement. The Delaware Revised Uniform Limited Partnership Act, which we refer to in this prospectus as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, modify, restrict or expand the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.

Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these restrictions to allow our general partner or its affiliates to engage in transactions with us that would otherwise be prohibited by state-law fiduciary duty standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our general partner’s board of directors will have fiduciary duties to manage our general partner in a manner beneficial to its owners, as well as to you. Without these modifications, the general partner’s ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards enable the general partner to take into consideration all parties involved in the proposed action, so long as the resolution is fair and reasonable to us. These modifications also enable our general partner to attract and retain experienced and capable directors. These modifications are detrimental to our common unitholders because they restrict the remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State-law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues about compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct.

Special provisions regarding affiliated transactions. Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:

• on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

• “fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in the partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

We must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please read “The Partnership Agreement — Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units are separate classes of limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “Our Cash Distribution Policy and Restrictions on Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties.             will serve as registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following that must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a common unitholder; and

•	other similar fees or charges.

There will be no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal.  The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•	gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions;”

•	with regard to the fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties;”

•	with regard to the transfer of common units, please read “Description of the Common Units — Transfer of Common Units;” and

•	with regard to allocations of taxable income and taxable loss, please read “Material Tax Consequences.”

Organization and Duration

Our partnership was organized on January 31, 2007 and will have a perpetual existence.

Purpose

Our purpose under the partnership agreement is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided, that our general partner shall not cause us to engage, directly or indirectly, in any business activity that the general partner determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the business of gathering, compressing, treating, processing, transporting and selling natural gas and the business of transporting and selling NGLs, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Power of Attorney

Each limited partner, and each person who acquires a unit from a unitholder, by accepting the common unit, automatically grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, our partnership agreement.

Cash Distributions

Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership securities as well as to our general partner in respect of its general partner interest and its incentive distribution rights. For a description of these cash distribution provisions, please read “Provisions of Our Partnership Agreement Relating to Cash Distributions.”

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “— Limited Liability.”

Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 2% general partner interest if we issue additional units. Our general partner’s 2% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest. Our general partner will be entitled to make a capital contribution in order to maintain its 2% general partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Matters requiring the approval of a “unit majority” require:

•	during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the common units voting as a class.

In voting their common and subordinated units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

Issuance of additional units	No approval right.

Amendment of the partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “— Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “— Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “— Termination and Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “— Termination and Dissolution.”

Withdrawal of the general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to September 30, 2017 in a manner that would cause a dissolution of our partnership. Please read “— Withdrawal or Removal of the General Partner.”

Removal of the general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read “— Withdrawal or Removal of the General Partner.”

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets, to such person. The approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to September 30, 2017. See “— Transfer of General Partner Units.”

Transfer of incentive distribution rights	Except for transfers to an affiliate or another person as part of our general partner’s merger or consolidation, sale of all or substantially all of its assets or the sale of all of the ownership interests in such holder, the approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to September 30, 2017. Please read “— Transfer of Incentive Distribution Rights.”

Transfer of ownership interests in our general partner	No approval required at any time. Please read “— Transfer of Ownership Interests in the General Partner.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace the general partner;

•	to approve some amendments to the partnership agreement; or

•	to take other action under the partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as the general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither the partnership agreement nor the Delaware Act specifically provides for legal recourse against the general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Our subsidiaries conduct business in three states and we may have subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as a limited partner of the operating partnership may require compliance with legal requirements in the jurisdictions in which the operating partnership conducts business, including qualifying our subsidiaries to do business there.

Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our partnership interest in our operating partnership or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. We will operate in a manner that the general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity securities, which may effectively rank senior to the common units.

Upon issuance of additional partnership securities (other than the issuance of partnership securities issued in connection with a reset of the incentive distribution target levels relating to our general partner’s incentive distribution rights or the issuance of partnership securities upon conversion of outstanding partnership securities), our general partner will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. Our general partner’s 2% interest in us will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common units and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Amendment of the Partnership Agreement

General.  Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments.  No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld at its option.

The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon completion of the offering, our general partner and its affiliates will own approximately 76.5% of the outstanding common and subordinated units.

No Unitholder Approval.  Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

•	a change in our name, the location of our principal place of our business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•	a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor the operating partnership nor any of its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities, including any amendment that our general partner determines is necessary or appropriate in connection with:

•	the adjustments of the minimum quarterly distribution, first target distribution, second target distribution and third target distribution in connection with the reset of our general partner’s incentive distribution rights as described under “Provisions of Our Partnership Agreement Relating to Cash Distributions — General Partner’s Right to Reset Incentive Distribution Levels;”

•	any modification of the incentive distribution rights made in connection with the issuance of additional partnership securities or rights to acquire partnership securities, provided that, any such modifications and related issuance of partnership securities have received approval by a majority of the members of the conflicts committee of our general partner;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•	any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•	conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

•	do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval.  Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or the limited partners.

In addition, the partnership agreement generally prohibits our general partner without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement, each of our units will be an identical unit of our partnership following the transaction, and the partnership securities to be issued do not exceed 20% of our outstanding partnership securities immediately prior to the transaction.

If the conditions specified in the partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters, and the governing instruments of the new entity provide the limited partners and the general partner with the same rights and obligations as contained in the partnership agreement. The unitholders are not entitled to dissenters’ rights of appraisal under the partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•	neither our partnership, our operating partnership nor any of our other subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate to liquidate our assets and apply the proceeds of the liquidation as described in “Provisions of Our Partnership Agreement Relating to Cash Distributions — Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of the General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to September 30, 2017 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after September 30, 2017, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than the general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “— Transfer of General Partner Units” and “— Transfer of Incentive Distribution Rights.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “— Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units voting as a separate class, and subordinated units, voting as a separate class. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal. At the closing of this offering, our general partner and its affiliates will own 76.5% of the outstanding common and subordinated units.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end, and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.

In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Units

Except for transfer by our general partner of all, but not less than all, of its general partner units to:

•	an affiliate of our general partner (other than an individual); or

•	another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any of its general partner units to another person prior to September 30, 2017 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time, transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in the General Partner

At any time, Quicksilver and its affiliates may sell or transfer all or part of their membership interest in Quicksilver Gas Services GP LLC, our general partner, to an affiliate or third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

Our general partner or its affiliates or a subsequent holder may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into another entity, the sale of all of the ownership interest in the holder or the sale of all or substantially all of its assets to, that entity without the prior approval of the unitholders. Prior to September 30, 2017, other transfers of incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. On or after September 30, 2017, the incentive distribution rights will be freely transferable.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Quicksilver Gas Services GP LLC as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors of our general partner.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner units and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at that time.

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

•	the highest cash price paid by either of our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price as of the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Tax Consequences — Disposition of Common Units.”

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “— Issuance of Additional Securities.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units and as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Except as described under “— Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Non-Citizen Assignees; Redemption

If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, we may redeem the units held by the limited partner at their current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner to furnish information about his nationality, citizenship or related status. If a limited partner fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. A non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in-kind upon our liquidation.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of a general partner or any departing general partner;

•	any person who is or was a director, officer, member, partner, fiduciary or trustee of any entity set forth in the preceding three bullet points;

•	any person who is or was serving as director, officer, member, partner, fiduciary or trustee of another person at the request of our general partner or any departing general partner; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. The general partner is entitled to determine in good faith the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each partner became a partner;

•	copies of our partnership agreement, our certificate of limited partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of Quicksilver Gas Services GP LLC as general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and fees. Please read “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered hereby, Quicksilver and the Private Investors will hold an aggregate of 5,365,275 common units and 8,740,275 subordinated units (subject to adjustment to reimburse Quicksilver for funds advanced by it for capital expenditures in our business from January 1, 2007 through the time of the closing of this offering). All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

The common units sold in the offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units owned by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least two years, would be entitled to sell common units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

The partnership agreement does not restrict our ability to issue any partnership securities at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement — Issuance of Additional Securities.”

Under our partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and state securities laws the offer and sale of any common units, subordinated units or other partnership securities that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units or other partnership securities to require registration of any of these units or other partnership securities and to include them in a registration by us of other units, including units offered by us or by any unitholder. Our general partner will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and a fees. Except as described below, our general partner and its affiliates may sell their units or other partnership interests in private transactions at any time, subject to compliance with applicable laws.

Quicksilver, our partnership, our general partner and the directors and executive officers of our general partner have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. For a description of these lock-up provisions, please read “Underwriting.”

MATERIAL TAX CONSEQUENCES

This section is a discussion of the material tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Andrews Kurth LLP, counsel to the general partner and us, as to all material tax matters and all legal conclusions insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Quicksilver Gas Services LP and our operating company.

The following discussion does not address on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs), employee benefit plans or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Andrews Kurth LLP and are, to the extent noted herein, based on the accuracy of the representations made by us and our general partner.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Andrews Kurth LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made in this discussion may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Andrews Kurth LLP has not rendered an opinion with respect to the following specific federal income tax issues: (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales;” (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units — Allocations Between Transferors and Transferees;” and (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “— Tax Consequences of Unit Ownership — Section 754 Election” and “— Uniformity of Units.”

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the exploration, development, mining or production, refining, transportation, storage, processing and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than     % of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and the general partner and a review of the applicable legal authorities, Andrews Kurth LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income can change from time to time.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Andrews Kurth LLP on such matters. It is the opinion of Andrews Kurth LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership and the operating company will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Andrews Kurth LLP has relied on factual representations made by us and the general partner. The representations made by us and our general partner upon which Andrews Kurth LLP has relied include:

(a) Neither we nor the operating company has elected nor will elect to be treated as a corporation; and

(b) For each taxable year, more than 90% of our gross income will be income that Andrews Kurth LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Andrews Kurth LLP’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of Quicksilver Gas Services LP will be treated as partners of Quicksilver Gas Services LP for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Quicksilver Gas Services LP for federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their tax consequences of holding common units in Quicksilver Gas Services LP.

The references to “unitholders” in the discussion that follows are to persons who are treated as partners in Quicksilver Gas Services LP for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income.  We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions.  Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis in the common units generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “— Disposition of Common Units.” Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions.  We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2010, will be allocated on a cumulative basis an amount of federal taxable income for that period that will be     % or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower than expected and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

•	gross income from operations exceeds the amount required to make the minimum quarterly distribution on all units, yet we only distribute the minimum quarterly distribution on all units; or

•	we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Common Units.  A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Limitations on Deductibility of Losses.  The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that amount is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations are permitted to deduct losses from passive activities, which are generally corporate or partnership activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or a unitholder’s salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when the unitholder disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions.  The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections.  If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction.  In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by the general partner and its affiliates, referred to in this discussion as “Contributed Property.” The effect of these allocations to a unitholder purchasing common units in this offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of this offering. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in such amount and manner as is needed to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Andrews Kurth LLP is of the opinion that, with the exception of the issues described in “— Tax Consequences of Unit Ownership — Section 754 Election” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales.  A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Andrews Kurth LLP has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from loaning their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Common Units — Recognition of Gain or Loss.”

Alternative Minimum Tax.  Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates.  In general, the highest effective United States federal income tax rate for individuals is currently 35.0% and the maximum United States federal income tax rate for net capital gains of an individual is currently 15.0% if the asset disposed of was held for more than 12 months at the time of disposition.

Section 754 Election.  We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders.

For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we will adopt except as the general partner otherwise determines with respect to certain goodwill properties), a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, the general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read “— Uniformity of Units.”

Although Andrews Kurth LLP is unable to opine as to the validity of this approach because there is no controlling authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 of the Internal Revenue Code but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets, and Treasury Regulation Section 1.197-2(g)(3). To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “— Uniformity of Units.”

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a basis reduction or a built-in loss is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally non-amortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year.  We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees.”

Initial Tax Basis, Depreciation and Amortization Expense.  The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by the general partner and its affiliates. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction”.

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Because the general partner may determine not to adopt the remedial method of allocation with respect to any difference between the tax basis and the fair market value of goodwill immediately prior to this or any future offering, we may not be entitled to any amortization deductions with respect to any goodwill conveyed to us on formation or held by us at the time of any future offering. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss.”

The costs we incur in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which we may be able to amortize, and as syndication expenses, which we may not be able to amortize. The underwriting discounts, commissions and fees we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties.  The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss.  Gain or loss will be recognized on a sale of units equal to the difference between the unitholder’s amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 15%. However, a portion of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees.  In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

The use of this method may not be permitted under existing Treasury Regulations as there is no controlling authority on the issue. Accordingly, Andrews Kurth LLP is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements.  A unitholder who sells any of his units, other than through a broker, generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is required to notify us in writing of that purchase within 30 days after the purchase. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may lead, in some cases, to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirement.

Constructive Termination.  We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6) and Treasury Regulation Section 1.197-2(g)(3). Any non-uniformity could have a negative impact on the value of the units. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the

Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets, and Treasury Regulation Section 1.197-2(g)(3). Please read “— Tax Consequences of Unit Ownership — Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization expense deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization expense method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. Our counsel, Andrews Kurth LLP, is unable to opine on the validity of any of these positions. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Because a foreign unitholder is considered to be engaged in business in the United States by virtue of the ownership of units, under this ruling a foreign unitholder who sells or otherwise disposes of a unit generally will be subject to federal income tax on gain realized on the sale or disposition of units. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures.  We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes each unitholder’s share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will in all cases yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Andrews Kurth LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names Quicksilver Gas Services GP LLC as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting.  Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b) whether the beneficial owner is:

1. a person that is not a United States person;

2. a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

3. a tax-exempt entity;

(c) the amount and description of units held, acquired or transferred for the beneficial owner; and

(d) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related and Assessable Penalties.  An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1) for which there is, or was, “substantial authority;” or

(2) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for penalties. More stringent rules apply to “tax shelters” which we do not believe includes us.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

Reportable Transactions.  If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations and trusts in excess of $2 million in any single year, or $4 million in any combination of tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “— Information Returns and Audit Procedures” above.

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-Related and Assessable Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability, and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. In addition, because of widespread state budget deficits and other reasons, several states, including Texas, are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. We will, for example, be subject to a new entity level tax on the portion of our income that is generated in Texas for tax reports due on or after January 1, 2008. Specifically, the Texas tax will be imposed at a maximum effective rate of 0.7% of our gross revenue apportioned to Texas. Imposition of such a tax on us by Texas, or any other state, will reduce the cash available for distribution to you. The partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts will be adjusted to reflect the impact of that law on us. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Unit Ownership — Entity-Level Collections.” Based on current law and our estimate of our future operations, the general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Andrews Kurth LLP has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

INVESTMENT IN QUICKSILVER GAS SERVICES LP
BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material Tax Consequences — Tax-Exempt Organizations and Other Investors.”

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and also IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(a) the equity interests acquired by employee benefit plans are publicly offered securities — i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

(b) the entity is an “operating company,” — i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

(c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest, disregarding any such interests held by certain persons identified in applicable regulations, is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, excluding church plans (that have not elected under Section 410(d) of the Internal Revenue Code to have participation, vesting, funding and other provisions of the Internal Revenue Code apply to such plans) and governmental plans.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) above.

Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING

We are offering our common units described in this prospectus through the underwriters named below. UBS Securities LLC and Goldman, Sachs & Co. are the representatives of the underwriters. Subject to the terms and conditions of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters has severally agreed to purchase the number of common units listed next to its name in the following table:

Number of
Underwriters	Common Units

UBS Securities LLC
Goldman, Sachs & Co.

Total

The underwriting agreement provides that the underwriters must buy all of the common units if they buy any of them. However, the underwriters are not required to take or pay for the common units covered by the underwriters’ option to purchase additional common units described below.

Our common units and the common units to be sold upon the exercise of the underwriters’ option to purchase additional common units, if any, are offered subject to a number of conditions, including:

•	receipt and acceptance of our common units by the underwriters;

•	the validity of the representations and warranties made to the underwriters;

•	the absence of any material change in the financial markets;

•	our delivery of customary closing documents to the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our common units, but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Option to Purchase Additional Common Units

We have granted the underwriters an option to buy up to an aggregate 506,250 additional common units. This option may be exercised if the underwriters sell more than 3,375,000 common units in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional common units approximately in proportion to the amounts specified in the table above. The net proceeds from any exercise of the underwriters’ option to purchase additional common units will be used to redeem an equal number of common units held by Quicksilver and the Private Investors and to reimburse Quicksilver and the Private Investors for capital expenditures incurred indirectly by them.

Commissions and Discounts

Common units sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any common units sold by the underwriters to securities dealers may be sold at a discount of up to $      per common unit from the initial public offering price. Any of these securities dealers may resell any common units purchased from the underwriters to other brokers or dealers at a discount of up to $      per common unit from the initial public offering price. If all the common units are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Sales of common units made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the common units at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

The following table shows the per unit and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 506,250 units.

Full
	No Exercise	Exercise

Per Unit	$	$
Total	$	$

We will pay a structuring fee equal to an aggregate of 0.50% of the gross proceeds from this offering to UBS Investment Bank and Goldman, Sachs & Co. for evaluation, analysis and structuring of our partnership.

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions and fees, will be approximately $3.0 million.

No Sales of Similar Securities

Quicksilver, we, our subsidiaries, our general partner and its affiliates, including the executive officers and directors of our general partner, the Private Investors and the participants in our directed unit program will enter into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the representatives, offer, sell, contract to sell or otherwise dispose of or hedge our common units or securities convertible into or exchangeable for our common units, enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common units, make any demand for or exercise any right or file or cause to be filed a registration statement with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any of our other securities or publicly disclose the intention to do any of the foregoing. These restrictions will be in effect for a period of 180 days after the date of this prospectus. The lock-up period will be extended under certain circumstances where we release, or pre-announce a release of our earnings or announce material news or a material event during the 17 days before or 16 days after the termination of the 180-day period in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

At any time and without public notice, the representatives may in their discretion, release all or some of the securities from these lock-up agreements. When determining whether or not to release common units from these restrictions, the primary factors that the representatives will consider include the requesting unitholder’s reasons for requesting the release, the number of common units for which the release is being requested and the prevailing economic and equity market conditions at the time of the request. The representatives have no present intent to release any of the securities from these lock-up agreements.

Indemnification

Quicksilver, we and our general partner have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed unit program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

Directed Unit Program

At our request, certain of the underwriters have reserved up to       common units for sale at the initial public offering price to the officers, directors and employees of our general partner and its sole member and certain other persons associated with us. We do not know if these persons will choose to purchase all or any portion of these reserved units, but any purchases they do make will reduce the number of units available to the general public. Any reserved units not so purchased will be offered by the underwriters to the general public on the same basis as the other units offered by this prospectus. These persons must commit to purchase no later than before the open of business on the day following the date of this prospectus, but in any event these persons are not obligated to purchase common units and may not commit to purchase common units prior to the effectiveness of the registration statement relating to this offering.

NYSE Arca

We intend to apply to list our common units on NYSE Arca under the trading symbol “KGS.”

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common units including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common units while this offering is in progress. These transactions may also include making short sales of our common units, which involves the sale by the underwriters of a greater number of common units than they are required to purchase in this offering, and purchasing common units on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional common units referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their option to purchase additional common units, in whole or in part, or by purchasing common units in the open market. In making this determination, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option to purchase additional common units.

Naked short sales are in excess of the underwriters’ option to purchase additional common units. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased common units sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common units may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on NYSE Arca, in the over-the-counter market or otherwise.

Determination of Offering Price

Prior to this offering, there has been no public market for our common units. The initial public offering price was determined by negotiation by us and the representatives of the underwriters. The principal factors considered in determining the initial public offering price include:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our history and prospects, and the history and prospects of the industry in which we compete;

•	our past and present financial performance and an assessment of the directors and officers of our general partner;

•	our prospects for future earnings and cash flow and the present state of our development;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common units of generally comparable master limited partnerships; and

•	other factors deemed relevant by the underwriters and us.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of units offered by them.

Stamp Taxes

If you purchase common units offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Affiliations

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business. In addition, some of the underwriters have engaged in, and may in the future engage in, transactions with us and our predecessor and perform services for us in the ordinary course of their business.

NASD Conduct Rules

Because the National Association of Securities Dealers, Inc. views the common units offered hereby as interests in a direct participation program, this offering is being made in compliance with Rule 2810 of the NASD’s Conduct Rules. In no event will the maximum amount of compensation to be paid to NASD members in connection with this offering exceed ten percent. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

VALIDITY OF THE COMMON UNITS

The validity of the common units will be passed upon for us by Andrews Kurth LLP, Houston, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The financial statements of Quicksilver Gas Services Predecessor as of December 31, 2005 and 2006, and for the period January 21, 2004 (date of inception) to December 31, 2004 and for each of the two years in the period ended December 31, 2006 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The balance sheet of Quicksilver Gas Services LP as of February 6, 2007 and the balance sheet of Quicksilver Gas Services GP LLC as of February 6, 2007 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Information with respect to the oil and gas reserves associated with Quicksilver’s oil and gas properties is derived from reports of Schlumberger Data and Consulting Services, an independent petroleum consulting firm, and has been included in this prospectus upon the authority of said firm as experts with respect to the matters covered by such reports and in giving such reports. Some information with respect to Quicksilver’s oil and gas properties and other oil and gas industry data relating to the Fort Worth Basin and the greater United States is derived from reports of W.D. Von Gonten & Company, a petroleum engineering firm, and has been included in this prospectus upon the authority of said firm as experts with respect to the matters covered by such reports and in giving such reports.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, or the SEC, a registration statement on Form S-l regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site on the Internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s web site.

We intend to furnish our unitholders annual reports containing our audited financial statements and furnish or make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each of our fiscal years.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including “may,” “believe,” “expect,” “anticipate,” “estimate,” “continue,” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition, or state other “forward-looking” information. These forward-looking statements involve risks and uncertainties. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors and other factors noted throughout this prospectus could cause our actual results to differ materially from those contained in any forward-looking statement.

INDEX TO FINANCIAL STATEMENTS

Quicksilver Gas Services LP Unaudited Pro Forma Combined Financial Statements:
Introduction	F-2
Unaudited Pro Forma Combined Balance Sheet at December 31, 2006	F-3
Unaudited Pro Forma Combined Statement of Operations for the Year Ended December 31, 2006	F-4
Notes to Unaudited Pro Forma Combined Financial Statements	F-5
Quicksilver Gas Services Predecessor Financial Statements:
Report of Independent Registered Public Accounting Firm	F-7
Combined Balance Sheets as of December 31, 2005 and 2006	F-8
Combined Statements of Operations for the period from January 21, 2004 (Inception) to December 31, 2004, and for the years ended December 31, 2005 and 2006	F-9
Combined Statements of Cash Flows for the period from January 21, 2004 (Inception) to December 31, 2004, and for the years ended December 31, 2005 and 2006	F-10
Combined Statements of Net Parent Equity for the period from January 21, 2004 (Inception), to December 31, 2004, and for the years ended December 31, 2005 and 2006	F-11
Notes to Combined Financial Statements	F-12
Quicksilver Gas Services LP:
Report of Independent Registered Public Accounting Firm	F-19
Balance Sheet as of February 6, 2007	F-20
Note to Balance Sheet	F-21
Quicksilver Gas Services GP LLC:
Report of Independent Registered Public Accounting Firm	F-22
Balance Sheet as of February 6, 2007	F-23
Note to Balance Sheet	F-24

QUICKSILVER GAS SERVICES LP

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Introduction

The unaudited pro forma combined financial statements of Quicksilver Gas Services LP as of December 31, 2006 and for the year ended December 31, 2006 are based upon the historical combined financial position and the results of operations of Quicksilver Gas Services Predecessor. Quicksilver Gas Services LP (the “Partnership”) will own and operate the businesses of Quicksilver Gas Services Predecessor effective with the closing of this offering. This contribution will be recorded at historical cost as it is considered to be a reorganization of entities under common control. The unaudited pro forma combined financial statements for the Partnership have been derived from the historical combined financial statements of Quicksilver Gas Services Predecessor set forth elsewhere in this Prospectus and are qualified in their entirety by reference to such historical combined financial statements and related notes contained therein. The pro forma financial statements have been prepared on the basis that the Partnership will be treated as a partnership for federal income tax purposes. The unaudited pro forma financial statements should be read in conjunction with the notes accompanying such unaudited pro forma financial statements and with the historical combined financial statements and related notes set forth elsewhere in this Prospectus.

The unaudited pro forma balance sheet and the pro forma statement of operations were derived by adjusting the historical combined financial statements of Quicksilver Gas Services Predecessor. The adjustments are based on currently available information and certain estimates and assumptions; therefore, actual adjustments will differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma combined financial statements.

The unaudited pro forma combined financial statements are not necessarily indicative of the results that actually would have occurred if the Partnership had assumed operations of Quicksilver Gas Services Predecessor on the dates indicated, nor are they indicative of the future results.

QUICKSILVER GAS SERVICES LP

UNAUDITED PRO FORMA COMBINED BALANCE SHEET
December 31, 2006

	Quicksilver Gas
	Services Predecessor			Partnership
	Historical	Adjustments		Pro Forma

ASSETS
Current assets:
Cash and cash equivalents	$2,797,239	$67,500,000	(a)	$2,797,239
		(4,725,000	)(b)
		(3,000,000	)(c)
		50,000,000	(d)
		(109,775,000	)(e)
Accounts receivable:
Trade	66,514	—		66,514
Parent, net	9,801,302	—		9,801,302
Other current assets	146,540	—		146,540

Total current assets	12,811,595	—		12,811,595
Property, plant and equipment — net	130,791,472	—		130,791,472
Other assets	820,800	500,000	(c)	1,320,800

Total assets	$144,423,867	$500,000		$144,923,867

LIABILITIES, REDEEMABLE PARTNERS’ CAPITAL AND NET PARENT EQUITY/PARTNERS’ CAPITAL
Current liabilities:
Accrued additions to property, plant, and equipment	$6,607,957	$—		$6,607,957
Account payable and other	1,293,746	—		1,293,746

Total current liabilities	7,901,703	—		7,901,703
Long-term debt	—	50,000,000	(d)	50,000,000
Asset retirement obligations	502,652	—		502,652
Deferred income tax liabilities	135,000	—		135,000
Redeemable partners’ capital	7,430,872	(7,430,872	)(e)	—
Commitments and contingent liabilities	—	—		—
Net parent equity	128,453,640	(102,344,128	)(e)	—
		(26,109,512	)(f)
Common unitholders — public		67,500,000	(a)	60,275,000
		(4,725,000	)(b)
		(2,500,000	)(c)
Common unitholders — parent		8,816,839	(f)	8,816,839
Subordinated unitholders — parent		16,614,529	(f)	16,614,529
General partner interest		678,144	(f)	678,144

Total liabilities, redeemable partners’ capital and net parent equity/partners capital	$144,423,867	$500,000		$144,923,867

See accompanying notes to unaudited pro forma combined financial statements.

QUICKSILVER GAS SERVICES LP

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2006

	Quicksilver Gas
	Services
	Predecessor		Partnership
	Historical	Adjustments	Pro Forma

Revenues:
Gathering and transportation revenue	$53,144	$—	$53,144
Gathering and transportation revenue — parent	6,460,141	—	6,460,141
Gas processing revenue	62,745	—	62,745
Gas processing revenue — parent	7,342,261	—	7,342,261

Total revenues	13,918,291	—	13,918,291
Expenses:
Operations and maintenance — parent	7,474,317	—	7,474,317
General and administrative — parent	937,000	—	937,000
Depreciation and amortization	2,963,253	—	2,963,253

Total expenses	11,374,570	—	11,374,570

Operating income	2,543,721	—	2,543,721

Other (income) expense	(12,639)	—	(12,639)
Interest expense	—	4,025,000 (g)	4,025,000

Income (loss) before income tax	2,556,360	(4,025,000)	(1,468,640)

Income tax provision	135,000	—	135,000

Net income (loss)	$2,421,360	$(4,025,000)	$(1,603,640)

General partner’s interest in net income (loss)			$(32,073)

Limited partners’ interest in net income (loss)			$(1,571,567)

Net income (loss) per limited partners’ unit			$(0.09)

Weighted average number of limited partners’ units outstanding			17,480,550

See accompanying notes to unaudited pro forma combined financial statements

QUICKSILVER GAS SERVICES LP

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1.	Basis of Presentation, Transactions and the Offering

The historical financial information is derived from the historical financial statements of Quicksilver Gas Services Predecessor. The pro forma balance sheet adjustments have been prepared as if the transactions to be effected at the closing of this offering had taken place on December 31, 2006. For the unaudited pro forma combined statement of operations for the year ended December 31, 2006, the pro forma adjustments have been prepared as if the offering and the related transactions had taken place on January 1, 2006.

A general description of the transactions and adjustments for the offering affecting the unaudited pro forma combined financial statements follows:

•	the issuance by us of common units to the public;

•	the payment of estimated underwriting discounts and fees and other expenses;

•	the payment of estimated related formation expenses;

•	the proceeds received from borrowings under our revolving credit facility;

•	the payment of arrangement fees for our revolving credit facility.

•	the distribution to Quicksilver and the Private Investors from this offering for reimbursement of capital expenditures; and

•	the payment of interest expense related to the borrowing under our revolving credit facility.

Upon completion of this offering, Quicksilver Gas Services LP anticipates incurring an incremental general and administrative expense of approximately $2.5 million per year, some of which will be allocated to Quicksilver Gas Services LP by Quicksilver Resources Inc., as a result of being a publicly traded limited partnership, including compensation and benefits expenses of our executive management personnel, costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and director compensation. The unaudited pro forma combined financial statements do not reflect this anticipated incremental general and administrative expense

2.	Pro Forma Adjustments and Assumptions

(a) Reflects the proceeds of $67.5 million from the issuance and sale of 3,375,000 common units at an assumed initial public offering price of $20.00 per unit. If the underwriters were to exercise their option to purchase additional common units, gross proceeds would equal $77.6 million.

(b) Reflects the payment of estimated underwriting discounts and commissions and structuring fees of $4.7 million, which will be allocated to the public common units.

(c) Reflects the payment of $3.0 million for the estimated costs associated with the offering, our revolving credit facility and related formation transactions, which will be allocated to the public common units. Includes $500,000 of deferred issuance costs associated with the revolving credit facility.

(d) Reflects $50.0 million of borrowings under the revolving credit facility.

(e) Reflects the distribution of approximately $102.4 million to Quicksilver and $7.4 million to the Private Investors.

(f) Reflects the conversion of the adjusted net parent investment of Quicksilver Gas Services Predecessor of $26.1 million from net parent equity to common and subordinated limited partner equity of Quicksilver Gas

QUICKSILVER GAS SERVICES LP

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS — (Continued)

Services LP and the general partner’s interest in Quicksilver Gas Services LP. The conversion is allocated as follows:

•	$8.8 million for 4,638,205 common units

•	$16.6 million for 8,740,275 subordinated units

•	$0.7 million for 356,746 general partner units

(g) Reflects the estimated interest expense, including amortization of debt issuance costs, related to the borrowings from the revolving credit facility referenced in (d) above. The estimated interest expense is based on the current LIBOR rate of 5.35% plus 2.50%. An increase in interest rates of 1% would have increased net interest expense by $0.5 million for 2006.

3.	Pro Forma Net Income (Loss) per Unit

Pro forma net income (loss) per unit is determined by dividing the pro forma net income (loss) that would have been allocated, in accordance with the net income and loss allocation provisions of the limited partnership agreement, to the common and subordinated unitholders under the two-class method, after deducting the general partner’s interest of 2% in the pro forma net income (loss), by the number of common and subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, we assumed that (1) the initial quarterly distribution was made to all unitholders for each quarter during the periods presented and (2) the number of units outstanding were 8,740,275 common units and 8,740,275 subordinated units. The common and subordinated unitholders represent 98% limited partner interests. All units were assumed to have been outstanding since January 1, 2006. Basic and diluted pro forma net income (loss) per unit are equivalent as there are no dilutive units at the date of closing of the initial public offering of the common units of Quicksilver Gas Services LP. Pursuant to the partnership agreement, to the extent that the quarterly distributions exceed certain targets, the general partner is entitled to receive certain incentive distributions that will result in more net income proportionately being allocated to the general partner than to the holders of common and subordinated units. The pro forma net income (loss) per unit calculations assume that no incentive distributions were made to the general partner because no such distribution would have been paid based upon the pro forma available cash from operating surplus for the period.

Staff Accounting Bulletin 1.B.3 requires that certain distributions to owners prior to or coincident with an initial public offering be considered as distributions in contemplation of that offering. Upon completion of this offering, Quicksilver Gas Services LP intends to distribute approximately $109.8 million in cash to Quicksilver Resources Inc. and the Private Investors. This distribution will be paid with $50.0 million of borrowings under the revolving credit facility and $59.8 million from the net proceeds of the issuance and sale of common units. Assuming additional common units were issued to give effect to this distribution, pro forma net income per limited partners’ unit would have been $(0.07) for the year ended December 31, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Quicksilver Resources Inc.

We have audited the accompanying combined balance sheets of Quicksilver Gas Services Predecessor (the “Company”) as of December 31, 2005 and 2006, and the related combined statements of operations, changes in net parent equity, and cash flows for the period January 21, 2004 (date of inception) to December 31, 2004 and each of the two years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the combined financial position of Quicksilver Gas Services Predecessor at December 31, 2005 and 2006, and the combined results of its operations and its cash flows for the period January 21, 2004 (date of inception) to December 31, 2004 and each of the two years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying combined financial statements have been prepared from the separate records maintained by Quicksilver Resources Inc. and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity. Portions of certain expenses represent allocations made from, and are applicable to, Quicksilver Resources Inc. as a whole.

/s/  Deloitte & Touche LLP

Fort Worth, Texas
February 9, 2007

QUICKSILVER GAS SERVICES PREDECESSOR

COMBINED BALANCE SHEETS

	December 31,
	2005	2006

ASSETS
Current assets:
Cash and cash equivalents	$—	$2,797,239
Accounts receivable:
Trade	—	66,514
Parent, net	2,614,494	9,801,302
Other current assets	—	146,540

Total current assets	2,614,494	12,811,595
Property, plant and equipment — net	53,782,987	130,791,472
Other assets	—	820,800

Total assets	$56,397,481	$144,423,867

LIABILITIES, REDEEMABLE PARTNERS’ CAPITAL AND NET PARENT EQUITY
Current liabilities:
Accrued additions to property, plant and equipment	$4,649,379	$6,607,957
Accounts payable and other	155,408	1,293,746

Total current liabilities	4,804,787	7,901,703
Asset retirement obligations	28,729	502,652
Deferred income tax liabilities	—	135,000
Redeemable partners’ capital	—	7,430,872
Commitments and contingent liabilities	—	—
Net parent equity	51,563,965	128,453,640

Total liabilities, redeemable partners’ capital and net parent equity	$56,397,481	$144,423,867

See notes to combined financial statements.

QUICKSILVER GAS SERVICES PREDECESSOR

COMBINED STATEMENTS OF OPERATIONS

	Period from
	January 21,
	2004
	(Inception) to	Year Ended
	December 31,	December 31,
	2004	2005	2006

Revenues:
Gathering and transportation revenue	$—	$—	$53,144
Gathering and transportation revenue — parent	36,190	2,041,644	6,460,141
Gas processing revenue	—	—	62,745
Gas processing revenue — parent	—	2,826,403	7,342,261

Total revenues	36,190	4,868,047	13,918,291
Expenses:
Operations and maintenance — parent	13,675	2,371,476	7,474,317
General and administrative — parent	12,000	329,000	937,000
Depreciation and amortization	7,930	614,371	2,963,253

Total expenses	33,605	3,314,847	11,374,570

Operating income	2,585	1,553,200	2,543,721

Other income	—	—	12,639
Income before income taxes	2,585	1,553,200	2,556,360
Income tax provision	—	—	(135,000)

Net income	$2,585	$1,553,200	$2,421,360

See notes to combined financial statements.

QUICKSILVER GAS SERVICES PREDECESSOR

COMBINED STATEMENTS OF CASH FLOWS

	Period from
	January 21,
	2004
	(Inception) to	Year Ended
	December 31,	December 31,
	2004	2005	2006

Operating activities:
Net income	$2,585	$1,553,200	$2,421,360
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,930	613,597	2,942,322
Accretion of asset retirement obligation	—	774	20,931
Deferred income tax expense	—	—	135,000
Changes in assets and liabilities:
Accounts receivable	—	—	(66,514)
Other current assets	—	—	(146,540)
Accounts payable and other	18,316	137,092	1,138,338

Net cash provided by operating activities	28,831	2,304,663	6,444,897

Investing activities:
Net change in accounts receivable — parent	(30,831)	(2,583,663)	(7,186,807)
Additions to property, plant and equipment	(6,019,601)	(43,707,579)	(77,539,238)
Long-term deposit	—	—	(820,800)

Net cash used in investing activities	(6,050,432)	(46,291,242)	(85,546,845)

Financing activities:
Contributions by parent, net	6,021,601	43,986,579	74,608,089
Contributions by other partners	—	—	7,291,098

Net cash provided by financing activities	6,021,601	43,986,579	81,899,187

NET INCREASE IN CASH AND CASH EQUIVALENTS	—	—	2,797,239
CASH AND CASH EQUIVALENTS — Beginning of period	—	—	—

CASH AND CASH EQUIVALENTS — End of period	$—	$—	$2,797,239

Noncash changes in working capital related to acquisition of property, plant and equipment	$(591,335)	$(4,058,044)	$(1,958,578)

See notes to combined financial statements.

QUICKSILVER GAS SERVICES PREDECESSOR

COMBINED STATEMENTS OF NET PARENT EQUITY

BALANCE —
Date of inception, January 21, 2004	$—
Net change in parent contributions	6,021,601
Net income	2,585

BALANCE —
December 31, 2004	6,024,186
Net change in parent contributions	43,986,579
Net income	1,553,200

BALANCE —
December 31, 2005	51,563,965
Net change in parent contributions	74,608,089
Net income	2,281,586

BALANCE —
December 31, 2006	$128,453,640

See notes to combined financial statements.

QUICKSILVER GAS SERVICES PREDECESSOR

NOTES TO COMBINED FINANCIAL STATEMENTS
PERIOD FROM JANUARY 21, 2004 (DATE OF INCEPTION) TO DECEMBER 31, 2004
AND THE YEARS ENDED DECEMBER 31, 2005 AND 2006

1.	DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Quicksilver Gas Services Predecessor (“QGS Predecessor”) is engaged in the business of gathering and processing natural gas and natural gas liquids, also know as NGLs, produced in the Barnett Shale formation of the Fort Worth Basin located in north Texas. QGS Predecessor is comprised of entities under common control of Quicksilver Resources Inc. (“Quicksilver” or the “Parent”) since inception of the business activities making up QGS Predecessor. The entities under common control, after having been formed by Quicksilver and involving multiple contemporaneous transactions, are Cowtown Pipeline LP, Cowtown Pipeline Partners LP, Cowtown Gas Processing LP and Cowtown Gas Processing Partners LP.

QGS Predecessor’s assets currently consist of a pipeline system in the Fort Worth Basin, referred to as the Cowtown Pipeline and a natural gas processing plant in Hood County, Texas, referred to as the Cowtown Plant. The Cowtown Pipeline consists of natural gas gathering pipelines which gather natural gas produced by customers and deliver it to the Cowtown Plant. The Cowtown Plant consists of QGS Predecessor’s natural gas processing units which extract, or process, the NGLs from the natural gas stream and deliver the residue gas to intrastate pipelines. The NGLs are then sold on behalf of QGS Predecessor’s customers, after transport to an interconnecting third party pipeline via a pipeline segment of QGS Predecessor’s system.

The accompanying combined financial statements and related notes of QGS Predecessor present the financial position, results of operations and cash flows and changes in net parent equity of Quicksilver’s indirectly held Fort Worth Basin natural gas gathering and processing assets. The Parent’s wholly owned subsidiaries own 92% and 94% of the limited partnership interests of Cowtown Pipeline Partners LP and Cowtown Gas Processing Partners LP, respectively, and the 1% general partner interests of both entities at December 31, 2006. Other partners own the remaining limited partner interests, which are subject to the provisions for redemption outside of QGS Predecessor control.

These combined financial statements are prepared in connection with the proposed initial public offering of limited partner units in Quicksilver Gas Services LP (the “Partnership”), which was formed in January 2007 and which will own the operations defined above previously conducted by QGS Predecessor. Subsequent to the initial public offering of the Partnership, a newly formed wholly owned subsidiary of the Parent will direct the business operations of the Partnership through its ownership and control of the Partnership’s general partner. The Partnership is not expected to have any employees. Employees of Quicksilver will be seconded to the Partnership’s general partner pursuant a services and secondment agreement. These seconded employees, which will include all of the field operations personnel and a supervisor, will operate the Partnership’s pipeline system and natural gas processing facilities.

The combined financial statements include the accounts of QGS Predecessor and have been prepared in accordance with accounting principles generally accepted in the United States of America. All significant intercompany balances and transactions within QGS Predecessor have been eliminated. The combined financial statements of QGS Predecessor have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if QGS Predecessor had been operated as an unaffiliated entity. Because a direct ownership relationship did not exist among all the various entities comprising QGS Predecessor, the Parent’s net investment in QGS Predecessor is shown as net parent equity in lieu of owner’s equity in the combined financial statements. Transactions between QGS Predecessor and other Parent operations have been identified in the combined statements as transactions between affiliates (see Note 4). In the opinion of management, all adjustments have been reflected that are necessary for a fair presentation of the combined financial statements.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Property, Plant and Equipment  Property, plant, and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Expenditures for maintenance and repairs are expensed as incurred. Expenditures to refurbish assets that extend the useful lives or prevent environmental contamination are capitalized and depreciated over the remaining useful life of the asset. Upon disposition or retirement of property, plant, and equipment, any gain or loss is charged to operations.

Asset Retirement Obligations  QGS Predecessor adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, or SFAS 143, and Financial Accounting Standards Board, or FASB, Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations or FIN 47, which address financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Asset retirement obligations (“ARO”) are legal obligations associated with the retirement of a tangible long-lived asset that result from the assets acquisition, construction, development and/or normal operation. An ARO is initially measured at its estimated fair value. Upon initial recognition of an ARO, an entity records an increase to the carrying amount of the related long-lived asset and an offsetting ARO liability. The combined cost of the asset and the capitalized asset retirement obligation is depreciated using a systematic and rational allocation method over the period during which the long-lived asset is expected to provide benefits. After the initial period of ARO recognition, the ARO will change as a result of the passage of time and revisions to the original estimates of either the amounts of estimated cash flows or their timing. Changes due to the passage of time increase the carrying amount of the liability because there are fewer periods remaining from the initial measurement date until the settlement date; therefore, the present value of the discounted future settlement amount increases. These changes are recorded as a period cost called accretion expense. Upon settlement, AROs will be extinguished by the entity at either the recorded amount or the entity will incur a gain or loss on the difference between the recorded amount and the actual settlement cost. See Note 3 for information regarding AROs.

Other Assets  Other assets consist of long term deposits on construction projects.

Impairment of Long-Lived Assets  Long lived assets are reviewed by management for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The carrying amount of a long-lived asset is not recoverable when it exceeds the undiscounted sum of the cash flows expected to result from the use and eventual disposition of the asset. Estimates of expected future cash flows represent management’s best estimate based on reasonable and supportable assumptions. When the carrying amount of a long-lived asset is not recoverable impairment loss is measured as the excess of the asset’s carrying value over its fair value. The fair values of long-lived assets are determined using commonly accepted techniques including, but not limited to, recent third party comparable sales, internally developed discounted cash flow analysis and analysis from outside advisors. There were no indicators of asset impairments as of December 31, 2005 and 2006.

Environmental Liabilities  Liabilities for loss contingencies, including environmental remediation costs, arising from claims, assessments, litigation, fines, and penalties and other sources are charged to expense when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

Redeemable Partners’ Capital  QGS Predecessor accounts for partners’ capital subject to provisions for redemption outside of its control as mezzanine equity. These securities are recorded at fair value at the date of issue and will be accreted to the redemption amount at each balance sheet date. The partners may redeem at any time and the redemption amount is at fair value as defined in the redemption agreement. The resulting increases in the carrying amount of the redeemable partners’ capital will be reflected through decreases in net

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

parent equity. No accretion has been recorded as the carrying amounts exceed the redemption amounts for all periods presented.

Revenue Recognition  QGS Predecessor’s primary types of service activities reported as operating revenue include natural gas processing, which generates revenue through gathering and processing of natural gas and NGLs. QGS Predecessor recognizes revenue when all of the following criteria are met: (1) persuasive evidence of an exchange arrangement exists, (2) delivery has occurred or services have been rendered, (3) the price is fixed or determinable and (4) collectibility is reasonably assured.

QGS Predecessor has only fee-based contracts, under which it receives a fixed fee based on the volume of natural gas gathered as processed.

Income Taxes  No provision for income taxes related to the operation is included in the accompanying combined financial statements as such income is taxable directly to the partners holding interests in the various entities. The State of Texas enacted a margin tax in May 2006 that the Partnership will be required to pay beginning in 2008. The method of calculation for this margin tax is similar to an income tax, requiring the Partnership to recognize currently the impact of this new tax on the future tax effects of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. See Note 7 for information regarding income taxes.

Segment Information  SFAS 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. QGS Predecessor operates in one segment only, the natural gas gathering and processing segment.

Use of Estimates  QGS Predecessor’s preparation of financial statements in accordance accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect their reported financial position and results of operations. Management reviews significant estimates and judgments affecting the combined financial statements on a recurring basis and records the effect of any necessary adjustments prior to their publication. Estimates and judgments are based on information available at the time such estimates and judgments are made. Adjustments made with respect to the use of these estimates and judgments often relate to information not previously available. Uncertainties with respect to such estimates and judgments are inherent in the preparation of financial statements. Estimates and judgments are used in, among other things, (1) estimating unbilled revenues and operating and general and administrative costs (2) developing fair value assumptions, including estimates of future cash flows and discount rates, (3) analyzing tangible and intangible assets for possible impairment, (4) estimating the useful lives of assets and (5) determining amounts to accrue for contingencies, guarantees and indemnifications. Actual results could differ materially from estimated amounts.

Recent Accounting Pronouncements  In December 2004, the FASB released its final revised standard entitled SFAS No. 123(R), Share-Based Payment, which significantly changed accounting practice with respect to employee stock options and other stock based compensation. SFAS 123(R) requires companies to recognize, as an operating expense, the estimated fair value of share-based payments to employees, including grants of employee stock options. Because QGS Predecessor does not have any employees it is only affected by the allocation of stock-based compensation cost by the Parent. Such allocation did not have a material effect on QGS Predecessor financial statements.

In September 2006, FASB issued SFAS 157 “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB Board having previously concluded in these accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. However, for some entities, the application of SFAS 157 will change current practice. SFAS 157 is effective for financial statements issued for fiscal years beginning after

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

November 15, 2007, and interim periods within those fiscal years. QGS Predecessor has not yet determined the impact this pronouncement will have on its financial statements.

In July 2006, the FASB issued Interpretation No. 48,“Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”)” which clarifies the accounting and disclosure for uncertainty in tax provisions, as defined. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. This interpretation is effective for fiscal years beginning after December 15, 2006. QGS Predecessor does not expect the adoption of FIN 48 to have a material impact on its financial position or results of operations.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin 108 (“SAB 108”). Due to diversity in practice among registrants, SAB 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006, and early application is encouraged. SAB 108 will have no effect on QGS Predecessor’s financial statements.

3.	PROPERTY, PLANT, AND EQUIPMENT AND ASSET RETIREMENT OBLIGATIONS

Property, plant, and equipment consisted of the following:

	Depreciable	December 31,
	Life	2005	2006

Gathering and transportation systems	20 years	$31,265,494	$36,572,249
Processing plants	20-25 years	—	53,034,689
Rights-of-way and easements	20 years	5,297,052	13,135,129
Construction in progress		17,841,968	31,612,581

		54,404,514	134,354,648
Less: accumulated depreciation and amortization		(621,527)	(3,563,176)

Net property, plant, and equipment		$53,782,987	$130,791,472

Depreciation expense for the period of January 21, 2004 (date of inception) to December 31, 2004 and the years ended December 31, 2005 and 2006 were $7,930, $613,597, and $2,942,322, respectively.

Asset Retirement Obligations — A reconciliation of our liability for asset retirement obligations is as follows:

Asset retirement obligations — January 1, 2005	$—
Addition to asset retirement obligations	27,955
Accretion	774

Asset retirement obligations — December 31, 2005	28,729
Addition to asset retirement obligations	452,992
Accretion	20,931

Asset retirement obligations — December 31, 2006	$502,652

Prior to January 1, 2005, QGS Predecessor’s assets consisted of mainly pipelines. No asset retirement obligations are recognized on pipelines due to their indefinite lives. As of December 31, 2006, no assets are legally restricted related to the settlement of the asset retirement obligation.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

4.	RELATED PARTY TRANSACTIONS

Centralized Cash Management  Quicksilver performs certain cash management activities for QGS Predecessor. Cash activity performed by Quicksilver on behalf of QGS Predecessor, including receivables and payables activity, and the settlement of revenue transactions between QGS Predecessor and its customers have been recorded net within accounts receivable — parent.

The cash balance of $2,797,239 at December 31, 2006 represents cash contributions received directly by QGS Predecessor from other partners.

Services to affiliates  QGS Predecessor routinely conducts business with the Parent and its affiliates. The related transactions result primarily from fee-based arrangements for gathering and processing of natural gas.

Allocation of costs  The employees supporting QGS Predecessor’s operations are employees of the Parent. QGS Predecessor’s combined financial statements also include costs allocated to them by the Parent for centralized general and administrative services performed by the Parent, as well as depreciation of assets utilized by the Parent’s centralized general and administrative functions. Costs allocated to QGS Predecessor were based on identification of the Parent’s resources which directly benefit QGS Predecessor and its proportionate share of costs based on QGS Predecessor estimated usage of shared resources and functions. All of the allocations are based on assumptions that management believes are reasonable; however, these allocations are not necessarily indicative of the costs and expenses that would have resulted if QGS Predecessor had been operated as a stand-alone entity. These allocations were historically not settled in cash and resulted in adjustments to the accounts receivable — parent balance or net parent equity.

The following table summarizes revenues from affiliates of the Parent, payments made or received by the Parent on behalf of QGS Predecessor, and allocations of costs from the Parent which are settled through adjustment to net parent equity or accounts receivable — parent. Management believes these transactions are executed on terms comparable to transactions executed with third parties.

	Period from
	January 21, 2004
	(Inception) to	Year Ended
	December 31,	December 31,
	2004	2005	2006

Cash
Revenue from parent	$36,190	$4,868,047	$13,802,402
Property, plant and equipment additions funded by Parent	6,019,601	43,707,579	77,539,238
Payments made/received by the Parent	(15,359)	(2,334,384)	(10,483,744)
Parent allocation of general and administrative expense	12,000	329,000	937,000

Total	$6,052,432	$46,570,242	$81,794,896

Non-cash
Transactions settled through adjustments to the following:
Net parent equity	$6,021,601	$43,986,579	$74,608,089
Accounts receivable — parent	30,831	2,583,663	7,186,807

Total	$6,052,432	$46,570,242	$81,794,896

5.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of accounts receivable and accounts payable is not materially different from their carrying amounts because of their short-term nature.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

6.	COMMITMENTS AND CONTINGENT LIABILITIES

Commitments  QGS Predecessor has agreements with the Parent and other third parties to provide gathering, processing and delivery of natural gas and NGLs in the Fort Worth Basin. The terms of these agreements range in length from 1 to 10 years. The Parent has dedicated to QGS Predecessor all of its existing and future natural gas production for a period of 10 years from the eight Fort Worth Basin counties in which it currently owns acreage. If QGS Predecessor is shut down for 60 consecutive days for reasons other than force majeure, the Parent would be entitled to elect upon 30 days’ prior notice to terminate its gas gathering and processing agreement and divert the affected gas to an unrelated third party for gathering, processing and transportation.

Additionally, QGS Predecessor has agreements with a third party related to the construction of gas processing units at its Cowtown Plant. Payments are due to the third party upon completion of established milestones related to the construction of the natural gas processing units. QGS Predecessor estimates payments of $5.7 during 2007 to the third party related to the completion of the gas processing units.

Litigation  QGS Predecessor is not subject to any material lawsuits or other legal proceedings at this time.

Casualties or Other Risks.  The Parent maintains coverage in various insurance programs on QGS Predecessor’s behalf, which provides it with property damage, business interruption and other coverages which are customary for the nature and scope of its operations.

Management believes that the Parent has adequate insurance coverage, although insurance will not cover every type of interruption that might occur. As a result of insurance market conditions, premiums and deductibles for certain insurance policies have increased substantially, and in some instances, certain insurance may become unavailable, or available for only reduced amounts of coverage. As a result, the Parent may not be able to renew existing insurance policies or procure other desirable insurance on commercially reasonable terms, if at all.

If QGS Predecessor were to incur a significant liability for which it was not fully insured, it could have a material impact on its combined financial position and results of operations. In addition, the proceeds of any such insurance may not be paid in a timely manner and may be insufficient if such an event were to occur. Any event that interrupts the revenues generated by QGS Predecessor’s combined operations, or which causes QGS Predecessor to make significant expenditures not covered by insurance, could reduce its ability to meet its financial obligations.

Regulatory Compliance  In the ordinary course of business, QGS Predecessor is subject to various laws and regulations. In the opinion of management, compliance with existing laws and regulations will not materially affect the financial position of the QGS Predecessor.

Environmental  The operation of pipelines, plants and other facilities for gathering, transporting, processing, treating, or storing natural gas, NGLs and other products is subject to stringent and complex laws and regulations pertaining to health, safety, and the environment. As an owner or operator of these facilities, QGS Predecessor must comply with United States laws and regulations at the federal, state and local levels that relate to air and water quality, hazardous and solid waste management and disposal, and other environmental matters. The cost of planning, designing, constructing and operating pipelines, plants, and other facilities must incorporate compliance with environmental laws and regulations and safety standards. Failure to comply with these laws and regulations may trigger a variety of administrative, civil and potentially criminal enforcement measures, including citizen suits, which can include the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of injunctions or restrictions on operation. Management believes that, based on currently known information, compliance with these laws and regulations will not have a material adverse effect on QGS Predecessor’s combined results of operations, financial position or cash flows. At December 31, 2005 and 2006, QGS Predecessor had no liabilities recorded for environmental matters.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

7.	INCOME TAXES

In May 2006, the State of Texas enacted a margin tax that will become effective in 2008. This margin tax will require QGS Predecessor to pay a tax at a maximum effective rate of 0.7% of our gross revenue apportioned to Texas. The margin to which the tax rate will be applied generally will be calculated as our revenues for federal income tax purposes less the cost of the products sold for federal income tax purposes. The statute limits the amount of our revenues subject to tax to 70%. Under the provisions of SFAS No. 109, Accounting for Income Taxes, the Partnership is required to record the effects on deferred taxes for a change in tax rates or tax law in the period that includes the enactment date.

Under SFAS No. 109, taxes based on income like the Texas margin tax are accounted for using the liability method under which deferred income taxes are recognized for the future tax effects of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities using the enacted statutory tax rates in effect at the end of the period. A valuation allowance for deferred tax assets is recorded when it is more likely than not that the benefit from the deferred tax asset will not be realized.

As the temporary differences related to the QGS Predecessor property will affect the Texas margin tax, a deferred tax liability has been recorded in the amount of $135,000 as of December 31, 2006.

******

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Quicksilver Gas Services LP

We have audited the accompanying balance sheet of Quicksilver Gas Services LP (the “Partnership”) as of February 6, 2007. This financial statement is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Quicksilver Gas Services LP at February 6, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/  Deloitte & Touche LLP

Fort Worth, Texas
February 9, 2007

QUICKSILVER GAS SERVICES LP

Balance Sheet
February 6, 2007

ASSETS
Cash	$1,000

Total assets	$1,000

PARTNERS’ EQUITY
Limited partner	$980
General partner	20

Total partners’ equity	$1,000

See accompanying note to balance sheet.

QUICKSILVER GAS SERVICES LP

Note to Balance Sheet
February 6, 2007

(1) Organization

Quicksilver Gas Services LP (the “Partnership”), is a Delaware limited partnership formed on February 6, 2007 to acquire the assets of Quicksilver Gas Services Predecessor. The Partnership’s general partner is Quicksilver Gas Services GP LLC. The Partnership has been formed and capitalized; however, there have been no other transactions involving the Partnership.

The Partnership intends to offer common units, representing limited partner interests, pursuant to a public offering. In addition, the Partnership will issue common units and subordinated units to Quicksilver Resources Inc. and to private investors, as well as a 2% general partner interest in the Partnership to Quicksilver Gas Services GP LLC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Quicksilver Gas Services GP LLC

We have audited the accompanying balance sheet of Quicksilver Gas Services GP LLC (the “Company”) as of February 6, 2007. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Quicksilver Gas Services GP LLC at February 6, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/  Deloitte & Touche LLP

Fort Worth, Texas
February 9, 2007

QUICKSILVER GAS SERVICES GP LLC

Balance Sheet
February 6, 2007

ASSETS
Cash	$980
Investment in Quicksilver Gas Services LP	20

Total Assets	$1,000

MEMBER’S EQUITY
Member’s Equity	$1,000

Total member’s equity	$1,000

See accompanying note to balance sheet.

QUICKSILVER GAS SERVICES GP LLC

Note to Balance Sheet
February 6, 2007

(1)  Organization

Quicksilver Gas Services GP LLC (the “General Partner”) is a Delaware limited liability company formed on January 31, 2007, to become the General Partner of Quicksilver Gas Services LP The General Partner has invested $20 in Quicksilver Gas Services LP (the “Partnership”) for its 2% general partner interest. The General Partner has no transactions other than formation and capitalization.

The Partnership intends to offer common units, representing limited partner interest, pursuant to a public offering. In addition, the Partnership will issue subordinated units.

APPENDIX A

AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP
OF
QUICKSILVER GAS SERVICES LP

A-1

APPENDIX B

GLOSSARY OF TERMS

adjusted operating surplus:  For any period, adjusted operating surplus consists of:

•	operating surplus generated with respect to that period (excluding any amounts attributable to the item described in the first bullet point under the definition of operating surplus below); plus

•	any net decrease made in subsequent periods in cash reserves for operating expenditures initially established with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

available cash:  Available cash, for any quarter, consists of all cash on hand at the end of that quarter:

•	less the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments or other agreements; or

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

•	plus, if our general partner so determines, all or a portion of cash on hand on the date of determination of available cash for the quarter.

Bbl or barrel:  One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to oil as NGLs or other liquid hydrocarbons.

Bcf:  One billion cubic feet of natural gas.

Bcfe:  One Bcf equivalent, determined using a ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

capital account:  The capital account maintained for a partner under the partnership agreement. The capital account of a partner for a common unit, a subordinated unit, an incentive distribution right or any other partnership interest will be the amount which that capital account would be if that common unit, subordinated unit, incentive distribution right or other partnership interest were the only interest in Quicksilver Gas Services LP held by a partner.

capital surplus:  Capital surplus consists of:

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities; and

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirement or replacement of assets.

closing price:  The last sale price on a day, regular way, or in case no sale takes place on that day, the average of the closing bid and asked prices on that day, regular way, in either case, as reported in the principal consolidated transaction reporting system for securities listed or admitted to trading on the principal national securities exchange on which the units of that class are listed or admitted to trading. If the units of that class are not listed or admitted to trading on any national securities exchange, the last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by the New York Stock Exchange or any other system then in use. If on any day the units of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the units of the class selected by the our board of directors. If on that day no market maker is making a market in the units of that class, the fair value of the units on that day as determined reasonably and in good faith by our board of directors.

condensate:  Similar to crude oil and produced in association with natural gas gathering and processing.

cumulative common unit arrearage:  The amount by which the minimum quarterly distribution for a quarter during the subordination period exceeds the distribution of available cash from operating surplus actually made for that quarter on a common unit, cumulative for that quarter and all prior quarters during the subordination period.

current market price:  For any class of units listed or admitted to trading on any national securities exchange as of any date, the average of the daily closing prices for the 20 consecutive trading days immediately prior to that date.

dehydration:  The process of removing liquids and moisture content from gas or other matter.

DOT:  Department of Transportation.

EIA:  Energy Information Administration.

EPA:  Environmental Protection Agency.

FERC:  Federal Energy Regulatory Commission.

field:  The general area encompassed by one or more oil or gas reservoirs or pools that are located on a single geologic feature, that are otherwise closely related to the same geologic feature (either structural or stratigraphic).

Fort Worth Basin:  When we refer to the Fort Worth Basin, we mean the area in north Texas under which the geologic formation known as the Barnett Shale is located, and which we define as comprised of the following counties: the Quicksilver Counties, Clay, Denton, Jack, Montague, Parker, Wise, Coryell and Hamilton Counties. Production information for the Fort Worth Basin contained herein was obtained from W.D. Von Gonten & Company and is comprised of production information categorized as production from the above-mentioned counties. Given the lack of information sources comparable to the production information source above, information contained herein for the drilling rigs operating in the Fort Worth Basin is based on information obtained from the Texas Railroad Commission, or TRRC, for Districts 5 and 7B, that comprise the counties listed above, except for Dayton, Jack, Montague and Wise Counties, and also include 37 other counties.

fractionation:  The process by which a mixed stream of natural gas liquids is separated into its constituent products.

Henry Hub:  A pipeline interchange near Erath, Louisiana, where a number of interstate and intrastate pipelines interconnect through a header system operated by Sabine Pipe Line. It is the standard delivery point for the NYMEX natural gas futures contract in the U.S.

hydrocarbon:  An organic compound containing only carbon and hydrogen.

interim capital transactions:  The following transactions if they occur prior to liquidation:

(a) borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than for items purchased on open account in the ordinary course of business) by Quicksilver Gas Services LP or any of its subsidiaries;

(b) sales of equity interests by Quicksilver Gas Services LP or any of its subsidiaries;

(c) sales or other voluntary or involuntary dispositions of any assets of Quicksilver Gas Services LP or any of its subsidiaries (other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and sales or other dispositions of assets as a part of normal retirements or replacements);

(d) capital contributions; and

(e) corporate reorganizations or restructurings.

Mcf:  One thousand cubic feet of natural gas.

MMBtu:  One million British Thermal Units.

MMcf:  One million cubic feet of natural gas.

MMcfe:  One million cubic feet per day equivalent, determined using a ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

MMcfe/d:  MMcfe per day.

MMcf/d:  One million cubic feet per day.

natural gas:  Hydrocarbon gas found in the earth, composed of methane, ethane, butane, propane and other gases.

net wells:  A net well is deemed to exist when the sum of fractional ownership working interests in gross wells equals one. The number of net wells is the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions thereof. A gross well is a well in which a working interest is owned. The number of gross wells is the total number of wells in which a working interest is owned.

NGLs:  Natural gas liquids, which consist primarily of ethane, propane, isobutane, normal butane and natural gasoline.

NYMEX:  New York Mercantile Exchange.

oil:  Crude oil and condensate.

operating expenditures:  All of our cash expenditures, including, but not limited to, taxes, reimbursement of expenses to our general partner, reimbursement of expenses to Quicksilver for services pursuant to the omnibus agreement or personnel provided to us under the services and secondment agreement, payments made in the ordinary course of business under interest rate swap agreements or commodity hedge contracts, manager and officer compensation, repayment of working capital borrowings, debt service payments and estimated maintenance capital expenditures, provided that operating expenditures will not include:

•	repayment of working capital borrowings deducted from operating surplus pursuant to the last bullet point of the definition of operating surplus above when such repayment actually occurs;

•	payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness, other than working capital borrowings;

•	expansion capital expenditures;

•	from and after January 1, 20 , actual maintenance capital expenditures;

•	investment capital expenditures;

•	payment of transaction expenses relating to interim capital transactions; or

•	distributions to our partners (including distributions in respect of our Class B interests and management incentive interests).

operating surplus:  Operating surplus consists of:

•	$20.0 million (as described below); plus

•	all of our cash receipts after the closing of this offering, excluding cash from the following:

•	borrowings that are not working capital borrowings,

•	sales of equity securities and debt securities,

•	sales or other dispositions of assets outside the ordinary course of business,

•	the termination of interest rate swap agreements or commodity hedge contracts prior to the termination date specified herein,

•	capital contributions received, and

•	corporate reorganizations or restructurings; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus

•	cash distributions paid on equity issued to finance all or a portion of the construction, replacement or improvement of a capital asset (such as equipment or reserves) during the period beginning on the date that we enter into a binding obligation to commence the construction, acquisition or improvement of a capital improvement or replacement of a capital asset and ending on the earlier to occur of the date the capital improvement or capital asset is placed into service or the date that it is abandoned or disposed of; less

•	our operating expenditures (as defined below) after the closing of this offering; less

•	the amount of cash reserves established by our board of managers to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred.

Quicksilver Counties:  Hood, Somervell, Johnson, Tarrant, Hill, Parker, Bosque and Erath Counties in Texas.

residue gas:  The pipeline quality natural gas remaining after natural gas is processed.

Tcf:  One trillion cubic feet of natural gas.

throughput:  The volume of product transported or passing through a pipeline, plant, terminal or other facility.

wellhead:  The equipment at the surface of a well used to control the pressure; the point at which the hydrocarbons and water exit the ground.

workover:  Operations on a completed production well to clean, repair and maintain the well for the purposes of increasing or restoring production.

[Quicksilver Gas Services LP Logo]

Until          , 2007 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 13.	Other Expenses of Issuance and Distribution.

Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the NASD filing fee, the amounts set forth below are estimates.

SEC registration fee	$8,721
NASD filing fee	$8,651
Printing and engraving expenses	$750,000
Fees and expenses of legal counsel	$1,000,000
Accounting fees and expenses	$200,000
Transfer agent and registrar fees	$5,000
NYSE Arca listing fee	$100,000
Miscellaneous	$427,628

Total	$2,500,000

Item 14.	Indemnification of Officers and Members of Our Board of Directors.

The section of the prospectus entitled “The Partnership Agreement — Indemnification” discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to Section 10 of the Underwriting Agreement to be filed as an exhibit to this registration statement in which we and our general partner will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17 108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever.

Item 16.	Exhibits.

The following documents are filed as exhibits to this registration statement:

Exhibit
Number			Description

1	.1*	—	Form of Underwriting Agreement
3	.1†	—	Certificate of Limited Partnership of Quicksilver Gas Services LP
3	.2*	—	Amended and Restated Limited Partnership Agreement of Quicksilver Gas Services LP
3	.3†	—	Certificate of Formation of Quicksilver Gas Services GP LLC
3	.4*	—	Limited Liability Company Agreement of Quicksilver Gas Services GP LLC
5	.1*	—	Opinion of Andrews Kurth LLP as to the legality of the securities being registered.
8	.1*	—	Opinion of Andrews Kurth LLP relating to tax matters.
10	.1*	—	Revolving Credit Facility
10	.2*	—	Third Amended and Restated Cowtown Gas Facilities Gas Gathering and Processing Agreement dated September 1, 2006, by and among Quicksilver Resources Inc., Cowtown Pipeline Partners L.P. and Cowtown Gas Processing Partners L.P.
10	.3*		Form of Omnibus Agreement by and among Quicksilver Resources Inc., Quicksilver Gas Services GP LLC and Quicksilver Gas Services LP
10	.4*		2007 Equity Plan of Quicksilver Gas Services GP LLC
10	.5*		Form of Services and Secondment Agreement by and among Quicksilver Resources Inc., Quicksilver Gas Services GP LLC and Quicksilver Gas Services LP
21	.1*	—	List of Subsidiaries of Quicksilver Gas Services LP
23.1		—	Consent of Deloitte & Touche LLP
23.2		—	Consent of Schlumberger Data and Consulting Services
23.3		—	Consent of W.D. Von Gonten & Company
23	.4*	—	Consent of Andrews Kurth LLP (contained in Exhibit 5.1)
23	.5*	—	Consent of Andrews Kurth LLP (contained in Exhibit 8.1)
24.1		—	Powers of Attorney (contained on the signature pages to this Registration Statement)

*	To be filed by amendment.

†	Previously filed.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the Registration Statement (No. 333-140599) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on March 30, 2007.

QUICKSILVER GAS SERVICES LP

By:	Quicksilver Gas Services GP LLC, its general partner

By:	/s/ Philip W. Cook
Name: Philip W. Cook

Title:	Senior Vice President, Chief Financial Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

Signature		Title	Date

* Thomas F. Darden		President and Chief Executive Officer (Principal Executive Officer)	March 30, 2007

/s/ Glenn Darden Glenn Darden		Chairman of the Board	March 30, 2007

* Paul J. Cook		Executive Vice President and Chief Operating Officer	March 30, 2007

/s/ Philip W. Cook Philip W. Cook		Senior Vice President, Chief Financial Officer and Director (Principal Financial Officer)	March 30, 2007

/s/ D. Wayne Blair D. Wayne Blair		Vice President and Chief Accounting Officer (Principal Accounting Officer)	March 30, 2007

* John C. Cirone		Senior Vice President and General Counsel	March 30, 2007

* By:	/s/ Philip W. Cook Philip W. Cook, Attorney-in-fact

Each person whose signature appears below appoints Philip W. Cook and John C. Cirone, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them of their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ Glenn Darden Glenn Darden	Chairman of the Board	March 30, 2007

/s/ D. Wayne Blair D. Wayne Blair	Vice President and Chief Accounting Officer (Principal Accounting Officer)	March 30, 2007

EXHIBIT INDEX

Exhibit
Number			Description

1	.1*	—	Form of Underwriting Agreement
3	.1†	—	Certificate of Limited Partnership of Quicksilver Gas Services LP
3	.2*	—	Amended and Restated Limited Partnership Agreement of Quicksilver Gas Services LP
3	.3†	—	Certificate of Formation of Quicksilver Gas Services GP LLC
3	.4*	—	Limited Liability Company Agreement of Quicksilver Gas Services GP LLC
5	.1*	—	Opinion of Andrews Kurth LLP as to the legality of the securities being registered.
8	.1*	—	Opinion of Andrews Kurth LLP relating to tax matters.
10	.1*	—	Revolving Credit Facility
10	.2*	—	Third Amended and Restated Cowtown Gas Facilities Gas Gathering and Processing Agreement dated September 1, 2006, by and among Quicksilver Resources Inc., Cowtown Pipeline Partners L.P. and Cowtown Gas Processing Partners L.P.
10	.3*		Form of Omnibus Agreement by and among Quicksilver Resources Inc., Quicksilver Gas Services GP LLC and Quicksilver Gas Services LP
10	.4*		2007 Equity Plan of Quicksilver Gas Services GP LLC
10	.5*		Form of Services and Secondment Agreement by and among Quicksilver Resources Inc., Quicksilver Gas Services GP LLC and Quicksilver Gas Services LP
21	.1*	—	List of Subsidiaries of Quicksilver Gas Services LP
23.1		—	Consent of Deloitte & Touche LLP
23.2		—	Consent of Schlumberger Data and Consulting Services
23.3		—	Consent of W.D. Von Gonten & Company
23	.4*	—	Consent of Andrews Kurth LLP (contained in Exhibit 5.1)
23	.5*	—	Consent of Andrews Kurth LLP (contained in Exhibit 8.1)
24.1		—	Powers of Attorney (contained on the signature pages to this Registration Statement)

*	To be filed by amendment.

†	Previously filed.